UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Table of Contents

Table of Contents

1 - Press Release	3
Highlights	4
Main Infotmation	6
Ratings	8
Net Income VS. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Economic Scenario	21
Main Economic Indicators	22
Guidance	23
Statement of Income vs. Managerial Income vs. Adjusted Income	24
2 - Economic and Financial Analysis	27
Balance Sheet	28
Adjusted Statement of Income – Consolidated	29
Financial Margin – Interest and Non-Interest	29
– Financial Margin - Interest	30
• Loan Financial Margin - Interest	32
• Funding Financial Margin - Interest	48
• Securities/Other Financial Margin - Interest	53
• Insurance Financial Margin - Interest	53
– Financial Margin – Non-Interest	54
Insurance, Private Pension Plans and Savings Bonds	55
– Bradesco Vida e Previdência	62
– Bradesco Saúde – Consolidated	64
– Bradesco Capitalização	65
– Bradesco Auto/RE	67
Fee and Commission Income	69
Administrative and Personnel Expenses	75
– Coverage Ratio	78
Tax Expenses	78
Equity in the Earnings (Losses) of Unconsolidated Companies	79
Operating Result	79
Non-Operating Result	80
3 - Return to Shareholders	81
Sustainability	82
Investor Relations Area – RI	82
Corporate Governance	83
Bradesco Shares	83
Main Indicators	85
Weighting in Main Stock Market Indexes	86
Dividends / Interest on Shareholders’ Equity – JCP	86
4 - Additional Information	87
Products and Services Market Share	88
Compulsory/Liabilities	89
Investments in Infrastructure, Information Technology and e Telecommunications	90
Risk Management	91
Capital Adequacy Ratio (Basel II)	91
5 - Independent Auditors’ Report	93
Limited assurance report from independent auditors on the supplementary accounting information	94
6 - Financial Statements, Independent Auditor’s Report and Report of the Fiscal Council	95
Consolidated Financial Statements	96

Bradesco	1

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other reason.

Few numbers of this Report were submitted to rounding adjustments.
Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

2	Report on Economic and Financial Analysis - March 2011

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Highlights

The main figures obtained by Bradesco in the first quarter of 2011 are presented below:

  quarter of 2011, of which R$104 million as monthly dividends paid and R$820 million provisioned.

  The Financial Margin reached R$9.362 billion, up 21.8% in comparison to the first quarter of 2010.
  The Delinquency Ratio over 90 days stood at 3.6%, down 0.8 p.p. from March 2010.
  The Efficiency Ratio(6) stood at 42.7% (41.2% in March 2010) and in the concept of “adjusted-to-risk” ratio stood at 52.1% in March 2011 (55.4% in March 2010).
  Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income totaled R$7.850 billion in the first quarter of 2011, up by 9.1% over the same period in 2010. Technical provisions stood at R$89.980 billion, equal to 30.4% of the Brazilian insurance market (reference date: January/11).
  Investments in infrastructure, information technology and telecommunication amounted to R$865 million in the first quarter of 2011, for growth of 13.1% when compared to the same period in the previous year.
  Taxes and contributions, including social security, paid or provisioned, amounted to R$4.973 billion, of which R$1.745 billion corresponded to taxes withheld and collected from third parties and R$3.228 billion based on the activities of Bradesco Organization, equivalent to 117.9% of Adjusted Net Income(1) .
  Banco Bradesco has an extensive distribution network in Brazil, with 6,619 Service Points (3,651 Branches, 1,308 PABs and 1,660 PAAs). Customers can also use 1,588 PAEs, 27,649 Bradesco Expresso service points, 6,218 Banco Postal (Postal Bank) branches, 32,514 own ATMs in the Bradesco Dia&Noite network and 11,749 ATMs shared with other banks(7) .

      Adjusted Net Income(1) in the first quarter of 2011 was R$2.738 billion (an increase of 27.5% compared to R$2.147 billion in the same period of 2010), corresponding to earnings per share of R$2.72 in the last 12 months and Return on Average Shareholders’ Equity(2) of 24.2%.
      Adjusted Net Income was composed of R$1.977 billion from banking activities, which represented 72% of the total, and R$761 million from insurance, private pension plans and savings bond operations, which accounted for 28% of the total.
      On March 31, 2011, Bradesco’s market capitalization stood at R$117.027 billion(3) , while the value of preferred shares rose by 15.7%(4) in the last 12 months, against a 2.5% depreciation of the Ibovespa index.
      Total Assets stood at R$675.387 billion in March 2011, an increase of 26.8% from the balance in the same period in 2010. Return on Average Assets was 1.7%.
      The Expanded Loan Portfolio(5) stood at R$304.374 billion in March 2011, up 22.6% from the same period in 2010. Operations with individuals totaled R$100.079 billion (up 16.4%), while operations with companies totaled R$204.295 billion (up 25.9%).
      Total Assets under Management stood at R$919.007 billion, an increase of 24.2% from March 2010.
      Shareholders’ Equity stood at R$51.297 billion in March 2011 and included a capital increase in the amount of R$1.511 billion, up by 19.1% on the balance of March 2010. The Capital Adequacy Ratio (Basel II) stood at 15.0% in March 2011, 13.4% of which under Tier I Capital.
      Interest on Shareholders’ Equity and Dividends were paid and provisioned to shareholders, in the amount of R$924 million related to the first

    (1) According to non-recurring events described on page 08 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) R$ 127.474 billion considering the closing price of preferred shares (most traded share); (4) Includes reinvestment of dividends/interest on shareholders’ equity; (5) Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables) and operations with Credit Risk – Commercial Portfolio (expanded criteria), which includes debentures and promissory notes; (6) Accumulated over 12 months; and (7) Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander.

4	Report on Economic and Financial Analysis – March 2011

      Employee payroll, plus charges and benefits, totaled R$2.080 billion. Social benefits provided to the 96,749 employees of the Bradesco Organization and their dependents amounted to R$495.444 million, while investments in training and development programs totaled R$19.282 million.
      On April 7, 2011, Fitch raised Bradesco’s long and short-term IDRs, reflecting the Bank’s sound financial strength. Bradesco’s long term foreign currency IDR moved from 'BBB' to 'BBB+, while the long-term domestic currency IDR rating moved from 'BBB +' to 'A -' and the short term IDR in domestic currency increased from 'F2' to 'F1.' Bradesco Seguros’ Issuer Financial Strength (IFS) rating was raised from 'BBB+' to 'A-'.
      On March 25, 2011, Bradesco requested authorization by the Brazilian Central Bank to create an ADR program backed by common shares on the American market, which included an increase in the limit on foreign interest that will not change its corporate structure or control.
      As of April 4, 2011, Bradesco, Banco do Brasil and Caixa Econômica Federal began to offer cards through the Brazilian brand Elo. The new brand’s goal is to reach 15% of the domestic market in up to 5 years and become the most complete and modern means of payment platform in the country.
      Main Awards and Recognitions in the first quarter of 2011:
      6th most valuable brand in the global banking sector. This is the first time that a bank from an emerging economy has reached this position (Brand Finance Global Banking 500 – 2011 – The Banker magazine);
      The most valuable brand in Brazil, a position Bradesco has held since 2007, according to a survey released by the consultant Brand Finance. In a global ranking of 500 companies,  Bradesco came in 28th ;

      One of the 100 most sustainable companies in the world, according to the 7th edition of the “Global 100” ranking (Corporate Knights magazine);
      Bradesco Seguros was the winner of the 18th edition of the “Top of Quality 2010” prize in the “Insurance and Pension Plan” category (Top of Business magazine and CNEP); and
      Bradesco Asset Management (Bram) received the “Top Management” Prize from ValorInveste magazine, published by the  Valor Econômico newspaper, a recognitionof the best fund managers in the country (Standard & Poor’s).
      With Regards to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and the offering of social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. The highlight in this area is Fundação Bradesco, which has been developing an extensive social and educational program that operates 40 schools throughout Brazil. In 2011, a forecasted budget of R$307.994 million will help serve more than 526 thousand people, 111 thousand of which through its own schools, in Basic Education, from Kindergarten to High School and Vocational Training - High School Level; Education for Youth and Adults; and Preliminary and Continued Education. In the Virtual School - Fundação Bradesco’s e- learning portal - , at the CIDs – Digital Inclusion Centers and through programs conducted under strategic partnerships, like Educa+Ação, over 415 thousand students will be served. The more than 50 thousand Basic Education students receive uniforms, school supplies, meals and medical and dental assistance free of charge. For 54 years, Fundação Bradesco has provided more than 2 million students with quality formal education free of charge, who, together with participants in in-class and distance courses, bring the number of participants to over 4 million people.

Bradesco	5

Main Information

	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	Variation %
									1Q11 x 4Q10	1Q11 x 1Q10
Statement of Income for the Period R$ million
Book Net Income	2,702	2,987	2,527	2,405	2,103	2,181	1,811	2,297	(9.5)	28.5
Adjusted Net Income	2,738	2,684	2,518	2,455	2,147	1,839	1,795	1,996	2.0	27.5
Total Financial Margin	9,362	9,018	8,302	8,047	7,689	7,492	7,587	7,560	3.8	21.8
Gross Loan Financial Margin	6,180	6,143	5,833	5,757	5,630	5,373	5,150	4,979	0.6	9.8
Net Loan Financial Margin	3,820	3,848	3,774	3,596	3,442	2,678	2,242	1,861	(0.7)	11.0
Expenses w ith Allow ance for Loan Losses	(2,360)	(2,295)	(2,059)	(2,161)	(2,188)	(2,695)	(2,908)	(3,118)	2.8	7.9
Fee and Commission Income	3,510	3,568	3,427	3,253	3,124	3,125	2,857	2,911	(1.6)	12.4
Administrative and Personnel Expenses	(5,576)	(5,790)	(5,301)	(4,976)	(4,767)	(4,827)	(4,485)	(4,141)	(3.7)	17.0
Premiums fromInsurance, Private Pension Plan Contributions and Income fromSavings Bonds	7,850	9,022	7,697	7,163	7,196	8,040	6,685	6,094	(13.0)	9.1
Balance Sheet - R$ million
Total Assets	675,387	637,485	611,903	558,100	532,626	506,223	485,686	482,478	5.9	26.8
Securities	217,482	213,518	196,081	156,755	157,309	146,619	147,724	146,110	1.9	38.3
Loan Operations (1)	284,695	274,227	255,618	244,788	235,238	228,078	215,536	212,768	3.8	21.0
- Individuals	100,079	98,122	92,905	89,648	86,012	82,085	75,528	74,288	2.0	16.4
- Corporate	184,616	176,105	162,713	155,141	149,226	145,993	140,008	138,480	4.8	23.7
Allowance for Loan Losses (ALL)	(16,740)	(16,290)	(16,019)	(15,782)	(15,836)	(16,313)	(14,953)	(13,871)	2.8	5.7
Total Deposits	203,822	193,201	186,194	178,453	170,722	171,073	167,987	167,512	5.5	19.4
Technical Provisions	89,980	87,177	82,363	79,308	77,685	75,572	71,400	68,828	3.2	15.8
Shareholders' Equity	51,297	48,043	46,114	44,295	43,087	41,754	38,877	37,277	6.8	19.1
Assets Under Management	919,007	872,514	838,455	767,962	739,894	702,065	674,788	647,574	5.3	24.2
Performance Indicators (%) on Adjusted Net Income (except when stated otherwise)
Adjusted Net Income per Share - R$ (2)	2.72	2.61	2.38	2.19	2.07	2.02	2.04	2.06	4.2	31.4
Book Value per Share (Common and Preferred) - R$	13.42	12.77	12.26	11.77	11.45	11.10	10.49	10.04	5.1	17.2
Annualized Return on Average Shareholders' Equity (3)(4)	24.2	22.2	22.5	22.8	22.2	20.3	21.5	23.3	2.0 p.p	2.0 p.p
Annualized Return on Average Assets (4)	1.7	1.7	1.7	1.7	1.7	1.6	1.6	1.7	-	-
Average Rate - (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets) Annualized	8.2	8.3	7.9	8.2	8.1	8.1	8.3	8.2	(0.1) p.p	0.1 p.p
Fixed Assets Ratio - Total Consolidated	17.4	18.1	16.7	20.9	19.8	18.6	15.4	15.1	(0.7) p.p	(2.4) p.p
Combined Ratio - Insurance (5)	86.1	85.1	85.3	84.7	85.2	85.3	88.9	85.5	1.0 p.p	0.9 p.p
Efficiency Ratio (ER) (2)	42.7	42.7	42.5	42.0	41.2	40.5	40.9	41.5	-	1.5 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses)(2)	63.6	64.2	65.1	64.9	66.0	66.5	66.4	67.3	(0.6) p.p	(2.4) p.p
Market Capitalization - R$ million (6)	117,027	109,759	114,510	87,887	100,885	103,192	98,751	81,301	6.6	16.0
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	7.0	7.1	7.4	7.6	8.0	8.5	8.3	7.7	(0.1) p.p	(1.0) p.p
Non-Performing Loans (>60 days (8) / Loan Portfolio)	4.4	4.3	4.6	4.9	5.3	5.7	5.9	5.6	0.1 p.p	(0.9) p.p
Delinquency Ratio (> 90 days (8)/ Loan Portfolio)	3.6	3.6	3.8	4.0	4.4	4.9	5.0	4.6	-	(0.8) p.p
Coverage Ratio (> 90 days (8))	193.6	197.6	191.8	188.5	180.8	174.6	166.5	169.1	(4.0) p.p	12.8 p.p
Coverage Ratio (> 60 days (8))	159.1	163.3	162.0	155.8	151.3	148.6	139.4	137.9	(4.2) p.p	7.8 p.p
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	15.0	14.7	15.7	15.9	16.8	17.8	17.7	17.0	0.3 p.p	(1.8) p.p
- Tier I	13.4	13.1	13.5	13.9	14.3	14.8	14.3	14.3	0.3 p.p	(0.9) p.p
- Tier II	1.7	1.7	2.3	2.1	2.6	3.1	3.5	2.8	-	(0.9) p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	-	-

6	Report on Economic and Financial Analysis – March 2011

	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept09	Jun09	Variation %
									Mar11 x Dec10	Mar11 x Mar10
Structural Information Units
Service Points	57,185	54,884	52,015	49,154	46,570	44,577	42,563	41,003	4.2	22.8
- Branches	3,651	3,628	3,498	3,476	3,455	3,454	3,419	3,406	0.6	5.7
- PAAs (9)	1,660	1,660	1,643	1,592	1,451	1,371	1,338	1,260	-	14.4
- PABs (9)	1,308	1,263	1,233	1,215	1,200	1,190	1,194	1,192	3.6	9.0
- PAEs (9)	1,588	1,557	1,559	1,565	1,564	1,551	1,539	1,528	2.0	1.5
- Outplaced Bradesco ATMNetwork Terminals (10)	3,921	3,891	4,104	3,827	3,664	3,577	3,569	3,516	0.8	7.0
- ATM Terminals in the Shared Network (10) (11)	10,326	9,765	8,113	7,358	6,912	6,486	5,980	5,558	5.7	49.4
- Banco Postal (Postal Bank)	6,218	6,203	6,194	6,177	6,110	6,067	6,038	6,011	0.2	1.8
- Bradesco Expresso (Correspondent Banks)	27,649	26,104	24,887	23,190	21,501	20,200	18,722	17,699	5.9	28.6
- Bradesco Promotora de Vendas	853	801	773	743	702	670	753	822	6.5	21.5
- Branches / Subsidiaries Abroad (12)	11	12	11	11	11	11	11	11	(8.3)	-
ATMs	44,263	43,072	41,007	39,766	38,772	37,957	37,178	36,430	2.8	14.2
- Own Network	32,514	32,015	31,759	31,387	30,909	30,657	30,414	30,191	1.6	5.2
- Shared Network (11)	11,749	11,057	9,248	8,379	7,863	7,300	6,764	6,239	6.3	49.4
Credit and Debit Cards (13) - in million	147.5	145.2	140.7	137.8	135.6	132.9	88.4	86.3	1.6	8.8
Employees (14)	96,749	95,248	92,003	89,204	88,080	87,674	85,027	85,871	1.6	9.8
Employees and Interns	10,321	9,999	9,796	8,913	9,605	9,589	9,606	9,439	3.2	7.5
Foundation Employees (15)	3,788	3,693	3,756	3,734	3,713	3,654	3,696	3,645	2.6	2.0
Customers - in millions
Checking Accounts	23.5	23.1	22.5	21.9	21.2	20.9	20.7	20.4	1.7	10.8
Savings Accounts (16)	39.4	41.1	38.5	37.1	36.2	37.7	35.1	33.9	(4.1)	8.8
Insurance Group	37.0	36.2	34.6	33.9	33.8	30.8	30.3	29.1	2.2	9.5
- Policyholders	32.1	31.5	30.0	29.3	29.2	26.3	25.8	24.6	1.9	9.9
- Pension Plan Participants	2.1	2.0	2.0	2.0	2.0	2.0	2.0	2.0	5.0	5.0
- Savings Bond Customers	2.8	2.7	2.6	2.6	2.6	2.5	2.5	2.5	3.7	7.7
Bradesco Financiamentos	2.9	3.3	3.4	3.5	3.8	4.0	4.1	4.0	(12.1)	(23.7)

(1)	Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables). If operations with Credit Risk – Commercial Portfolio (expanded criteria) were also included, covering debentures and promissory notes, the balance of the expanded loan portfolio would be R$304,374 million in March 2011, R$293,555 million in December 2010 and R$248,282 million in March 2010;
(2)	In the last 12 months;
(3)	Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity;
(4)	Adjusted net income in the period;
(5)	Excluding additional provisions;
(6)	Number of shares (less treasury shares) multiplied by the closing price of the common and preferred shares on the period’s last trading day;
(7)	Excludes Sureties and Guarantees, advanced payment of credit card receivables and loan assignments (mortgage-backed receivables and receivables-backed investment funds);
(8)	Credits overdue;
(9)	PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(10)

      Including overlapping ATMs within the Bank’s own and shared network: in March 2011 – 2,024; December 2010 – 1,999, September 2010 – 1,670, June 2010 - 1,547, March 2010 – 1,490, December 2009 – 1,455, September 2009 – 1,452 and June 2009 – 1,431;

(11)	Shared ATM network: Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander, since November 2010;
(12)	In January 2011, the Nassau Branch of Banco Bradesco S.A. was merged into Bradesco Grand Cayman branch;
(13)	Includes pre-paid, Private Label, Banco Ibi as of December 2009 and Ibi México as of December 2010;
(14)	It started including Ibi Promotora employees as of December 2009;
(15)	Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and
(16)	Number of accounts.

Bradesco	7

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Individual	Support	Domestic Currency		Foreign Currency				Domestic
B/C	3	Long-Term A -	Short-Term F1	Long-Term BBB +		Short-Term F2		Long-Term	Short-Term
								AAA (bra)	F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength	International Scale					Domestic Scale		International Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB -
	Baa2	A1	P- 1	Baa3	P-3	Aaa.br	BR - 1
*
Standard & Poor's						Austin Rating
International Scale - Counterparty Rating				Domestic Scale		Corporate Governance	Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating				Long-Term	Short- Term
Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	GAMMA -7 Score	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

      Net Income vs. Adjusted Net Income

      The main non-recurring events that impacted net income in the periods below are presented in the following comparative chart:

	R$ million
	1Q11	4Q10	1Q10
Book Net Income	2,702	2,987	2,103
Non-Recurring Events	36	(303)	44
- Partial Divestment (1)	-	(59)	-
- ALL - Change in Drag Calculation Parameters	-	(220)	-
- Records of Tax Credits	-	(94)	(242)
- Provision for Tax Contingencies	-	-	397
- Provision for Civil Contingencies - Economic Plans	54	86	36
- Other (2)	-	(73)	-
- Tax Effects	(18)	57	(147)
Adjusted Net Income	2,738	2,684	2,147
ROAE % (*)	23.8	28.2	21.7
ROAE (ADJUSTED) % (*)	24.2	25.1	22.2
(*) Annualized;
(1) Gross gain related to investments at BM&FBovespa; and
(2)

      In 4Q10: refers to the R$86 million capital gain in Fidelity; and net effect of payment of taxes, through an installment program and payment in one lump sum of tax debt - Law 11,941/09 (REFIS), in the amount of R$14 million, offset by R$27 million in impairment expenses.

8	Report on Economic and Financial Analysis – March 2011

Summarized Analysis of Adjusted Income

      To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Statement of Income for the analyses and comments contained in this Report on Economic and  Financial Analysis, which is obtained from adjustments made to the Book Statement of Income, detailed at the end of this

      Press Release, which includes adjustments to  non-recurring events shown in the previous page. Note that the Adjusted Statement of Income is the basis adopted for the analyses and comments made in chapters 1 and 2 of this report.

	R$ million
	Adjusted Statement of Income
	1Q11	4Q10	Variation		1Q11	1Q10	Variation
			1Q11 x 4Q10				1Q11 x 1Q10
			Amount	%			Amount	%
Financial Margin	9,362	9,018	344	3.8	9,362	7,689	1,673	21.8
- Interest	8,849	8,553	296	3.5	8,849	7,406	1,443	19.5
- Non-Interest	513	465	48	10.3	513	283	230	81.3
ALL	(2,360)	(2,295)	(65)	2.8	(2,360)	(2,188)	(172)	7.9
Gross Income from Financial Intermediation	7,002	6,723	279	4.1	7,002	5,501	1,501	27.3
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	785	700	85	12.1	785	583	202	34.6
Fee and Commission Income	3,510	3,568	(58)	(1.6)	3,510	3,124	386	12.4
Personnel Expenses	(2,436)	(2,533)	97	(3.8)	(2,436)	(2,120)	(316)	14.9
Other Administrative Expenses	(3,140)	(3,257)	117	(3.6)	(3,140)	(2,647)	(493)	18.6
Tax Expenses	(880)	(858)	(22)	2.6	(880)	(749)	(131)	17.5
Equity in the Earnings (Losses) of Unconsolidated Companies	34	60	(26)	(43.3)	34	29	5	17.2
Other Operating Income/Expenses	(922)	(646)	(276)	42.7	(922)	(550)	(372)	67.6
Operating Income	3,953	3,757	196	5.2	3,953	3,171	782	24.7
Non-Operating Income	(4)	10	(14)	-	(4)	4	(8)	-
Income Tax / Social Contribution	(1,138)	(1,059)	(79)	7.5	(1,138)	(1,010)	(128)	12.7
Minority Interest	(73)	(24)	(49)	204.2	(73)	(18)	(55)	305.6
Adjusted Net Income	2,738	2,684	54	2.0	2,738	2,147	591	27.5

(*) Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	9

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

      In the first quarter of 2011, Bradesco’s adjusted net income stood at R$2,738 million, an increase of 2.0% or R$54 million from the previous quarter, which was primarily impacted by: (i) a growth in financial margin, due to the increased volume of operations; (ii) lower personnel and administrative expenses; offset by: (iii) an increase in the allowance for loan losses; (iv) lower fee and commission income; and (v) an increase in other operating expenses (net of other operating revenue).

      In the first quarter of 2011 versus the same period of previous year, adjusted net income increased R$591 million, or 27.5%. The main reasons for this result are described below in the analysis of the main income statement items.

      Shareholders’ Equitystood at R$51.297 billion in March 2011 and included a capital increase in the amount of R$1.511 billion, up by 19.1% on the balance of March 2010. The Capital Adequacy Ratio stood at 15.0%, of which 13.4% was under Tier I Capital.

      Total assets stood at R$675,387 million in March 2011, up 26.8% over March 2010, driven by the expansion of business volume. Return on Average Assets (ROAA) remained stable, hovering near 1.7%.

10	Report on Economic and Financial Analysis – March 2011

Efficiency Ratio (ER)

      The ER calculated on an “adjusted-to-risk” basis to reflect the impact of risk in loan operations(2) dropped for the fifth consecutive quarter, reaching 52.1% in the first quarter of 2011, up 0.3 p.p. compared to the previous quarter and 3.3 p.p. year-on-year. This behavior is in line with the results of previous quarters, mainly due to decreased delinquency.

      The ER – accumulated over 12 months(1) remained stable in relation to the previous quarter.

      The quarterly ER decreased from 44.0% in the fourth quarter of 2010 to 42.0% in the first quarter of 2011, mainly due to: (i) reduced personnel expenses due to vacation periods concentrated in the first quarter; (ii) lower administrative expenses; and (iii) increased financial margin, driven by growth in business volume.

      (1) Efficiency Ratio (ER) = (Personnel Expenses – Employee Profit Sharing (PLR) + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and (ii) revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our Efficiency Ratio in the first quarter of 2011 would be 43.5%.

      (2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

Bradesco	11

Financial Margin

      The R$344 million increase between the first quarter of 2011 and the fourth quarter of 2010 was due to:

        the increase in income from interest- earning operations by R$296 million, mainly the result of: (i) higher income from funding margin; and (ii) higher income from insurance margin; and
        higher income from non-interest margin, in the amount of R$48 million.

      The financial margin posted a R$1,673 million improvement between the first quarter of 2011 and the same period in 2010, which corresponds to a 21.8% growth, mainly driven by:

          growth in income from interest-earning operations of R$1,443 million, mainly due to (i) higher income from loan operations, resulting from increase in business volumes; (ii) higher income from funding margin; and (iii) higher income from insurance margin; and

          greater income from the non-interest margin, in the amount of R$230 million, due to higher treasury/securities gains.

12	Report on Economic and Financial Analysis – March 2011

Total Loan Portfolio

        In March 2011, Bradesco’s loan operations (considering sureties, guarantees, advances of credit card receivables and assignment of receivables-backed investment funds and mortgage-backed receivables) totaled R$284.7 billion. The expansion of 3.8% in the quarter was due to: (i) 5.3% growth in Large Corporate portfolio; (ii) 4.3% in the SME portfolio; and (iii) 2.0% in the Individuals portfolio.

        Year on year, the portfolio expanded by 21.0%, the result of growth of: (i) 29.4% in the SME portfolio, (ii) 19.0% in the Large Corporate portfolio; and (iii) 16.4% in the Individuals portfolio.

        In the Individuals segment, the products that posted the strongest growth in the last twelve months were: (i) real estate financing; (ii) the payroll-deductible loan portfolio; and (iii) BNDES/Finame onlending operations. In the Corporate segment, growth was led by: (i) BNDES/Finame onlending operations; (ii) credit card; and (iii) vehicle financing - CDC.

        Including other operations bearing credit risk from the Corporate portfolio(1) (expanded criteria), operations with credit risk would have amounted to R$304.4 billion in March 2011 (R$248.3 billion in March 2010), up 3.7% in the quarter and 22.6% over the last 12 months. These operations mainly comprise debentures and promissory notes with Large Corporations.

        (1) For more information, see page 36 of Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

        In the first quarter of 2011, expenses with the allowance for loan losses stood at R$2,360 million, up 2.8%. This increase was mainly the result of the 4.0% growth in loan operations – Bacen concept.

        The first quarter of 2011 compared to the same period of 2010, ALL expenses posted a 7.9% increase, causing an expansion of generic provisions and partially offset by a decline in delinquency and higher income from loan recovery of 20.7% in the period, totaling R$613 million. Loan operations – Bacen concept grew by 21.1% in the same period, demonstrating growth accompanied by quality in Bradesco’s loan portfolio.

Bradesco	13

Delinquency Ratio > 90 days

After five consecutive quarters in decline, the delinquency ratio over 90 days was stable in the first quarter of 2011.

Coverage Ratios

        The graph below presents the evolution of the coverage ratio of the Allowance for Loan Losses for loans overdue more than 60 and 90 days. In March 2011 these ratios reached 159.1% and 193.6%, respectively, providing the Bank with comfortable levels of coverage.

        The balance of Allowance for Loan Losses (ALL) of R$16.7 billion, in March 2011, was made up of: (i) R$13.7 billion in Brazilian Central Bank requirements; and (ii) R$3.0 billion in additional provisions.

14	Report on Economic and Financial Analysis – March 2011

Results of Insurance, Private Pension Plans and Savings Bonds Operations

Net Income in the first quarter of 2011 came to R$761 million (R$779 million in the fourth quarter of 2010), posting a 28.3% Return on Average Shareholders’ Equity.	In the comparison of the first quarter of 2011 with the same period in 2010, Net Income posted an 8.3% increase.

	R$ million (except when indicated otherwise)
	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	Variation %
									1Q11 x 4Q10	1Q11 x 1Q10
Net Income	761	779	721	701	703	602	607	638	(2.3)	8.3
Insurance Written Premiums, Private Pension Plan Contributions and Savings Bonds Income (*)	7,850	9,022	7,697	7,163	7,196	8,040	6,685	6,094	(13.0)	9.1
Technical Provisions	89,980	87,177	82,363	79,308	77,685	75,572	71,400	68,828	3.2	15.8
Financial Assets	99,594	96,548	92,599	88,515	86,928	83,733	79,875	76,451	3.2	14.6
Claims Ratio	72.0	71.1	72.4	71.8	73.3	74.3	77.2	73.3	0.9 p.p	(1.3) p.p
Combined Ratio	86.1	85.1	85.3	84.7	85.2	85.3	88.9	85.5	1.0 p.p	0.9 p.p
Policyholders / Participants and Customers (in thousands)	37,012	36,233	34,632	33,908	33,768	30,822	30,339	29,178	2.1	9.6
Market Share fromPremiums fromInsurance, Private Pension Plan Contribution and Income from Savings Bonds (**)	22.4	24.7	24.7	24.8	25.2	24.4	23.5	23.1	(2.3) p.p	(2.8) p.p

        Note: For comparison purposes, excluding the build in Technical Provisions for benefits to be granted – Remission (Health) from the calculation of ratios for the first quarter of 2010, and excluding the effects of RN 206/09 and its effects on health revenues from the calculation of combined ratios.
        (*) Excludes the effects of RN 206/09 (ANS), which as of January 2010 extinguished the PPNG (SES), with income from premiums accounted pro-rata temporis. Note that this accounting change did not affect Earned Premiums; and
        (**) 1Q11 considers the latest data made available by Susep (January 2011).

In the first quarter of 2011, income was 9.1% up from the same period in 2010. This increase was fueled by the high performance of Savings Bonds	and Health products, which grew 23.4% and 25.3%, respectively.

Bradesco	15

Summarized Analysis of Adjusted Income

        Due to the concentration of private pension plan contributions that historically occurs in the last quarter of the fiscal year, revenue in the first quarter of 2011 dropped by 13% compared to the previous quarter.

        Net income in the first quarter of 2011 was down 2.3% from the previous quarter, mainly due to: (i) variations in revenues, due to seasonality in the last quarter of the year, directly affecting revenue from pension plans; (ii) a 0.9 p.p. increase in claims; (iii) a drop in equity in the earnings of subsidiaries; and (iv) partially offset by a decrease in administrative and personnel expenses despite the collective bargaining agreement in January 2011.

        Net income for the first quarter of 2011 was 8.3% higher than the one recorded in the same period of last year, mainly due to: (i) 9.1% growth in revenues; (ii) an increase in financial result and equity in the earnings of subsidiaries; and partially offset by: (iii) a increase in personnel expenses, impacted by the collective bargaining agreement in January 2011.

        In terms of solvency, Grupo Bradesco de Seguros e Previdência complies with the Susep rules effective as of January 1, 2008, and international standards (Solvency II). The financial leverage ratio stood at 2.6 times Shareholders’ Equity.

16	Report on Economic and Financial Analysis – March 2011

Fee and Commission Income

        In the first quarter of 2011, fee and commission income totaled R$3,510 million, down 1.6% or R$58 million from the previous quarter. This performance was mainly the result of: (i) lower gains from underwriting and financial advisory services; (ii) lower revenue from loan operations.

        In the year-on-year comparison, the 12.4% increase was mainly due to: (i) the performance of the credit card segment, due to the growth in card base and revenues, in addition to the increase in interest held in Visavale and Cielo; (ii) the increase in income from checking accounts, which was driven by growth in business volume and a larger checking account client base, which posted net growth of some 2.3 million accounts in the period; (iii) greater income from loan operations, mainly due to the increase in guarantees and sureties and the higher volume of contracted operations; and (iv) growth in revenue from fund management.

Bradesco	17

Personnel expenses

        In the first quarter of 2011, the R$97 million decrease from the previous quarter was composed of changes in the following portions:

          “structural” – R$10 million reduction, mainly due to: (i) higher concentration of vacation periods in the first quarter, offset by: (ii) higher expenses with salaries, compulsory social charges and benefits, as a result of the collective bargaining agreement of insurance industry workers in January 2011 and the organic growth in the period, with an increase in the number of service points and the consequent hiring of a net total of 1,501 employees; and
          “non-structural” – decrease of R$87 million, chiefly related to lower expenses with employee and management profit sharing (PLR).

        Year-on-year growth of R$316 million in the first quarter of 2011 is mainly due to:

          R$261 million in the “structural” portion from: (i) an increase in expenses related to salaries, compulsory social charges and benefits, due to higher salary levels; (ii) and the net increase of 8,669 employees; and
the R$55 million increase in the “non- structural” portion, basically resulting from higher expenses with management and employee profit sharing (PLR).

        Note: Structural Expenses = Salaries + Compulsory Social Charges + Benefits + Private Pension Plans.

        Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Severance Expenses.

18	Report on Economic and Financial Analysis – March 2011

Administrative Expenses

        In the first quarter of 2011, the 3.6% decrease in administrative expenses from the previous quarter is mainly due to lower expenses with: (i) advertising and marketing; (ii) outsourced services, mainly related to legal and corporate consulting services; and (iii) data processing; partially offset by: (iv) increased expenses from the expansion of Service Points by 2,301, of which 23 were branches, 76 PAB/PAE/PAA, 1,545 Bradesco Expresso units and 657 other service points.

        Year on year, the 18.6% increase is the result of greater expenses with: (i) outsourced services, related to: (a) upgrading and expansion of customer service structure and partial outsourcing of credit card processing (Fidelity); and (b) variable expenses related to revenue (e.g. non- bank correspondents); (ii) depreciation and amortization; (iii) advertising and marketing; (iv)

        increase in business and service volume; and (v) the expansion of the Customer Service Network by 10,615 new units: 196 branches, 341 PAB/PAE/PAA, 6,148 Bradesco Expresso branches and 3,930 other service points, amounting to 57,185 on March 31, 2011.

Other Operating Income and Expenses

        Other operating expenses, net of other operating income, totaled R$922 million in the first quarter of 2011, up R$276 million over previous quarter and R$372 million year on year.

        Compared to the same period last year, the increase in other operating expenses net of other operating income, is mainly the result of higher expenses with: (i) the recording of operating provisions, especially those for civil contingencies; and (ii) the recording of provisions to cover fluctuations arising from the revaluation of IBNR provisions and benefits payable – remission of the Health Insurance segment

Bradesco	19

Income Tax and Social Contribution

        Growth in tax and social contribution expenses, both quarter-on-quarter and year-on-year, is the result of an increase in taxable income in the first quarter of 2011. It is important to note that the remainder of tax credit was consumed as a result of the increase in the social contribution rate from 9% to 15%.

Unrealized Gains

        Unrealized gains totaled R$9,590 million in the first quarter of 2011, a R$966 million decrease from the previous quarter. This was mainly due to: (i) the decrease in unrealized gains of loan and leasing operations, resulting from an increase in interest rates; (ii) the relative depreciation of mark- to-market of held-to-maturity securities; partially offset by: (iii) the appreciation of investments, especially those in Cielo, the stocks of which appreciated by 7.5%; and (iv) the decrease in unrealized losses in borrowings and onlendings, resulting from increased interest rates.

20	Report on Economic and Financial Analysis – March 2011

Economic Scenario

        generated by the sporting events in 2014 and 2016 and the exploration of the pre-salt oil discoveries. Household consumption continues to grow at a robust pace, supported by the buoyant job market, income gains and the generation of formal jobs. Credit, employment and income should continue to grow in 2011, albeit at a more moderate pace. With no signs of excessive commitment of income on the part of borrowers and with continuing social mobility, the outlook for the Brazilian banking system remains favorable, especially in the real estate segment, whose growth has been healthy, with no signs of undue excess.

        The world’s perception of Brazil remains positive, underlined by yet another upgrade from an important risk classification agency. The favorable long-term domestic outlook and the current international scenario have put pressure on the dollar exchange rate, which will tend to remain high. This tendency will be accompanied by the continuing build-up of international reserves, which provide a necessary liquidity buffer in moments of cyclical reversal. The increase in the current account deficit this year should not jeopardize this tendency, as the external accounts will mainly be financed by direct foreign investments, which should reach US$52 billion, a new record.

        Bradesco continues to hold a positive long-term view of Brazil, with no signs of any institutional regressions on the horizon. At the same time, the Organization tends to have a positive bias. It is important to point out that the path to sustainable growth could be considerably shortened by massive investments in education and infrastructure, accompanied by economic reforms to increase the efficiency of the domestic productive sector. Initiatives of this type would make a fundamental contribution to creating more solid conditions for the private sector to confront global competition and continue expanding and generating jobs.

        Two years after the peak of the global financial crisis, inflation is once again a cause for concern due to the recent highs in petroleum prices, partially due to recent restrictions of a geo-political nature. More intense pressure on prices has been reported in a number of emerging economies, whose main task at the moment is to moderate growth rates. Nonetheless, the economic policy response to the pressure triggered by the high degree of uncertainty surrounding the global economy has not been as restrictive as in the pre- crisis years. The developed economies, on the other hand, are facing a number of challenges to sustainable growth, such as weak job markets, high levels of public debt and the impacts of the recent tragedy in Japan. Generally, the international scenario continues to be marked by abundant liquidity, low risk aversion and high commodity prices, which should continue virtually unchanged in the coming months.

        On the domestic front, the international shock caused by commodity prices has worsened thanks to the mismatch between supply and demand and the Brazilian economy’s still high level of indexation. The response to inflationary pressure has been a change in the economic policy mix, combining a moderate increase in basic interest rates and a slowdown in public spending with the adoption of prudential macroeconomic measures. This coordinated response will most likely fail to prevent inflation from reaching around 6.0% this year, but should ensure convergence with the inflationary target throughout 2012, when Brazil’s economic growth should be more moderate than the 7.5% recorded in 2010, the highest figure since 1986. If projections for GDP growth of 3.8% in 2011 prove correct, this convergence will become even more likely.

        Despite the country’s undoubted export strength, its main economic activity driver has been – and will continue to be – domestic demand. Investments have been fueled by the high level of corporate confidence and the opportunities

Bradesco	21

Main Economic Indicators

Main Indicators (%)	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09
Interbank Deposit Certificate (CDI)	2.64	2.56	2.61	2.22	2.02	2.12	2.18	2.37
Ibovespa	(1.04)	(0.18)	13.94	(13.41)	2.60	11.49	19.53	25.75
USD – Commercial Rate	(2.25)	(1.65)	(5.96)	1.15	2.29	(2.08)	(8.89)	(15.70)
General Price Index - Market (IGP-M)	2.43	3.18	2.09	2.84	2.78	(0.11)	(0.37)	(0.32)
CPI (IPCA – IBGE)	2.44	2.23	0.50	1.00	2.06	1.06	0.63	1.32
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.48	1.48	1.54
Reference Interest Rate (TR)	0.25	0.22	0.28	0.11	0.08	0.05	0.12	0.16
Savings Accounts	1.76	1.73	1.79	1.62	1.59	1.56	1.63	1.67
Business Days (number)	62	63	65	62	61	63	65	61
Indicators (Closing Rate)	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept09	Jun09
USD – Commercial Selling Rate – (R$)	1.6287	1.6662	1.6942	1.8015	1.7810	1.7412	1.7781	1.9516
Euro – (R$)	2.3129	2.2280	2.3104	2.2043	2.4076	2.5073	2.6011	2.7399
Country Risk (points)	173	189	206	248	185	192	234	284
Basic Selic Rate Copom (% p.a.)	11.75	10.75	10.75	10.25	8.75	8.75	8.75	9.25
BM&F Fixed Rate (% p.a.)	12.28	12.03	11.28	11.86	10.85	10.46	9.65	9.23

Projections through 2013

%	2011	2012	2013
USD - Commercial Rate (year-end) - R$	1.60	1.70	1.74
Extended Consumer Price Index (IPCA)	6.00	4.50	4.50
General Price Index - Market (IGP-M)	6.50	4.50	4.50
Selic (year-end)	12.25	11.25	10.25
Gross Domestic Product (GDP)	3.80	4.70	4.80

22	Report on Economic and Financial Analysis – March 2011

Guidance

Bradesco's Outlook for 2011

        This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and on information available to the market as of the present date.

	Loan Portfolio	15 to 19%
	Individuals	13 to 17%
	Corporate	16 to 20%
	SMEs	20 to 24%
	Corporate	11 to 15%
Products
	Vehicles	10 to 14%
	Cards (1)	9 to 13%
	Real Estate Financing (origination)	R$10.0 bil
	Payroll Deductible Loans	30 to 34%
	Financial Margin (2)	18 to 22%
	Fee and Commission Income	9 to 13%
	Operating Expenses (3)	11 to 15%
	Insurance Premiums	10 to 13%

(1)	Does not include the “BNDES Cards” and “Advances of Receivables” portfolios;
(2)	Under current criterion, Guidance for Financial Margin; and
(3)	Administrative and Personnel Expenses.

Bradesco	23

Statement of Income vs. Managerial Income vs. Adjusted Income

Analytical Breakdown of Statement of Income vs. Managerial Income vs. Adjusted Income

        First quarter of 2011

	R$ million
	1Q11
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,131	(91)	33	(102)	(408)	-	-	-	(201)	9,362	-	9,362
ALL	(2,534)	-	-	-	225	(51)	-	-	-	(2,360)	-	(2,360)
Gross Income from Financial Intermediation	7,597	(91)	33	(102)	(183)	(51)	-	-	(201)	7,002	-	7,002
Savings Bond Operations (*)	785	-	-	-	-	-	-	-	-	785	-	785
Fee and Commission Income	3,419	-	-	-	-	-	91	-	-	3,510	-	3,510
Personnel Expenses	(2,436)	-	-	-	-	-	-	-	-	(2,436)	-	(2,436)
Other Administrative Expenses	(3,037)	-	-	-	-	-	-	(103)	-	(3,140)	-	(3,140)
Tax Expenses	(895)	-	-	-	(7)	-	-	-	22	(880)	-	(880)
Equity in the Earnings (Losses) of Unconsolidated Companies	34	-	-	-	-	-	-	-	-	34	-	34
Other Operating Income/Expenses	(1,338)	91	(33)	102	190	-	(91)	103	-	(976)	54	(922)
Operating Income	4,129	-	-	-	-	(51)	-	-	(179)	3,899	54	3,953
Non-Operating Income	(55)	-	-	-	-	51	-	-	-	(4)	-	(4)
Income Tax / Social Contribution and Minority Interest	(1,372)	-	-	-	-	-	-	-	179	(1,193)	(18)	(1,211)
Net Income	2,702	-	-	-	-	-	-	-	-	2,702	36	2,738

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4)	Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses”; Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax expenses, classified under Other Operating Expenses;
(5)	Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;
(6)	Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Fee and Commission Income”;
(7)	Credit Card Operation Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.

(*)	Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans
and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

24	Report on Economic and Financial Analysis – March 2011

Statement of Income vs. Managerial Income vs. Adjusted Income

        Fourth quarter of 2010

	R$ million
	4Q10
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	9,904	(114)	32	(110)	(492)	-	-	-	(202)	9,018	-	9,018
ALL	(2,299)	-	-	-	309	(85)	-	-	-	(2,075)	(220)	(2,295)
Gross Income from Financial Intermediation	7,605	(114)	32	(110)	(183)	(85)	-	-	(202)	6,943	(220)	6,723
Savings Bond Operations (*)	700	-	-	-	-	-	-	-	-	700	-	700
Fee and Commission Income	3,471	-	-	-	-	-	97	-	-	3,568	-	3,568
Personnel Expenses	(2,533)	-	-	-	-	-	-	-	-	(2,533)	-	(2,533)
Other Administrative Expenses	(3,159)	-	-	-	-	-	-	(98)	-	(3,257)	-	(3,257)
Tax Expenses	(872)	-	-	-	(8)	-	-	-	22	(858)	-	(858)
Equity in the Earnings (Losses) of Unconsolidated Companies	60	-	-	-	-	-	-	-	-	60	-	60
Other Operating Income/Expenses	(1,128)	114	(32)	110	191	-	(97)	98	-	(744)	98	(646)
Operating Income	4,144	-	-	-	-	(85)	-	-	(180)	3,879	(122)	3,757
Non-Operating Income	70	-	-	-	-	85	-	-	-	155	(145)	10
Income Tax / Social Contribution and Minority Interest	(1,227)	-	-	-	-	-	-	-	180	(1,047)	(36)	(1,083)
Net Income	2,987	-	-	-	-	-	-	-	-	2,987	(303)	2,684

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4)

        Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses”, Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax expenses, classified under Other Operating Expenses;

(5)	Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;
(6)

        Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Fee and Commission Income”;

(7)	Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.

(*)	Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	25

Statement of Income vs. Managerial Income vs. Adjusted Income

        First quarter of 2010

	R$ million
	1Q10
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	8,002	(105)	35	(60)	(240)	-	-	-	57	7,689	-	7,689
ALL	(2,159)	-	-	-	70	(99)	-	-	-	(2,188)	-	(2,188)
Gross Income from Financial Intermediation	5,843	(105)	35	(60)	(170)	(99)	-	-	57	5,501	-	5,501
Savings Bond Operations (*)	583	-	-	-	-	-	-	-	-	583	-	583
Fee and Commission Income	3,080	-	-	-	-	-	44	-	-	3,124	-	3,124
Personnel Expenses	(2,120)	-	-	-	-	-	-	-	-	(2,120)	-	(2,120)
Other Administrative Expenses	(2,564)	-	-	-	-	-	-	(83)	-	(2,647)	-	(2,647)
Tax Expenses	(736)	-	-	-	(7)	-	-	-	(6)	(749)	-	(749)
Equity in the Earnings (Losses) of Unconsolidated Companies	29	-	-	-	-	-	-	-	-	29	-	29
Other Operating Income/Expenses	(1,329)	105	(35)	60	177	-	(44)	83	-	(983)	433	(550)
Operating Income	2,786	-	-	-	-	(99)	-	-	51	2,738	433	3,171
Non-Operating Income	(95)	-	-	-	-	99	-	-	-	4	-	4
Income Tax / Social Contribution and Minority Interest	(588)	-	-	-	-	-	-	-	(51)	(639)	(389)	(1,028)
Net Income	2,103	-	-	-	-	-	-	-	-	2,103	44	2,147

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4)

        Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses”, Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax expenses, classified under Other Operating Expenses;

(5)	Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;
(6)

        Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Fee and Commission Income”;

(7)	Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.

(*)	Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

26	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Economic and Financial Analysis

Consolidated Balance Sheet and Adjusted Statement of Income

Balance Sheet

	R$ million
	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept09	Jun09
Assets
Current and Long-Term Assets	663,599	625,783	601,180	547,868	522,709	496,028	477,458	474,301
Cash and Cash Equivalents	6,785	15,738	9,669	6,877	8,705	6,947	8,571	9,001
Interbank Investments	100,159	73,232	92,567	96,478	97,165	110,797	97,487	89,636
Securities and Derivative Financial Instruments	217,482	213,518	196,081	156,755	157,309	146,619	147,724	146,110
Interbank and Interdepartmental Accounts	67,292	66,326	50,781	50,427	36,674	18,723	17,718	16,620
Loan and Leasing Operations	222,404	213,532	200,092	191,248	181,490	172,974	163,699	160,174
Allow ance for Loan Losses (ALL)	(16,740)	(16,290)	(16,019)	(15,782)	(15,836)	(16,313)	(14,953)	(13,871)
Other Receivables and Assets	66,217	59,727	68,009	61,864	57,202	56,281	57,212	66,631
Permanent Assets	11,788	11,702	10,723	10,232	9,917	10,195	8,228	8,177
Investments	1,675	1,577	1,616	1,553	1,537	1,549	1,392	1,359
Premises and Leased Assets	3,666	3,766	3,401	3,427	3,244	3,418	3,272	3,300
Intangible Assets	6,447	6,359	5,706	5,252	5,136	5,228	3,564	3,518
Total	675,387	637,485	611,903	558,100	532,626	506,223	485,686	482,478

Liabilities
Current and Long-Term Liabilities	623,069	588,610	564,794	512,790	488,431	463,350	446,152	444,574
Deposits	203,822	193,201	186,194	178,453	170,722	171,073	167,987	167,512
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	178,989	171,497	157,009	131,134	128,172	113,273	102,604	99,710
Funds from Issuance of Securities	21,701	17,674	13,749	12,729	8,550	7,482	7,111	7,694
Interbank and Interdepartmental Accounts	2,647	3,790	2,451	2,777	2,063	2,950	2,257	1,904
Borrow ing and Onlending	41,501	38,196	37,998	35,033	30,208	27,328	27,025	29,081
Derivative Financial Instruments	2,358	730	1,878	1,097	2,469	531	1,669	2,599
Provisions for Insurance, Private Pension Plans and Savings Bonds	89,980	87,177	82,363	79,308	77,685	75,572	71,400	68,828
Other Liabilities	82,071	76,345	83,152	72,259	68,562	65,141	66,098	67,245
Deferred Income	447	360	312	337	292	321	297	272
Minority Interest in Subsidiaries	574	472	683	678	816	798	360	355
Shareholders' Equity	51,297	48,043	46,114	44,295	43,087	41,754	38,877	37,277
Total	675,387	637,485	611,903	558,100	532,626	506,223	485,686	482,478

30	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Consolidated Balance Sheet and Adjusted Statement of Income

Adjusted Statement of Income

	R$ million
	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09
Financial Margin	9,362	9,018	8,302	8,047	7,689	7,492	7,587	7,560
Interest	8,849	8,553	7,904	7,663	7,406	7,144	6,891	6,771
Non-Interest	513	465	398	384	283	348	696	789
ALL	(2,360)	(2,295)	(2,059)	(2,161)	(2,188)	(2,695)	(2,908)	(3,118)
Gross Income from Financial Intermediation	7,002	6,723	6,243	5,886	5,501	4,797	4,679	4,442
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	785	700	703	786	583	484	433	529
Fee and Commission Income	3,510	3,568	3,427	3,253	3,124	3,125	2,857	2,911
Personnel Expenses	(2,436)	(2,533)	(2,411)	(2,238)	(2,120)	(2,081)	(2,126)	(1,908)
Other Administrative Expenses	(3,140)	(3,257)	(2,890)	(2,738)	(2,647)	(2,746)	(2,359)	(2,233)
Tax Expenses	(880)	(858)	(779)	(734)	(749)	(694)	(639)	(615)
Equity in the Earnings (Losses) of Unconsolidated Companies	34	60	19	19	29	82	39	13
Other Operating Revenues and Expenses	(922)	(646)	(598)	(588)	(550)	(539)	(539)	(459)
- Other Operating Revenues	370	410	318	294	265	279	209	311
- Other Operating Expenses	(1,292)	(1,056)	(916)	(882)	(815)	(818)	(748)	(770)
Operating Income	3,953	3,757	3,714	3,646	3,171	2,428	2,345	2,680
Non-Operating Income	(4)	10	(10)	(12)	4	(62)	63	37
Income Tax and Social Contribution	(1,138)	(1,059)	(1,123)	(1,161)	(1,010)	(519)	(607)	(717)
Minority Interest	(73)	(24)	(63)	(18)	(18)	(8)	(6)	(4)
Adjusted Net Income	2,738	2,684	2,518	2,455	2,147	1,839	1,795	1,996

        (*) Results from Insurance, Private Pension Plan and Savings Bonds Operations = Retained Insurance, Private Pension Plan and Savings Bonds Premiums - Variation in Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Bradesco	31

Economic and Financial Analysis

Financial Margin – Interest and Non-Interest

Average Financial Margin Rate

	R$ million
	Financial Margin
	1Q11	4Q10	1Q10	Variation
				Quarter	12M
Interest - due to volume				436	1,547
Interest - due to spread				(140)	(104)
- Financial Margin - Interest	8,849	8,553	7,406	296	1,443
- Financial Margin - Non-Interest	513	465	283	48	230
Financial Margin	9,362	9,018	7,689	344	1,673
Average Margin Rate (*)	8.2%	8.3%	8.1%
(*) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments - Permanent Assets) Annualized

        Financial margin in the first quarter of 2011 was R$9,362 million. Compared with the previous quarter there was a R$344 million, or 3.8% increase mainly from the interest financial margin, which was positively impacted by: (i) the increase in the volume of operations; contributing with R$436 million; and mitigated by (ii) the decrease in the average spread of R$140 million.

        Financial margin grew by 21.8% or R$1,673 million in the first quarter of 2011, compared to the same period in the previous year. This growth is due to (i) the R$1,443 million increase in interest margin, of which: (a) R$1,547 million corresponds to the increase in volume of operations; being partially mitigated by: (b) decrease in the average spread in the amount of R$104 million; and (ii) the increase in “non-interest” financial margin, in the amount of R$230 million, from more treasury/securities gains.

Financial Margin – Interest

Interest Financial Margin - Breakdown

	R$ million
	Interest Financial Margin Breakdown
	1Q11	4Q10	1Q10	Variation
				Quarter	12M
Loans	6,180	6,143	5,630	37	550
Funding	1,009	916	593	93	416
Insurance	999	907	744	92	255
Securities/Other	661	587	439	74	222
Financial Margin	8,849	8,553	7,406	296	1,443

        The interest financial margin reached R$8,849 million in the first quarter of 2011 versus the R$8,553 million posted in the fourth quarter of 2010, a positive impact of R$296 million. The business lines that contributed the most to results in the quarter were (i) “Funding,” which is explained in further detail in “Funding Financial Margin” – “Interest” and (ii) “Insurance”, which is explained in further detail in “Insurance Financial Margin" -“Interest.”.

        Year on year, interest financial margin posted growth of 19.5%, or R$1,443 million. The business lines that most contributed to this growth were: (i) “Loan,” details of which can be found in "Loan Financial Margin” –“Interest;” and (ii) "Funding," details of which can be found in "Funding Financial Margin” – “Interest.”

32	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Financial Margin - Interest

Interest Financial Margin - Rates

        The annualized ratio of “interest” financial margin to total average assets stood at 7.8% in the first quarter of 2011, stable in comparison with the previous quarter and the first quarter of 2010.

Interest Financial Margin – Annualized Average Rates

	R$ million
	1Q11			4Q10
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	6,180	239,266	10.74%	6,143	227,368	11.25%
Funding	1,009	276,157	1.47%	916	255,634	1.44%
Insurance	999	88,818	4.58%	907	85,096	4.33%
Securities/Other	661	206,006	1.29%	587	202,244	1.17%
Financial Margin	8,849	-	-	8,553	-	-

	1Q11			1Q10
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	6,180	239,266	10.74%	5,630	194,704	12.08%
Funding	1,009	276,157	1.47%	593	221,851	1.07%
Insurance	999	88,818	4.58%	744	76,591	3.94%
Securities/Other	661	206,006	1.29%	439	187,381	0.94%
Financial Margin	8,849	-	-	7,406	-	-

Bradesco	33

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin – Breakdown

	R$ million
	Financial Margin - Loan
	1Q11	4Q10	1Q10	Variation
				Quarter	12M
Interest - due to volume				307	1,151
Interest - due to spread				(270)	(601)
Interest Financial Margin	6,180	6,143	5,630	37	550
Revenues	11,056	10,554	9,210	502	1,846
Expenses	(4,876)	(4,411)	(3,580)	(465)	(1,296)

        In the first quarter of 2011, the financial margin with loan operations reached R$6,180 million, up 0.6% or R$37 million, over the previous quarter. The variation was mainly the result of: (i) growth in average business volume of R$307 million; offset by: (ii) a R$270 million decrease in the average spread.

        In the first quarter of 2011, financial margin was up 9.8% or R$550 million from the same period last year. This variation was the result of: (i) the positive contribution of R$1,151 million from the increase in the volume of operations; and, partially offset by: (ii) a decrease in average spread by R$601 million.

        It is important to highlight Bradesco’s strategic positioning, which allows it to take advantage of the best opportunities from the upturn in the Brazilian economy, highlighting operations aimed at family consumption and production financing.

34	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin – Net Margin

        The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (essentially the accrued Interbank Deposit Certificate - CDI over rate in the period), which has gone up due to the increase in volume of operations.

        The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, discounts granted in negotiations and net of loan recoveries, and the result of the sale of foreclosed assets, among other items.

        The net margin curve presents the result of loan interest income, net of ALL, which in the first quarter of 2011 recorded a decrease from the previous quarter of 0.7%, due to the 2.8% increase in ALL expenses. Year on year, net margin increased by 11.0%, or R$378 million.

Bradesco	35

Economic and Financial Analysis

Loan Financial Margin - Interest

Total Loan Portfolio

        Loan operations (including sureties, guarantees, advances of credit card receivables and assignments of receivables-backed investment funds and mortgage-backed receivables) ended the first quarter of 2011 at R$284.7 billion, an increase of 3.8% in the quarter and 21.0% in the last twelve months.

        The expanded loan portfolio(1) , which also includes the other credit risk operations – commercial portfolio (debentures and promissory notes), amounted to R$304.4 billion in March 2011 (R$293.6 billion in December 2010 and R$248.3 billion in March 2010), recording growth of 3.7% in the quarter and 22.6% in the last twelve months.

        (1) For more information, see page 36 of this chapter.

Loan Portfolio Breakdown by Product and Type of Customer (Individuals and Corporate)

        A breakdown of loan products for Individuals is presented below:

Individuals	R$ million			Variation %
	Mar11	Dec10	Mar10	Quarter	12M
Vehicles - CDC	25,811	24,867	20,609	3.8	25.2
Credit Card	16,493	17,184	14,195	(4.0)	16.2
Payroll-Deductible Loan (1)	16,123	15,008	11,491	7.4	40.3
Personal Loan	12,075	11,493	9,342	5.1	29.3
Leasing	6,916	7,954	11,329	(13.1)	(39.0)
Rural Loan	5,946	5,798	4,785	2.5	24.3
Real Estate Financing (2)	4,879	4,370	3,189	11.6	53.0
BNDES/Finame Onlending	4,704	4,394	3,439	7.1	36.8
Overdraft Facilities	2,940	2,481	2,635	18.5	11.6
Sureties and Guarantees	667	535	551	24.7	20.9
Other (3)	3,525	4,037	4,448	(12.7)	(20.7)
Total	100,079	98,122	86,012	2.0	16.4

        Including:
        (1) Credit assignment (FIDC): R$401 million in March 2011, R$408 million in December 2010 and R$360 million in March 2010;
        (2) Credit assignment (CRI): R$268 million in March 2011, R$287 million in December 2010, R$354 million in March 2010; and
        (3) Credit assignment (FIDC) for the acquisition of assets: R$5 million in March 2011, R$8 million in December 2010 and R$18 million in March 2010.

        Operations with Individuals, which recorded growth of 16.4% in the last twelve months, was led by: (i) real estate financing: (ii) the payroll-deductible loans portfolio; and (iii) BNDES/Finame onlending. In the first quarter of 2011, these operations grew by 2.0% when compared to the previous quarter, and the products that most contributed to growth were: (i) real estate financing; (ii) payroll-deductible loans; and (iii) BNDES/Finame onlending.

36	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

        A breakdown of loan products for the Corporate segment is presented below:

Corporate	R$ million			Variation %
	Mar11	Dec10	Mar10	Quarter	12M
Working Capital	36,161	34,729	29,526	4.1	22.5
BNDES/Finame Onlending	26,389	25,160	16,762	4.9	57.4
Operations Abroad	19,099	17,927	14,017	6.5	36.3
Credit Card	11,353	11,073	7,738	2.5	46.7
Overdraft Account	9,450	8,387	8,226	12.7	14.9
Export Financing	8,500	7,133	8,016	19.2	6.0
Leasing	8,091	8,411	8,642	(3.8)	(6.4)
Real Estate Financing - Corporate Plan (1)	6,990	6,484	5,119	7.8	36.6
Rural Loan	4,380	4,241	4,144	3.3	5.7
Vehicles - CDC	4,191	3,936	3,062	6.5	36.9
Sureties and Guarantees (2)	41,800	40,231	34,162	3.9	22.4
Other	8,212	8,393	9,812	(2.2)	(16.3)
Subtotal	184,616	176,105	149,226	4.8	23.7
Operations w ith Credit Risk - Commercial Portfolio (3)	19,678	19,328	13,044	1.8	50.9
Total	204,295	195,433	162,270	4.5	25.9

        (1) Mortgage-backed receivables (CRI): Includes R$307 million in March 2011, R$312 million in December 2010 and R$388 million in March 2010;
        (2) 91.6% of surety and guarantees from corporate customers were contracted by corporations; and
        (3) Includes operations with debentures and promissory notes.

        The corporate segment grew by 25.9% in the last twelve months and 4.5% in the quarter. The main highlights in the last twelve months were: (i) operations bearing credit risk - commercial portfolio; (ii) BNDES/Finame onlending; (iii) credit card; and (iv) vehicle financing – CDC. In the quarter, the highlights were: (i) export financings; (ii) overdraft accounts; and (iii) real estate financing – corporate plans.

Loan Portfolio – Consumer Financing

        The graph below shows the types of credit related to Individual Consumer Financing (CDC/vehicle leasing, personal loans, financing of goods, revolving credit cards and cash and installment purchases at merchants).

        Consumer financing totaled R$78.2 billion, which corresponded to a 0.8% increase in the quarter and 14.6% in the last twelve months. Growth was led by: (i) vehicle financing (CDC/Leasing); and (ii) payroll-deductible loans, which together totaled R$48.9 billion, accounting for 62.5% of the total consumer financing balance. Given their guarantees and characteristics, they provide operations with an adequate level of credit risk.

Bradesco	37

Economic and Financial Analysis

Loan Financial Margin - Interest

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Mar11	Dec10	Mar10	Quarter	12M
CDC Portfolio	30,002	28,803	23,671	4.2	26.7
Individuals	25,811	24,867	20,609	3.8	25.2
Corporate	4,191	3,936	3,062	6.5	36.9
Leasing Portfolio	11,769	13,151	17,291	(10.5)	(31.9)
Individuals	6,916	7,954	11,329	(13.1)	(39.0)
Corporate	4,853	5,197	5,962	(6.6)	(18.6)
Finame Portfolio	8,766	8,125	3,590	7.9	144.2
Individuals	1,002	887	108	13.0	827.8
Corporate	7,764	7,238	3,482	7.3	123.0
Total	50,537	50,079	44,552	0.9	13.4
Individuals	33,729	33,708	32,046	0.1	5.3
Corporate	16,808	16,371	12,506	2.7	34.4

        Vehicle financing operations (individuals and corporate customers) totaled R$50.5 billion in March 2011, for an increase of 0.9% on the quarter and 13.4% on the same period last year. Of the total vehicle portfolio, 59.4% corresponds to CDC, 23.3% to Leasing and 17.3% to Finame. Individuals represented 66.7% of the portfolio, while Corporate Customers accounted for the remaining 33.3%.

Loan Portfolio – By Type

        The table below presents all operations with credit risk (including sureties and guarantees, advances on credit card receivables, loan assignments and other operations with some type of credit risk), which increased by 4.1% in the quarter and 23.4% in the last twelve months.

	R$ million			Variation %
	Mar11	Dec10	Mar10	Quarter	12M
Loans and Discounted Securities	116,264	110,316	92,366	5.4	25.9
Financing	76,869	73,046	56,537	5.2	36.0
Rural and Agribusiness Financing	14,262	13,804	12,338	3.3	15.6
Leasing Operations	15,008	16,366	20,249	(8.3)	(25.9)
Advances on Exchange Contracts	5,728	4,189	5,126	36.7	11.7
Other Loans	11,781	12,893	11,491	(8.6)	2.5
Total Loan Operations (1)	239,912	230,614	198,107	4.0	21.1
Sureties and Guarantees Granted (Memorandum Accounts)	42,466	40,766	34,714	4.2	22.3
Other (2)	1,336	1,833	1,298	(27.1)	2.9
Total Exposures - Loan Operations	283,714	273,213	234,119	3.8	21.2
Loan Assignments (FIDC / CRI)	981	1,014	1,119	(3.3)	(12.3)
Total Operations including Loan Assignment	284,695	274,227	235,238	3.8	21.0
Operations w ith Credit Risk - Commercial Portfolio (3)	19,678	19,328	13,044	1.8	50.9
Total Operations with Credit Risk - Expanded Portfolio	304,374	293,555	248,282	3.7	22.6
Other Operations w ith Credit Risk (4)	14,085	12,267	9,784	14.8	44.0
Total Operations with Credit Risk	318,459	305,822	258,066	4.1	23.4

        (1) Concept determined by the Brazilian Central Bank;
        (2) Refers to advances of credit card receivables;
        (3) Includes operations with debentures and promissory notes; and
        (4) Includes operations involving interbank deposit certificates (CDI), international treasury, euronotes, swaps, forward currency contracts and investments in receivables-backed investment funds (FIDC) and mortgage-backed receivables (CRI).

38	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Credit Portfolio Concentration* – by Sector

        The loan portfolio by sector of economic activity presented slight changes in the segments it comprises, specifically an increase in participation of commerce and services in the last twelve months.

Activity Sector	R$ million
	Mar11%		Dec10%		Mar10%
Public Sector	1,008	0.4	973	0.4	1,546	0.8
Private Sector	238,904	99.6	229,641	99.6	196,561	99.2
Corporate	140,166	58.4	132,757	57.6	111,832	56.4
Industry	46,562	19.4	45,268	19.6	39,351	19.9
Commerce	37,809	15.8	34,519	15.0	27,004	13.6
Financial Intermediaries	716	0.3	566	0.2	788	0.4
Services	51,772	21.6	49,496	21.5	42,104	21.2
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,307	1.4	2,908	1.3	2,585	1.3
Individuals	98,738	41.2	96,884	42.0	84,729	42.8
Total	239,912	100.0	230,614	100.0	198,107	100.0
(*) Concept defined by the Brazilian Central Bank.

Changes in the Loan Portfolio*

        Out of the R$41.8 billion in growth in the loan portfolio over the last twelve months, new borrowers were responsible for R$24.7 billion, or 59.0% of the growth. New borrowers represented 10.3% of the portfolio on March 31, 2011.

        * Concept defined by the Brazilian Central Bank.

Bradesco	39

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Loan Portfolio - By Rating

        In the chart below, we show that both new borrowers and remaining debtors from March 2010 presented a good level of credit quality (AA-C rating), demonstrating the adequacy and consistency of credit policy and processes, as well as required guarantees and credit ranking instruments used by Bradesco.

Breakdown of Portfolio by Rating between March 2010 and 2011
Rating	Total Loans in March 2011		New Customers from April 2010 to March 2011		Remaining Customers from March 2010
	R$ million	%	R$ million	%	R$ million	%
AA - C	221,670	92.4	23,449	95.0	198,221	92.1
D	4,751	1.9	406	1.7	4,345	2.0
E - H	13,491	5.7	816	3.3	12,675	5.9
Total	239,912	100.0	24,671	100.0	215,241	100.0
(*) Concept defined by the Brazilian Central Bank.

Loan Portfolio* – By Customer Profile

        The table below presents the changes in the breakdown of the loan portfolio by customer profile:

Type of Customer	R$ million			Variation %
	Mar11	Dec10	Mar10	Quarter	12M
Corporate	58,334	55,235	50,343	5.6	15.9
SMEs	82,840	78,495	63,034	5.5	31.4
Individuals	98,738	96,884	84,729	1.9	16.5
Total Loan Operations	239,912	230,614	198,107	4.0	21.1
(*) Concept defined by the Brazilian Central Bank.

        It is worth noting that growth in the Corporate portfolio was impacted by: (i) the appreciation of the Brazilian Real against the US Dollar; as well as by (ii) funds raised on the capital markets, whose balance of operations with credit risk – commercial portfolio, which include debentures and promissory notes, grew by R$6.6 billion in the last twelve months, representing an increase of 50.9% in the period, resulting in lower growth of traditional loan operations for this type of customer.

Loan Portfolio* – By Customer Profile and Rating (%)

        Regarding the last 12 months, the increase in the share of loans rated “AA – C,” reflects improved economic performance during the period, the ongoing improvement of loan analysis tools and processes and the quality growth of Bradesco’s loan portfolio.

Type of Customer	By Rating
	Mar11			Dec10			Mar10
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporate	97.3	1.6	1.1	97.3	1.6	1.1	97.1	1.2	1.6
SMEs	92.2	2.3	5.5	92.3	2.2	5.5	90.8	2.5	6.7
Individuals	89.6	1.9	8.5	89.8	1.8	8.4	88.3	2.1	9.6
Total	92.4	1.9	5.7	92.4	1.9	5.7	91.4	2.0	6.6
(*) Concept defined by the Brazilian Central Bank.

40	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio* - By Business Segment

        The table below shows growth by business segment in Bradesco’s loan portfolio, especially the growth in the assets of the Retail, Prime and Corporate in the quarter. In the year, Prime, Retail and Middle Market were the segments that posted the greatest growth.

Business Segments	R$ million						Variation %
	Mar11%		Dec10%		Mar10%		Quarter	12M
Retail	83,622	34.9	78,699	34.1	63,594	32.1	6.3	31.5
Corporate (1)	69,842	29.1	66,464	28.8	59,566	30.1	5.1	17.3
Middle Market	31,777	13.2	31,049	13.5	24,664	12.4	2.3	28.8
Prime	9,410	3.9	8,896	3.9	6,416	3.2	5.8	46.7
Other / Non-account holders (2)	45,261	18.9	45,506	19.7	43,866	22.2	(0.5)	3.2
Total	239,912	100.0	230,614	100.0	198,107	100.0	4.0	21.1

        (*) Concept defined by the Brazilian Central Bank.
        (1) Considers credits acquired with recourse. In the table on page 38, Loan Portfolio – by Customer Profile, these amounts are allocated to Individuals; and
        (2) Mainly non-account holders from vehicle financing, cards and payroll-deductible loans.

Loan Portfolio - By Currency

        The balance of dollar-indexed and/or denominated loans and onlending operations (excluding ACCs – Advances on Foreign Exchange Contracts) totaled US$12.7 billion, representing strong growth of 8.1% in the quarter and 43.6% in the last twelve months, in terms of U.S. dollars (in terms of Brazilian reais, an increase of 5.7% and 31.3%, respectively). In terms of Brazilian reais, these same foreign currency operations totaled R$20.7 billion (R$19.6 billion in December 2010 and R$15.7 billion in March 2010).

        In March 2011, total loan operations, in Reais, stood at R$219.2 billion (R$211.1 billion in December 2010 and R$182.4 billion in March 2010), up 3.9% from the previous quarter and 20.2% over the last twelve months.

Bradesco	41

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio* - By Debtor

        The credit exposure levels of the largest debtors reduced its concentration in comparison with both the same period in the previous year and the previous quarter. The quality of the portfolio of the one hundred largest debtors, when evaluated using AA and A ratings, improved in the last twelve months but slightly deteriorated in the quarter.

42	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio* - By Flow of Maturities

        In March 2011, performing loan operations presented a longer debt maturity profile as a result of the focus on BNDES/Finame onlending and real-estate lending. It is worth noting that onlending and real estate lo-

an operations present reduced risk, given their guarantees and characteristics, in addition to providing favorable conditions to gain customer loyalty.

        (*) Concept defined by the Brazilian Central Bank.

Bradesco	43

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio* – Delinquency over 90 days

        After five consecutive quarters in decline, in March 2011, the total delinquency rate for loans overdue for over 90 days remained stable when compared with the previous quarter.

        The graph below details the decrease in delinquency for operations overdue from 61 to 90 days in comparison with the same period in the previous year and stability in the quarter.

        (*) Concept defined by the Brazilian Central Bank.

44	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

        Analysis of delinquency by type of customer in the quarter shows that operations overdue from 61 to 90 days presented a slight increase for Individuals, as expected for in period of the year.

        For Corporate customers, delinquency of operations overdue from 61 to 90 days remained stable in the quarter.

Bradesco	45

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses

        The volume of Allowance for Loan Losses (ALL) amounted to R$16.7 billion, representing 7.0% of the total portfolio, and is composed of generic provisions (customer and/or operation rating), specific provisions (non-performing operations) and excess provisions (internal criteria).

        It is important to highlight the adequacy of adopted provisioning criteria, which can be proven by: (i) analyzing the historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period. For instance, in March 2010, for an existing provision of 8.0% of the portfolio, the loss in the subsequent twelve months was 4.3%, which means the existing provision covered the loss by an 86% margin, as shown in the graph below.

46	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

        Analysis in terms of loss net of recovery shows a significant increase in the coverage margin. In March 2010, for an existing provision of 8.0% of the portfolio, the net loss in the subsequent twelve months was 2.9%, meaning that the existing provision covered the loss by a 176% margin.

Bradesco	47

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses

        Bradesco holds allowances nearly R$3.0 billion in excess of requirements. The current provisioning levels reflect the cautious approach to supporting potential changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

        The Non-Performing Loan ratio (operations overdue for over 60 days) posted a slight increase in the period, from 4.3% in December 2010 to 4.4% in March 2011. Coverage ratios for the allowance for loans overdue for over 60 and 90 days posted a slight reduction in the quarter, still providing the Bank with a certain measure of comfort.

48	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio – Portfolio Indicators

        To facilitate monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Mar11	Dec10	Mar10
Total Loan Operations	239,912	230,614	198,107
- Individuals	98,738	96,884	84,729
- Corporate	141,174	133,730	113,378
Existing Provision	16,740	16,290	15,836
- Specific	8,298	7,898	8,230
- Generic	5,439	5,390	4,601
- Excess	3,003	3,002	3,005
Specific Provision / Existing Provision (%)	49.6	48.5	52.0
Existing Provision / Loan Operations (%)	7.0	7.1	8.0
AA - C Rated Loan Operations / Loan Operations (%)	92.4	92.4	91.4
D Rated Operations under Risk Management / Loan Operations (%)	1.9	1.9	2.0
E - H Rated Loan Operations / Loan Operations (%)	5.7	5.7	6.6
D Rated Loan Operations	4,751	4,285	3,961
Existing Provision for D Rated Loan Operations	1,258	1,121	1,046
D Rated Provision / Loan Operations (%)	26.5	26.2	26.4
D - H Rated Non-Performing Loans	11,858	11,172	11,651
Existing Provision/D - H Rated Non-Performing Loans (%)	141.2	145.8	135.9
E - H Rated Loan Operations	13,491	13,100	13,161
Existing Provision for E - H Rated Loan Operations	11,899	11,579	11,622
E - H Rated Provison / Loan Operations (%)	88.2	88.4	88.3
E - H Rated Non-Performing Loans	9,881	9,403	9,742
Existing Provision/E - H Rated Non-Performing Loan (%)	169.4	173.2	162.6
Non-Performing Loans (*)	10,520	9,973	10,465
Non-Performing Loans (*) / Loan Operations (%)	4.4	4.3	5.3
Existing Provision / Non-Performing Loans (*) (%)	159.1	163.3	151.3
Loan Operations Overdue for over 90 days	8,648	8,243	8,760
Existing Provision / Operations Overdue for Over 90 days (%)	193.6	197.6	180.8
(*) Loan operations overdue for over 60 days and do not generate revenue appropriation under the accrual accounting method.

        The table above shows the continuing quality of the loan portfolio, represented by (i) the 92.4% share of loans classified as “AA-C” in March 2011; (ii) the adequate delinquency levels; and (iii) the excellent coverage of operations overdue for over 60 and 90 days.

Bradesco	49

Economic and Financial Analysis

Funding Financial Margin - Interest

Funding Financial Margin - Breakdown

	R$ million
	Financial Margin - Funding
	1Q11	4Q10	1Q10	Variation
				Quarter	12M
Interest - due to volume				75	198
Interest - due to spread				18	218
Interest Financial Margin	1,009	916	593	93	416

        Comparing the first quarter of 2011 with the previous one, there was an increase of 10.2% or R$93 million in the interest funding financial margin. This growth was due to: (i) increased operation volume, which contributed to a R$75 million increase; and (ii) average spread gains of R$18 million.

        In the first quarter of 2011, the interest funding financial margin reached R$1,009 million, versus R$593 million in the same period last year, for growth of 70.2% or R$416 million.

         The increase was mainly the result of: (i) greater average spread gains of R$218 million, due to the increase in interest rate (Selic) in the period and the drop in funding costs; and (ii) an increase in average business volume, contributing R$198 million, from the establishing of funding strategies, which led to an increase in the average volume of time and savings deposits, as well as the issuance of financial letters.

50	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Funding Financial Margin - Interest

Loans vs. Funding

        To analyze Loan Operations in relation to Funding, it is first necessary to deduct, from total customer funding: (i) the amount committed to compulsory deposits at the Brazilian Central Bank; and (ii) the amount of available funds held at units in the customer service network; and to add (iii) the funds from domestic and offshore lines that provide funding to meet loan and financing needs.

        Bradesco presents low reliance on interbank deposits and foreign credit lines, given its capacity to effectively obtain funding from customers. This is a result of: (i) the outstanding position of its service points; (ii) the extensive diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

        Despite reduced liquidity from the increase in compulsory deposit rates (in December 2010), we observe that use of funds still showed a comfortable margin in March 2011, practically returning to the same levels seen in March 2010 as a result of increased funding, which proves that Bradesco was capable of meeting demand for resources in loan operations, mainly by raising funds with customers.

Funding vs . Investments		R$ million		Variation %
	Mar11	Dec10	Mar10	Quarter	12M
Demand Deposits	32,891	37,332	32,585	(11.9)	0.9
Sundry Floating	5,041	1,870	3,715	169.6	35.7
Savings Deposits	54,625	53,436	45,195	2.2	20.9
Time Deposits + Debentures (1)	165,169	148,941	134,122	10.9	23.1
Other	28,583	23,230	10,851	23.0	163.4
Customer Funds	286,310	264,809	226,468	8.1	26.4
(-) Compulsory Deposits / Funds Available (2)	(66,716)	(74,329)	(43,462)	(10.2)	53.5
Customer Funds Net of Compulsory Deposits	219,594	190,480	183,006	15.3	20.0
Onlending	31,411	29,819	20,646	5.3	52.1
Foreign Credit Lines	13,392	10,126	14,272	32.3	(6.2)
Funding Abroad	30,506	21,785	15,383	40.0	98.3
Total Funding (A)	294,903	252,210	233,307	16.9	26.4

Loan Portfolio/Leasing/Cards (Other	245,781	233,181	199,449	5.4	23.2
Receivables)/Acquired CDI (B) (3)
B/A (%)	83.3	92.5	85.5	(9.2) p.p.	(2.1) p.p.

        (1) Debentures mainly used to back purchase and sale commitments;
        (2) Excludes government bonds tied to savings accounts; and
        (3) Comprises amounts relative to card operations (cash and installment purchases from merchants) and amounts related to interbank deposit certificates (CDI) to debate from the compulsory amount.

Bradesco	51

Economic and Financial Analysis

Funding Financial Margin - Interest

Main Funding Sources

        The following table presents changes in main funding sources:

		R$ million		Variation %
	Mar11	Dec10	Mar10	Quarter	12M
Demand Deposits	32,891	37,332	32,585	(11.9)	0.9
Savings Deposits	54,625	53,436	45,195	2.2	20.9
Time Deposits	116,055	102,158	92,577	13.6	25.4
Debentures (*)	48,351	46,040	40,790	5.0	18.5
Borrow ing and Onlending	41,501	38,197	30,208	8.6	37.4
Funds from Issuance of Securities	21,701	17,674	8,550	22.8	153.8
Subordinated Debts	24,408	26,315	23,541	(7.2)	3.7
Total	339,532	321,152	273,446	5.7	24.2
(*) Considers only debentures used to back purchase and sale commitments.

Demand Deposits

        The R$4,441 million decrease in the first quarter of 2011, when compared to the previous quarter, is mainly due to: (i) the use of funds by customers to pay non-recurring, end-of-year expenses (i.e.
        IPVA and Property Tax - IPTU); and (ii) the seasonality of the fourth quarter, generating a greater volume of funds from the payment of the thirteenth salary.

        The balance of these funds remained stable year on year.

Savings Deposits

        Savings deposits were up by 2.2% in the first quarter versus previous quarter and by 20.9% over the last 12 months, mainly as a result of an increase in the amount of funds raised that exceeded redemptions in the period. The remuneration of balances (TR + 0.5% p.m.) reached 1.7% in the quarter and 7.1% accrued over the last 12 months.

        Bradesco is always increasing its savings accounts base and has seen growth of 8.8% in savings accounts over the last twelve months.

        At the end of the first quarter of 2011, the balance of Bradesco’s savings accounts represented 17.9% of the Brazilian Savings and Loan System (SBPE).

52	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Funding Financial Margin - Interest

Time Deposits

        In the first quarter of 2011, time deposits grew by 13.6% (or R$13,897 million) over the previous quarter, mainly as a result of an increase in funding volume from institutional investors and the branch network due to improved remuneration rates.

        In the first quarter of 2011 versus the same quarter in the previous year, the 25.4% gain was mainly due to increased funding volume from institutional investors and the branch network.

Debentures

        On March 31, 2011, the balance of Bradesco’s debentures was R$48,351 million, up by 5.0% quarter on quarter and 18.5% over the last twelve months.

        These increases are mainly due to the placement of the securities, which are used to back purchase and sale commitments that are, in turn, impacted by stable levels of economic activity.

Borrowings and Onlending

        The 8.6%, or R$3,304 million increase in the quarter is mainly due to: (i) a R$1,594 million increase in the volume of funds from borrowings and onlending in the country, mainly through Finame operations; and (ii) new funding in the first quarter of 2011, which impacted borrowing and onlending obligations denominated in and/or indexed to foreign currency, which increased from R$7,996 million in December 2010 to R$9,705 million in March 2011.

        The year-on-year increase of 37.4%, or R$11,293 million was mainly due to the R$10,664 million increase in the volume of funds from borrowings and onlending in the country, basically through BNDES and Finame operations.

Bradesco	53

Economic and Financial Analysis

Funding Financial Margin - Interest

Funds from Security Issuances

        The 22.8%, or R$4,027 million increase in the quarter is mainly due to the following: (i) the R$3,701 million increase in the volume of Financial Letters; (ii) the growth of Mortgage Bonds, in the amount of R$420 million; (iii) the higher volume of operations with Letters of Credit for Agribusiness, amounting to R$116 million, and partially offset by: (iv) the negative variation in the foreign exchange rate of 2.3%, which impacted securities issued abroad.

        In the comparison of the first quarter of 2011 with the same period last year, the 153.8% growth, or R$13,151 million, is mainly the result of: (i) new issuances of Financial Letters in the market, beginning in the second quarter of 2010, the balance of which amounted to R$11,521 million in March 2011; (ii) the increase in Mortgage Bonds, in the amount of R$1,196 million; (iii) the increased volume of Letters of Credit for Agribusiness, of R$353 million; (iv) the higher volume of Collateral Mortgage Notes, in the amount of R$298 million; and partially offset by: (v) a negative exchange variation affecting all securities issued abroad.

        (1)     Issued as of the second quarter of 2010; and

        (2)    Considering Collateral Mortgage Notes, Mortgage Bonds, Letters ofCredit for Agribusiness, Debentures, MTN Program Issues and the cost of issues over funding.

Subordinated Debt

        Subordinated Debt totaled R$24,408 million in March 2011 (R$5,798 million abroad and R$18,610 million in Brazil).

        In the last 12 months, Bradesco issued R$4,686 million in Subordinated Debt (R$2,080 million in Brazil and R$2,606 million abroad), R$2.606 million of which under Tier II of the Capital Adequacy Ratio (Basel II) and maturing in 2021. The issue of subordinated notes stands out with a total of US$1.6 billion in August 2010 and January 2011.

        Note that only R$8,469 million of total subordinated debt is used for calculating the Capital Adequacy Ratio (Basel II), given the maturity of each subordinated debt operation.

54	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities / Other
	1Q11	4Q10	1Q10	Variation
				Quarter	12M
Interest - due to volume				12	60
Interest - due to spread				62	162
Interest Financial Margin	661	587	439	74	222
Revenues	5,990	5,913	3,750	77	2,240
Expenses	(5,329)	(5,326)	(3,311)	(3)	(2,018)

        In the comparison between the first quarter of 2011 and the previous quarter, the interest financial margin with Securities/Other posted growth of R$74 million. This performance was due to: (i) average spread gains totaling R$62 million; and (ii) the increase in the operation volume, contributing a total of R$12 million.

        In the first quarter of 2011, the interest financial margin with Securities/Other stood at R$661 million, versus R$439 million recorded in the same period in 2010, up 50.6% or R$222 million. This is the result of: (i) greater average spread gains, totaling R$162 million; and (ii) an increase in the volume of operations, which affected the result in R$60 million.

Insurance Financial Margin - Interest

Insurance Financial Margin - Breakdown

	R$ million
	Financial Margin - Insurances
	1Q11	4Q10	1Q10	Variation
				Quarter	12M
Interest - due to volume				42	138
Interest - due to spread				50	117
Interest Financial Margin	999	907	744	92	255
Revenues	2,744	2,689	2,276	55	468
Expenses	(1,745)	(1,782)	(1,532)	37	(213)

        In the first quarter of 2011, interest financial margin from insurance operations posted growth of R$92 million, or 10.1% on the previous quarter, resulting from: (i) greater gains with the average spread, totaling R$50 million; and (ii) a R$42 million increase in average business volume.

        In the comparison of the first quarter of 2011 with the same period in 2010, interest financial margin from insurance operations was up by 34.3%, or R$255 million, mainly due to: (i) the increase in operation volume, amounting to R$138 million; and (ii) average spread gains totaling R$117 million.

Bradesco	55

Economic and Financial Analysis

Financial Margin – Non-Interest

Non-Interest Financial Margin - Breakdown

	R$ million
	Non-Interest Financial Margin
	1Q11	4Q10	1Q10	Variation
				Quarter	12M
Funding	(72)	(68)	(63)	(4)	(9)
Insurance	56	136	69	(80)	(13)
Securities/Other	529	397	277	132	252
Total	513	465	283	48	230

        The “non-interest” financial margin in the first quarter of 2011 stood at R$513 million, versus R$465 million in the fourth quarter of 2010. Year on year, the margin posted growth of R$230 million, or 81.3%. Variations in the “non-interest” financial margin are mainly due to:

        · “Funding,” represented by expenses with the Credit Guarantee Fund (Fundo Garantidor de Crédito –FGC) due to increased funding volume;

        · “Insurance,” the variation of R$80 million in the first quarter of 2011, compared to the previous quarter, basically refers to lower gains from the sale of equity investments; and

        · “Securities/Other,” growth, both quarter-on-quarter and year-on-year, is due to increased treasury/securities gains.

56	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

        Analysis of the balance sheets and income statements of Grupo Bradesco de Seguros, Previdência e Capitalização:

Consolidated Balance Sheet

	R$ million
	Mar11	Dec10	Mar10
Assets
Current and Long-Term Assets	106,227	102,707	92,552
Securities	99,594	96,548	86,928
Insurance Premiums Receivable	1,555	1,375	1,337
Other Loans	5,078	4,784	4,287
Permanent Assets	2,477	2,302	2,116
Total	108,704	105,009	94,668
Liabilities
Current and Long-Term Liabilities	96,050	92,600	83,494
Tax, Civil and Labor Contingencies	1,798	1,737	1,590
Payables on Insurance, Private Pension Plan and Savings Bond Operations	303	281	296
Other Liabilities	3,969	3,405	3,923
Insurance Technical Provisions	7,542	7,170	6,972
Technical Provisions for Life and Private Pension Plans	78,547	76,283	67,572
Technical Provisions for Savings Bonds	3,891	3,724	3,141
Minority Interest	601	496	613
Shareholders' Equity	12,053	11,913	10,561
Total	108,704	105,009	94,668

Consolidated Statement of Income

	R$ million
	1Q11	4Q10	1Q10
Insurance Written Premiums, Private Pension Plan Contributions and Savings Bonds Income (*)	7,850	9,022	7,196
Premiums Earned from Insurance, Private Pension Plan Contribution and Savings Bonds	4,464	4,293	3,672
Interest Income of the Operation	927	994	791
Sundry Operating Revenues	165	174	261
Retained Claims	(2,705)	(2,514)	(2,267)
Savings Bonds Draw ing and Redemptions	(549)	(643)	(451)
Selling Expenses	(424)	(438)	(372)
General and Administrative Expenses	(492)	(526)	(402)
Other (Operating Income/Expenses)	(108)	(72)	(17)
Tax Expenses	(111)	(103)	(85)
Operating Income	1,167	1,165	1,130
Equity Result	63	96	55
Non-Operating Income	(9)	(12)	(7)
Income Before Taxes and Interest	1,221	1,249	1,178
Income Tax and Contributions	(368)	(436)	(433)
Profit Sharing	(17)	(14)	(27)
Minority Interest	(75)	(19)	(15)
Net Income	761	779	703

        (*) Not considering, in all periods, the effect of Normative Resolution of ANS 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums.

Bradesco	57

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Income Distribution of Grupo Bradesco de Seguros e Previdência

	R$ million
	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09
Life and Private Pension Plans	442	485	450	443	409	394	347	366
Health	201	177	131	122	148	129	89	107
Savings Bonds	86	63	50	57	65	44	65	58
Basic Lines and Other	32	54	90	79	81	35	106	107
Total	761	779	721	701	703	602	607	638

Performance Ratios

	%
	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09
Claims Ratio (1)	72.0	71.1	72.4	71.8	73.3	74.3	77.2	73.3
Selling Ratio (2)	10.0	10.8	10.7	10.2	10.6	9.6	9.9	9.9
Administrative Expenses Ratio (3)	6.1	5.8	6.3	6.1	5.6	4.6	5.4	5.4
Combined Ratio (*) (4)	86.1	85.1	85.3	84.7	85.2	85.3	88.9	85.5

(*) Excludes additional provisions.
(1) Retained Claims/Earned Premiums;
(2) Selling Expenses/Earned Premiums;
(3) Administrative Expenses/Net Premiums Written; and
(4) (Retained Claims + Selling Expenses + Other Operating Revenue and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Premiums Written.

Premiums Written, Pension Plan Contributions and Savings Bond Income (*)

(*) Not considering, in all periods, the effect of Normative Resolution of ANS 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums.

In the first quarter of 2011, premiums written, pension plan contributions and savings bond income increased by 9.1% on the same quarter of the previous year.

According to Susep and ANS, in the insurance, private pension plan and savings bonds segment, Bradesco Seguros e Previdência had collected R$2.6 billion up to January 2011, maintaining its position as leader of the ranking with a market share of 22.4%. In the same period, R$11.6 billion were collected by the insurance industry.

58	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Premiums Written, Pension Plan Contributions and Savings Bond Income (*)

 (*) Not considering, in all periods, the effect of Normative Resolution of ANS 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums.

Bradesco	59

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Retained Claims by Insurance Line

Note: for comparison purposes, we have excluded Technical Provision complements on benefits to be granted – Remission, from the calculation of claims ratio (Earned Premiums) for the first quarter of 2010, amounting to R$149 million (health insurance).

60	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Insurance Selling Expenses by Insurance Line

Note: for comparison purposes, we have excluded Technical Provision complements on benefits to be granted – Remission, from the selling ratio calculation (Earned Premiums) for the first quarter of 2010, amounting to R$149 million (health insurance).

Bradesco	61

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Efficiency Ratio

General and Administrative Expenses / Revenue

The efficiency ratio increase of 0.3 p.p. in the first quarter of 2011 over the previous quarter is basically due to seasonality of revenue in the last quarter of each year and the collective bargaining agreement executed in January 2011.

Year on year, the 0.5 p.p. increase of efficiency ratio in the first quarter of 2011 mainly refers to the collective bargaining agreement executed in January 2011.

62	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Insurance Technical Provisions

The Insurance Group’s technical provisions represented 30.4% of the insurance industry in January 2011, according to Susep and the National Supplementary Health Agency (ANS).
Note: 1: According to RN 206/09 (ANS), as of January 2010, provisions for unearned premiums (PPNG) were excluded.

Bradesco	63

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (except when indicated otherwise)
	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09
Net Income	442	485	450	443	409	394	347	366
Income from Premiums and Contribution Revenue*	4,059	5,385	4,096	3,690	3,910	4,933	3,697	3,304
- Income from Private Pension Plans and VGBL	3,317	4,617	3,403	3,052	3,291	4,295	3,100	2,758
- Income from Life/Personal Accidents Insurance Premiums	742	768	693	638	619	638	597	546
Technical Provisions	78,547	76,283	71,775	68,975	67,572	65,692	61,918	59,533
Investment Portfolio	82,916	80,147	75,974	72,507	70,920	68,780	64,646	61,736
Claims Ratio	43.6	44.1	49.8	44.7	45.1	50.9	48.1	43.9
Selling Ratio	19.2	19.5	19.8	17.5	18.8	14.4	16.5	17.1
Combined Ratio	71.9	74.7	79.9	71.5	73.9	70.6	74.4	69.4
Participants / Policyholders (in thousands)	22,698	22,186	21,346	21,109	21,326	21,389	21,206	20,231
Premiums and Contributions Revenue Market Share (%)**	28.9	31.2	31.5	32.0	32.7	31.1	31.1	30.4
Life/AP Market Share - Insurance Premiums (%)**	15.2	17.3	17.0	16.8	16.8	16.8	16.3	16.0
* Life/VGBL/Traditional
**In 1Q11, considers data for January 2011.

Due to its solid structure, a policy of product innovation and consumer reliance, Bradesco Vida e Previdência maintained its leadership, holding a market share of 28.9% in terms of income from private pension plans and VGBL.

Revenue in this segment is generally concentrated at the end of the year and was down by 24.6% from the fourth quarter of 2010. This drop impacted the direct revenue from operations. Administrative and personnel expenses posted a decrease from the previous quarter, even considering the collective bargaining agreement in

January 2011. In the period, claims dropped by 0.5 p.p. and selling costs by 0.3 p.p.

Net income for the first quarter of 2011 was up 8.1% from that of the same period last year, mainly resulting from: (i) the improved financial result; (ii) a 1.5 p.p. decline in claims; and partially offset by: (iii) the increase in administrative and personnel expenses, impacted by the collective bargaining agreement in January 2011.

64	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Bradesco Vida e Previdência

Bradesco Vida e Previdência's technical provisions stood at R$78.5 billion in March 2011, made up of R$76.1 billion from the private pension plan segment and VGBL and R$2.4 billion from life, personal accidents and other lines, up 16.2% over March 2010.

The Private Pension Plan and VGBL Portfolio totaled R$78.5 billion in January 2011, equal to 34.8% of all market funds (source: Fenaprevi).

Evolution of Participants and Life and Personal Accident Policyholders

In March 2011, the number of Bradesco Vida e Previdência customers grew by 6.4% compared to March 2010, surpassing a total of 2 million private pension plan and VGBL plan participants and of20.6 million personal accident and life insurance policyholders.

This impressive growth was fueled by the strength of the Bradesco brand and the adequate selling and management policies.

Bradesco	65

Economic and Financial Analysis

Bradesco Saúde – Consolidated

	R$ million (except when indicated otherwise)
	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09
Net Income	201	177	131	122	148	129	89	107
Net Premiums Issued*	2,136	2,002	1,925	1,845	1,705	1,622	1,573	1,484
Technical Provisions	3,737	3,512	3,471	3,453	3,405	3,555	3,479	3,447
Claims Ratio	83.3	80.1	80.7	80.6	83.0	85.7	89.2	86.0
Selling Ratio	4.7	4.6	4.8	4.6	4.5	4.1	3.9	4.0
Combined Ratio	98.1	97.9	96.1	96.2	96.8	96.8	99.4	98.2
Policyholders (in thousands)	8,190	8,019	7,468	7,236	7,075	4,310	4,193	4,063
Written Premiums Market Share (%)**	50.0	51.7	51.1	50.4	49.4	48.7	48.1	47.4
* Not considering the effect of RN 206/09 (ANS) in the total of R$5 million (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums.
**1Q11 considers data for January 2011.
Note: for comparison purposes, we have excluded build in Technical provisions for benefits to be granted – Remission, from the first quarter of 2010 ratios, amounting to R$149 million.

Net income for the first quarter of 2011 was 13.6% greater than that of the previous quarter, mainly due to: (i) a 6.7% increase in revenue; partially offset by: (ii) the 3.2 p.p. increase in claims; and (iii) increased administrative and personnel expenses, impacted by the collective bargaining agreement in January 2011.

Income for the first quarter of 2011 posted growth of 35.8% in relation to the same period last year, mainly due to: (i) a 25.3% increase in revenue; (ii) steady level of the claims ratio; (iii) the continuation of the selling ratio at the levels seen in the first quarter of 2010; (iv) the improved financial result; and, partially offset by: (v) an increase in administrative and personnel expenses due to the collective bargaining agreement in January 2011.

In March 2011, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Approximately 33.7 thousand companies in Brazil have Bradesco Saúde Insurance and Mediservice plans. Of the 100 largest companies in Brazil, in terms of revenue, 42 are Bradesco Saúde and Mediservice customers (source: Exame Magazine "Melhores e Maiores" ranking, July 2010.)

Number of Policyholders of Bradesco Saúde – Consolidated

Bradesco Saúde – Consolidated has nearly 8.2 million customers. The high share of corporate policies in the overall portfolio (93.8% in March 2011) shows the Company’s high level of specialization and customization in the corporate segment, a major advantage in today’s supplementary health insurance market.

66	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Bradesco Capitalização

	R$ million (except when indicated otherwise)
	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09
Net Income	86	63	50	57	65	44	65	58
Income from Savings Bonds	649	706	658	594	526	575	520	483
Technical Provisions	3,891	3,724	3,483	3,317	3,141	3,024	2,865	2,785
Customers (in thousands)	2,794	2,691	2,610	2,583	2,553	2,531	2,507	2,525
Market Share from Premiums and Contributions Revenues (%)*	20.3	21.1	20.4	19.7	20.9	19.7	19.4	19.0
*1Q11 considers data for January 2011.

Net income for the first quarter of 2011 posted a 36.5% increase on the previous quarter, mainly a result of: (i) improved financial revenue; (ii) a drop in the redemption of savings bonds and drawing expenses, which are typically greater in the last quarter of the year; partially offset by: (iii) an increase in administrative and personnel expenses, impacted by the collective bargaining agreement in January 2011.

The impressive 23.4% increase in income from savings bonds and growth in financial result, which were partially offset by higher administrative and personnel expenses due to the collective bargaining agreement in January 2011, contributed to the 32.3% increase in income for the first quarter of 2011, when compared with net income in the same period last year.

Bradesco	67

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the first quarter of 2011 as a leader of the savings bond industry, due to its policy of transparency and of adjusting its products based on potential consumer demand.

To offer the savings bond that best fits the profile and budget of each customer, the Bank has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of drawings and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating the Pé Quente Bradesco family of products.

Among these, we can point out the performance of our social and environmental products, from which a part of the profit is allocated to social responsibility projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) Fundação SOS Mata Atlântica, which contributes to the development of reforestation projects; (ii) Instituto Ayrton Senna, which is set apart by transferring a percentage of the amount collected to social projects; (iii) the Brazilian Cancer Control Institute, which contributes to the development of projects for the prevention, early diagnosis and treatment of cancer in Brazil, and, finally, (iv) Fundação Amazonas Sustentável, through which a part of the amount collected is allocated to environmental conservation and sustainable development programs and projects.

Bradesco Capitalização is the first and only savings bonds company in Brazil to receive the ISO certification. In 2009, it was certified with the ISO 9001:2008 for Management of Bradesco Savings Bonds. This certification, granted by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle that underpins Bradesco Savings Bonds: good products, services and continuous growth.

68	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Bradesco Auto/RE

	R$ million (except when indicated otherwise)
	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09
Net Income	39	58	28	27	22	43	33	40
Net Premiums Issued	871	865	941	952	935	855	812	754
Technical Provisions	3,688	3,554	3,525	3,455	3,402	3,162	2,998	2,940
Claims Ratio	68.1	69.3	69.7	69.9	70.7	70.2	72.3	65.3
Selling Ratio	17.2	17.6	17.3	17.6	17.7	16.6	17.5	16.9
Combined Ratio	108.7	106.9	105.2	105.3	104.3	107.8	106.4	99.9
Policyholders (in thousands)	3,330	3,337	3,208	2,980	2,814	2,592	2,433	2,359
Market Share from Premiums and Contributions Revenues (%)*	8.1	10.6	11.2	11.7	12.1	10.4	10.2	10.1
* 1Q11 data considers January 2011.

Net income in the first quarter of 2011 was down by R$19 million from the previous quarter, due to: (i) increased administrative and personnel expenses resulting from the collective bargaining agreement in January 2011; (ii) a decrease in equity income; and, was partially offset by: (iii) a 1.2 p.p. drop in claims.

Net income in the first quarter of 2011 posted impressive growth of 77.3% compared to the same period last year, mainly due to: (i) a 2.6 p.p. decrease in claims; (ii) improved financial result and equity income; and, partially offset by: (iii) an increase in administrative and personnel expenses, mainly resulting from the collective bargaining agreement dated January 2011.

Grupo Bradesco de Seguros e Previdência maintained its leadership position among major insurers of Brazil’s Auto/RCF and Basic Lines Insurance market, holding a market share of 8.1% in January 2011.

In the Corporate Proprietary Insurance segment, Bradesco Auto/RE has maintained its share in major insurance programs through partnerships with brokers that specialize in the segment and a close relationship with Bradesco Corporate and Bradesco Empresas (Middle Market). The excellent performance of the Oil industry and recovery of the Civil Construction industry have also contributed to Bradesco Auto/RE's growth in the segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of Reinsurance Agreements, which gives insurers the power to assess and cover risk, and consequently increase competitiveness in more profitable businesses, such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RFC line, the insurer has increased its customer base. The continuous improvement of pricing and creation of online calculation applications has contributed to an increase in the portfolio.

Bradesco	69

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders in Auto/RE

In the mass insurance segment of Basic Lines, where products target individuals, self-employed professionals and SMEs, the launch of new products and the continuous improvement of methods and systems have contributed to growth in the customer base, which increased by 18.3% in the last twelve months to a total of 3.3 million customers. This increase can be observed mainly in residential insurance due to the creation of specific products for customers of Banco Bradesco, such as Residencial Preferencial, in addition to the option of joint hiring of Auto and Residential insurance. Bradesco Bilhete
Residencial also presented excellent performance in the period.

70	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variations in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income	R$ million
	1Q11	4Q10	1Q10	Variation
				Quarter	12M
Card Income	1,155	1,157	972	(2)	183
Checking Account	649	646	542	3	107
Fund Management	471	467	429	4	42
Loan Operations	455	465	390	(10)	65
Collection	277	286	257	(9)	20
Consortium Management	121	119	97	2	24
Custody and Brokerage Services	108	108	114	-	(6)
Payment	77	74	69	3	8
Underwriting / Financial Advising Services	48	91	75	(43)	(27)
Other	149	155	179	(6)	(30)
Total	3,510	3,568	3,124	(58)	386

Explanations of the main items that influenced the variation in fee and commission income between periods can be found below.

Bradesco	71

Economic and Financial Analysis

Fee and Commission Income

Card Income

In the first quarter of 2011, fee and commission income from cards stood at R$1,155 million, practically stable in comparison with the previous quarter, mainly due to the steady volume of transactions in the period.

In the first quarter of 2011, the same figure posted year-on-year growth of 18.8%, or R$183 million, mainly due to an increase in revenue from purchases and services, resulting from expansion in the card base by 8.8%, from 135.6 million in March 2010 to 147.5 million in March 2011. The expansion in the card base led to a 21.4% increase in revenue from credit cards in the period, for a total of R$20,241 million in the quarter, as well as a 20.2% increase in the number of transactions, from 215.7 million in March 2010 to 259.3 million in March 2011.

It is important to note the impact of the increase in shareholding interest in Visavale, from 34.33% to 50.01%, and Cielo, from 26.56% to 28.65%, in the last twelve months.
(*) Includes prepaid cards, Private Label and Banco IBI as of the fourth quarter of 2009 and Ibi Mexico as of the fourth quarter of 2010
.

72	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the first quarter of 2011, income from checking accounts remained practically stable, mainly due to: (i) a net increase of 416 thousand new checking accounts (403 thousand individual accounts and 13 thousand corporate accounts); (ii) the expansion of the service portfolio provided to the Bank’s customers; (iii) banking fee adjustment; and partially offset by: (iv) the lower volume of services in the quarter when compared to volume at the end of the previous year.

In the first quarter of 2011 versus the same quarter of the previous year, revenue increased by 19.7% or R$107 million resulting mainly from the expansion of the checking account base, which posted a net increase of 2,312 thousand new accounts (2,214 thousand new individual accounts and 98 thousand new corporate accounts).

Loan Operations

In the first quarter of 2011, income from loan operations amounted to R$455 million, down 2.2% in comparison with the previous quarter, mainly due to: (i) a decrease in the volume of contracted operations, mainly the result of seasonality of the fourth quarter of 2010; partially offset by: (ii) a 4.5% increase in revenue from guarantees provided, from the 4.2% growth in the volume of operations with Sureties and Guarantees.

The 16.7% growth in the first quarter of 2011 when compared with the same period in the previous year is mainly due to: (i) an increase in income from guarantees, which grew by 25.2%, mainly resulting from the 22.3% increase in the volume of Sureties and Guarantees operations; and (ii) the increased volume of other contracted operations in 2011.

Bradesco	73

Economic and Financial Analysis

Fee and Commission Income

Asset Management

In the first quarter of 2011, revenue from funds under management was up by R$4 million on the previous quarter, mainly the result of 2.6% growth in total funds raised and under management, partially offset by the lower number of business days in the quarter.

In the first quarter of 2011 versus the same quarter of the previous year, the R$42 million or 9.8% increase was mainly due to the performance of funds raised, which grew by 17.3%. The highlight was income from fixed-income funds, which grew by 20.6% in the period, followed by growth in equity-investments of 4.0%.

Shareholders' Equity	R$ million			Variation %
	Mar11	Dec10	Mar10	Quarter	12M
Investment Funds	276,593	269,978	232,854	2.5	18.8
Managed Portfolios	19,701	18,930	17,960	4.1	9.7
Third-Party Fund Quotas	7,025	6,800	7,749	3.3	(9.3)
Total	303,319	295,708	258,563	2.6	17.3

Asset Distribution	R$ million			Variation %
	Mar11	Dec10	Mar10	Quarter	12M
Investment Funds – Fixed Income	249,777	242,751	207,081	2.9	20.6
Investment Funds – Variable Income	26,816	27,227	25,773	(1.5)	4.0
Investment Funds – Third-Party Funds	5,879	5,629	6,433	4.4	(8.6)
Total - Investment Funds	282,472	275,607	239,287	2.5	18.0

Managed Portfolios - Fixed Income	10,918	10,460	9,102	4.4	20.0
Managed Portfolios – Variable Income	8,783	8,470	8,858	3.7	(0.8)
Managed Portfolios - Third-Party Funds	1,146	1,171	1,316	(2.1)	(12.9)
Total - Managed Funds	20,847	20,101	19,276	3.7	8.2
x
Total Fixed Income	260,695	253,211	216,183	3.0	20.6
Total Variable Income	35,599	35,697	34,631	(0.3)	2.8
Total Third-Party Funds	7,025	6,800	7,749	3.3	(9.3)
Overall Total	303,319	295,708	258,563	2.6	17.3

74	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collections)

In the first quarter of 2011, revenue from Payment and Collections decreased by 1.7% from the previous quarter, mainly due to a decrease in the volume of documents received and paid, partially offset by the greater volume of taxes collected in the quarter.

In the first quarter of 2011 versus the same quarter of the previous year, Payment and Collection income grew by 8.6%, or R$28 million, mainly due to an increase in the number of processed documents, which grew from 345 million on March 31, 2010 to R$412 million on March 31, 2011.

Consortium Management

The 3.4% increase in the sale of active quotas in the first quarter of 2011 compared to the fourth quarter of 2010 led Bradesco Consórcios to sell 16,857 net quotas (471,620 active quotas on December 31, 2010), resulting in 1.7% growth in revenue, ensuring Bradesco's leading position in all segments (real estate, auto, trucks/tractors).

In the first quarter of 2011 versus the same quarter of the previous year, there was a 24.7% increase in revenue, resulting from: (i) growth in the volume of bids; and (ii) the increased sale of new quotas, from 412,507 active quotas sold as of March 31, 2010 to 488,477 as of March 31, 2011, an increase of 75,970 net quotas.

Bradesco	75

Ecopnomic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the first quarter of 2011, total revenue from custody and brokerage services remained stable in relation to the previous quarter.

In the first quarter of 2011 versus the same quarter of the previous year, the 5.3% revenue decrease is mainly related to (i) the volumes traded on the BM&FBovespa, which impacted brokerage revenues; and partially offset: (ii) by the R$168 billion growth in assets under custody.

Underwriting / Financial Advising

The R$43 million decrease in the quarter-on-quarter comparison mainly refers to increased gains with capital market operations in the fourth quarter, highlighting the financial advising operations.

The R$27 million decrease between the first quarter of 2011 and the same period last year is the result of a lower business volume in the quarter.

76	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Administrative and Personnel Expenses

Administrative and Personnel Expenses	R$ million
	1Q11	4Q10	1Q10	Variation
				Quarter	12M
Administrative Expenses
Third-Party Services	839	885	724	(46)	115
Communication	377	382	334	(5)	43
Depreciation and Amortization	271	258	221	13	50
Data Processing	226	261	191	(35)	35
Advertising and Marketing	201	285	152	(84)	49
Transportation	179	177	142	2	37
Rental	157	148	144	9	13
Asset Maintenance	123	132	108	(9)	15
Financial System Services	109	101	86	8	23
Leased Assets	89	92	98	(3)	(9)
Materials	81	92	63	(11)	18
Security and Surveillance	76	71	66	5	10
Water, Electricity and Gas	59	54	55	5	4
Trips	35	35	21	-	14
Other	317	284	242	33	75
Total	3,140	3,257	2,647	(117)	493

Personnel Expenses
Structural	1,996	2,006	1,735	(10)	261
Social Charges	1,508	1,531	1,317	(23)	191
Benefits	488	475	418	13	70
Non-Structural	440	527	385	(87)	55
Management and Employee Profit Sharing (PLR)	267	298	234	(31)	33
Provision for Labor Claims	118	165	109	(47)	9
Training	19	39	11	(20)	8
Termination Costs	36	25	31	11	5
Total	2,436	2,533	2,120	(97)	316

Total Administrative and Personnel Expenses	5,576	5,790	4,767	(214)	809

In the first quarter of 2011, Administrative and Personnel Expenses totaled R$5,576 million, a decrease of 3.7% in relation to the previous quarter.

Personnel Expenses

In the first quarter of 2011, personnel expenses totaled R$2,436 million, down 3.8% or R$97 million from the previous quarter.

Within the "structural" portion, lower expenses in the amount of R$10 million is mainly the result of:
(i) the concentration of vacation in the first quarter of 2011, amounting to R$62 million; and offset by:
(ii) increased expenses with payroll, social charges and benefits, in the amount of R$52 million, due to: (a) the collective bargaining agreement of the insurance industry in January 2011; and (b) the expansion of Service Points and the improvement of business segmentation, leading to a net gain of 1,501 employees in the period.

In the “non-structural” portion, the R$87 million decrease is basically due to lower expenses with management and employee profit sharing (PLR), amounting to R$31 million.

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Economic and Financial Analysis

Administrative and Personnel Expenses

Personnel Expenses

In the first quarter of 2011 versus the same quarter of the previous year, the R$316 million growth reflects: (i) the "structural" portion of R$261 million, mainly related to: (a) the increase in expenses with payroll, charges and benefits, from wage increases; and (b) the net increase in staff by 8,669 employees in the period, arising from investments in the expansion of service points and improvements in the business segmentation; and (ii) the increase in the “nonstructural” portion of R$55 million, mainly resulting from greater expenses with management and employee profit sharing (PLR), amounting to R$33 million.

78	Report on Economic and Financial Anal,ysis – March 2011

Economic and Financial Analysis

Administrative and Personnel Expenses

Administrative Expenses

In the first quarter of 2011, administrative expenses totaled R$3,140 million, down by 3.6%, or R$117 million from the previous quarter. This drop is mainly due to a decrease in expenses with: (i) marketing and advertising, in the amount of R$84 million; (ii) outsourced services, in the amount of R$46 million, mainly regarding legal and corporate consulting services; (iii) data processing, in the amount of R$35 million; and, partially offset by greater expenses with: (iv) the increase by 2,301 Service Points, of which 23 were branches, 76 PAB/PAE/PAA, 1,545 Bradesco Expresso units and 657 other service points.

The year-on-year growth of R$493 million, or 18.6%, in the first quarter of 2011 is mainly due to greater expenses with: (i) outsourced services, in the amount of R$115 million, related to: (a) the perfection and expansion of customer service structure and the partial outsourcing of credit card processing (Fidelity); and (b) variable expenses tied to revenues (non-bank correspondents); (ii) depreciation and amortization, amounting to R$50 million; (iii) marketing and advertising, in the amount of R$49 million; (iv) an increase in business and service volume; and (v) organic growth and the consequent increase in Service Points (from 46,570 on March 31, 2010 to 57,185 on March 31, 2011).

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Economic and Financial Analysis

Operating Coverage Ratio (*)

In the quarter, the coverage ratio accrued over the last twelve months decreased by 0.6 p.p., basically due to: (i) increased personnel and administrative fees, partially resulting from: (a) the impact of the collective bargaining agreement; and (b) greater business volumes from the expansion of the service points, partially offset by: (ii) the growth in fee and commission income.

* Fee and Commission Income / Administrative and Personnel Expenses (over the last 12 months).

Tax Expenses

The R$22 million growth in tax expenses in the first quarter of 2011, in comparison with the fourth quarter of 2010 is mainly due to: (i) increased expenses with Cofins from higher taxable income in the period, especially financial margin; and (ii) higher property tax (IPTU) expenses.

In the first quarter of 2011 versus the same quarter of the previous year, tax expenses grew by R$131 million, mainly due to the increase in expenses with ISS/PIS/Cofins taxes reflecting higher taxable income, especially financial margin and fee and commission income.

80	Report on Economic and Financial Analysis – March 2011

Economic and Financial Analysis

Equities in the Earnings of Affiliated Companies

In the first quarter of 2011, equity in the earnings of affiliated companies stood at R$34 million, down R$26 million from the previous quarter as a result of reduced income from affiliates IRB and Integritas Participações.

Year-on-year, the R$5 million increase was due to growth in the result from IRB.

Operating Income

Operating result in the first quarter of 2011 was R$3,953 million, up 5.2% from the fourth quarter of 2010, mainly impacted by: (i) the R$344 million growth in financial margin; (ii) a R$214 million decrease in personnel and administrative expenses; (iii) an R$85 million increase in the operating income from Insurance, Private Pension Plans and Savings Bonds, partially offset by: (iv) growth in other operating expenses (net of other revenue) in the amount of R$276 million; (v) a R$65 million increase in allowance for loan losses expenses; and (vi) a R$58 million drop in fee and commission income.

Year on year, the R$782 million, or 24.7% increase in operating income is the result of: (i) R$1,673 million growth in financial margin; (ii) a R$386 million increase in fee and commission income; (iii) a R$202 million increase in operating income from Insurance, Private Pension Plans and Savings Bonds; partially offset by: (iv) an

R$809 million growth in personnel and administrative expenses; (v) an increase in other operating expenses (net of other revenue), in the amount of R$372 million; (vi) a greater allowance for loan losses expenses, in the amount of R$172 million; and (vii) a R$131 million increase in tax expenses.

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Economic and Financial Analysis

Non-Operating Income

The R$14 million variation between the first quarter of 2011 and the previous quarter is mainly due to the reversal of non-operating provisions in the fourth quarter of 2010.

Year on year, the variation is mainly the result of greater gains from the sale of assets in the first quarter of 2010.

82	Report on Economic and Financial Analysis – March 2011

Return to Shareholders

3

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ISO 9001 2008

Return to Shareholders

Sustainability

On March 10, 2011 Bradesco released its 2010 Sustainability Report, which, for the fifth consecutive year, adopts Global Reporting Initiative (GRI) guidelines. Among the themes presented in the report are banking inclusion, the Bank’s presence in all Brazilian cities, the inauguration of branches in  underprivileged regions of the country and the creation of special products for low-income customers. The Report is available for download at the Bank of the Planet Portal (www.bancodoplaneta.com.br).

Bradesco, a signatory of the Equator Principles since 2004, has actively participated in discussions on the revision of IFC Performance Standards – a process that seeks to improve the policies of the Equator Principles to manage the social and environmental risks in project financing. The 3rd Stage of the Open House Consultation occurred in Lima, Peru, on January 25, 2011, and was attended by Bradesco and other national and international stakeholders.

The Sport Development Center, headquarters of the Bradesco Sports and Education Program in Osasco (São Paulo), received the Leadership in Energy and Environmental Design (LEED® NC GOLD) certification, also known as the Sustainable Building Seal, from the U.S. Green Building Council.

Bradesco was one of the sponsors of the Global Forum on Sustainability, held in the city of Manaus (Amazonas) between March 24 and 26. A number of major businessmen, executives, political leaders and environmental organizations participated in the event that sought to discuss successful practices and methods for sustainable development in the Amazon and the Planet. As co-founder of Fundação Amazonas Sustentável and the first bank to offer riverside communities in Alto Solimões River a floating branch, Bradesco is committed to the sustainable development of the Amazon region.

Bradesco also released its Promotional Balance Sheet in the quarter, an advertisement aimed at providing customers, investors and shareholders with a plethora of information on the Bank. The information published in the advertisement, in line with our Vision and Mission, laid out a direct connection between Sustainability and the Organization’s business and corporate management.

For Bradesco, Sustainability is a profoundly important part of the manner in which it conducts business, proven by the promotion of financial education and the insertion of the population in the banking system.

Investor Relations Area – IR

Bradesco began its schedule of events for the first quarter of 2011 with the 2nd Bradesco Open Day in Cidade de Deus, an event broadcast live over the internet on the Bank’s Investor Relations website.

All told, Bradesco participated in a total of 104 events in the first quarter of 2011. In Brazil, we began the 2011 Apimec Meeting Cycle in the city of Campinas and the Annual São Paulo INI

Meeting, attended by investors, shareholders and those interested in capital markets. Internationally, the Bank was a part of five conferences (Miami, Cancun, London, New York and Hong Kong) and four Road Shows (Europe, United States, Middle East and Southeast Asia). Moreover, the Investor Relations Department held discussions with shareholders, investors and analysts by phone, email and at the Company's headquarters.

84	Report on Economic and Financial Analysis – March 2011

Return to Shareholders

Corporate Governance

In September 2010, Bradesco received the Gamma-7 (Governance, Accountability, Management Metrics and Analysis) score, assigned on a scale of 1 to 10 by Standard & Poor’s Governance Services, which ratifies the Bank’s sound corporate governance processes and general practices. Bradesco was the first Brazilian company to disclose this rating to the market. It is important to point out that, worldwide, the highest Governance score ever disclosed by Standard and Poor's is 7+. Bradesco was also rated AA (Excellent Corporate Governance Practices) by Austin Rating.

Regarding Corporate Governance structure, Bradesco’s Board of Directors is supported by five statutory committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital

Allocation), in addition to 42 Executive Committees that assist the Board of Executive Officers in performing their duties.

Shareholders are entitled to 100% tag-along rights for common shares, 80% for preferred shares and to a minimum mandatory dividend of 30% of adjusted net income, which is above the 25% minimum established by the Brazilian Corporation Law. Preferred shares are entitled to dividends 10% greater than those attributed to common shares.

On March 10, 2011, all matters submitted to the Shareholders’ Meetings were approved. For more information, see the corporate governance section of the investor relations website at http://www.bradesco.com.br/ir.

Bradesco Shares

Number of Shares – Common (ON) and Preferred (PN) (*)

	In thousands
	Mar11	Dec10	Dec09	Dec08	Dec07	Dec06
Common Shares	1,909,911	1,880,830	1,710,205	1,534,806	1,009,337	500,071
Preferred Shares	1,912,397	1,881,225	1,710,346	1,534,900	1,009,337	500,812
Subtotal – Outstanding	3,822,308	3,762,055	3,420,551	3,069,706	2,018,674	1,000,883
Treasury Shares	2,487	395	6,535	163	2,246	758
Total	3,824,795	3,762,450	3,427,086	3,069,869	2,020,920	1,001,641
(*) Stock bonuses and splits during the period were not included.

On March 31, 2011, Bradesco’s total capital stock was R$30.1 billion, composed of 3,824,795 thousand shares (all book-entry shares with no par value), of which 1,912,398 thousand were common shares and 1,912,397 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Participações, which directly holds 48.4% of voting capital and 24.2% of total capital.

Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and a holding company, Nova Cidade de Deus Participações, which is in turn controlled by Fundação Bradesco and BBD Participações, a majority of the shareholders of which are members of Bradesco’s Board of Directors, Statutory Board of Executive Officers and skilled employees.

Bradesco	85

Return to Shareholders

Number of Shareholders – Domiciled in Brazil and Abroad

	Mar11%		Ownership of Capital (%)	Mar10%		Ownership of Capital (%)
Individuals	341,662	89.95	24.20	346,048	89.81	25.18
Corporate	37,295	9.82	43.88	37,537	9.74	44.39
Subtotal Domiciled in the Country	378,957	99.77	68.08	383,585	99.56	69.57
Domiciled Abroad	874	0.23	31.92	1,705	0.44	30.43
Total	379,831	100	100	385,290	100	100

n March 31, 2011, there were 378,957 shareholders domiciled in Brazil, accounting for 99.77% of total shareholders and holding 68.08%	of all shares, while a total of 874 shareholders resided abroad, accounting for 0.23% of shareholders and holding 31.92% of shares.

Share Performance (*)

	In R$ (except when indicated otherwise)
	1Q11	4Q10	Variation %	1Q11	1Q10	Variation %
Net Income per Share	0.72	0.71	1.4	0.72	0.57	26.3
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax - IR)	0.202	0.225	(10.2)	0.202	0.166	21.7
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax - IR)	0.222	0.247	(10.1)	0.222	0.182	22.0
Book Value per Share (Common and Preferred)	13.42	12.77	5.1	13.42	11.45	17.2
Last Business Day Price – Common Shares	27.88	25.70	8.5	27.88	23.79	17.2
Last Business Day Price – Preferred Shares	33.35	32.65	2.1	33.35	29.70	12.3
Market Capitalization (R$ million) (1)	117,027	109,759	6.6	117,027	100,885	16.0
Market Capitalization (R$ million) - Most Liquid Share (2)	127,474	122,831	3.8	127,474	112,189	13.6
(*) Adjusted for corporate events in the period.
(1) Number of shares (less treasury shares) x closing price for common and preferred shares on last day in period; and
(2) Number of shares (less treasury shares) x closing price for preferred shares on last day of the period.

In the first quarter of 2011, Bradesco preferred and common shares appreciated by 2.1% and 8.5% respectively, while Ibovespa dropped by 1.0% in the same period.

On March 25, 2011, Bradesco requested authorization by the Brazilian Central Bank to create an ADR (American Depositary Receipt) program backed by common shares on the American market, which included an increase in the limit on foreign interest that will not change its corporate structure or control.

86	Report on Economic and Financial Analysis – March 2011

Return to Shareholders

Main Indicators

Market Value: considers the closing price of common and preferred shares multiplied by the respective number of shares (excluding treasury shares).

Market Value/Shareholders’ Equity: indicates the multiple by which Bradesco’s market value exceeds its book shareholders’ equity.

Dividend Yield: the ratio between the share price and the dividends and/or interest on shareholders’ equity paid to shareholders in the last twelve months, which indicates the return on investment represented by the allocation of net income.

Formula used: amount received by shareholders as dividends and/or interest on shareholders’ equity in the last twelve months divided by the closing price of preferred shares on the last trading day in the period.

Bradesco	87

Return to Shareholders

Weighting in Main Stock Market Indexes

Bradesco shares are components of Brazil’s main stock indexes, including the Corporate Sustainability Index (ISE), the Special Tag-Along Stock Index (ITAG) and the Special Corporate Governance Stock Index (IGC). In March 2011, Bradesco had the largest participation in the Financial Index (IFNC), which comprises banks, insurers and financial companies.

Bradesco also participated in the Carbon Efficient Index (ICO2), composed by companies committed to disclosing their annual greenhouse gas (GHG) emissions report.

%	Mar11
Ibovespa	3.0
IB rX - 50	6.8
IB rX - 100	7.4
Ifinanceiro (IFNC)	21.1
ISE	4.7
Special Corporate Governance Stock Index (IGC)	6.5
Special Tag-Along Stock Index (ITAG)	12.5
ICO2	10.3

Dividends/Interest on Shareholders’ Equity

In the first quarter of 2011, R$924 million were paid to shareholders as dividends and interest on shareholders’ equity, equivalent to 31.5% of book net income for the quarter and 31.2% considering the amount accrued over the last 12 months.

The amounts allocated in recent years have surpassed the limits mandated by the Brazilian Corporation Law and by the Company’s Bylaws.

(*) Accrued over the last 12 months

88	Report on Economic and Financial Analysis – March 2011

Additional Information

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Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Additional Information

Market Share of Products and Services

The market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Mar11	Dec10	Mar10	Dec09
Banks – Source: Brazilian Central Bank (Bacen)
Time Deposits	N/A	13.0	13.1	13.3
Savings Deposits	N/A	14.3	14.1	14.1
Demand Deposits	N/A	18.4	18.6	20.3
Loan Operations (1)	12.5(**)	12.4	12.7	12.6
Loan Operations - Vehicles Individuals (CDC + Leasing) (1)	17.4(**)	17.7	19.7	19.7
Payroll-Deductible Loans (1)	11.1(**)	10.8	9.9	8.8
Online Collection (Balance)	N/A	26.7	29.0	28.8
Number of Branches	18.7	18.7	17.5	17.2
Banks - Source: Federal Revenue Service/ Brazilian Data
Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	21.9	22.5	21.2
Brazilian Unified Tax Collection System Document (DAS)	N/A	17.3	16.8	16.9
Banks – Source: Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	14.8	14.5	14.4
Benefit Payment to Retirees and Pensioners	N/A	22.0	20.0	19.6
Banks – Source: Anbima
Investment Funds + Portfolios	16.5	17.0	16.5	16.6
Insurance, Private Pension Plans and Savings Bonds – Source:
Insurance Superintendence (Susep) and National Agency for
Supplementary Healthcare (ANS)
Insurance, Private Pension Plan and Savings Bond Premiums	22.4(*)	24.7	25.2	24.4
Insurance Premiums (including Long-Term Life Insurance - VGBL)	22.3(*)	24.9	25.7	24.8
Life Insurance and Personal Accident Premiums	15.2(*)	17.3	16.8	16.8
Auto/Basic Lines (RE) Insurance Premiums	8.1(*)	10.6	12.1	10.4
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	11.4(*)	14.1	16.1	13.6
Health Insurance Premiums	50,0 (*)	51.7	49.4	48.7
Revenues from Private Pension Plan Contributions (excluding VGBL)	25.7(*)	27.2	25.1	25.5
Income from Savings Bonds	20.3(*)	21.1	20.9	19.7
Technical Provisions for Insurance, Private Pension Plans and Savings Bonds	30.4(*)	30.6	31.7	32.0
Insurance and Private Pension Plans – Source:
National Federation of Life and Pension Plans (Fenaprevi)
Income on VGBL Premiums	30.1(*)	32.2	34.7	34.0
Revenues from Unrestricted Benefits Generating Plans (PGBL) Contributions	20.3(*)	23.3	21.5	20.4
Private Pension Plan Investment Portfolios (including VGBL)	34.8(*)	34.8	35.9	35.1
Credit Card – Source: Abecs
Credit Card Revenue	21.6(***)	21.6	21.4	19.6
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	18.9(**)	19.0	16.7	19.5
Consortia – Source: Bacen
Real Estate	27.0(**)	29.4	27.2	27.3
Auto	24.3(**)	25.4	23.2	23.4
Trucks, Tractors and Agricultural Implements	16.9(**)	17.1	14.7	14.6
International Area – Source: Bacen
Export Market	23.2	24.8	26.6	25.0
Import Market	19.1	19.5	21.2	18.4

(1) Bacen data for February 2011 and December 2010 are preliminary.
(*) Reference date: January 2011.
(**) Reference date: February 2011.
(***) Projected Market.
N/A – Not Available.

90	Report on Economic and Financial Analysis – March 2011

Additional Information

Market Share of Products and Services

Bradesco customers enjoy a wide range of options for consulting and carrying out their financial  transactions; in addition to the ability to acquire products and services through high-tech means, such as ATMs, telephone (Bradesco Fone Fácil), the Internet and mobile phones (Bradesco Celular).

As part of our commitment to social responsibility, people with special needs can rely on a number of special services provided by the Bradesco Dia&Noite Customer Service Channels, such as:

• Accessibility to the ATM Network for the visually-impaired and wheelchair users;
• Internet Banking utility for the visually impaired;
• Visual Mouse for people with motor impairments; and
• Personalized assistance for the hearing impaired, by means of digital language in Fone Fácil.

Branch Network

Region	Mar11		Market Share	Mar10		Market Share
	Bradesco	Market		Bradesco	Market
North	180	827	21.8%	166	793	20.9%
Northeast	549	2,809	19.5%	528	2,757	19.2%
Midw est	303	1,493	20.3%	289	1,468	19.7%
Southeast	2,059	10,655	19.3%	1,948	10,897	17.9%
South	560	3,757	14.9%	524	3,783	13.9%
Total	3,651	19,541	18.7%	3,455	19,698	17.5%

Compulsory Deposits/Liabilities

%	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept09	Jun09
Demand Deposits
Rate (1) (5)	43	43	43	42	42	42	42	42
Additional (2)	12	12	8	8	8	5	5	5
Liabilities*	29	29	29	30	30	30	30	30
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	14	14	18	18	18	21	21	21
Savings Deposits
Rate (3)	20	20	20	20	20	20	20	20
Additional (2)	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (2)(4)	20	20	15	15	15	13.5	13.5	15
Additional (2)	12	12	8	8	8	4	4	4
Free	68	68	77	77	77	82.5	82.5	81

* At Banco Bradesco, liabilities are applied to Rural Loans.
(1) Collected in cash and not remunerated.
(2) Collected in cash with the Special Clearance and Custody System (Selic) rate.
(3) Collected in cash with the Reference Interest rate (TR) + interest of 6.17% p.a.
(4) As of the calculation period from March 29, 2010 to April 1, 2010, with compliance as of April 9, 2010, liabilities are now exclusively in cash, and may be met using credits acquired as provided for by current legislation, and
(5) FGC was prepaid 60 times in August 2008, as of the calculation period from October 20, 2008 to October 31, 2008, with compliance as of October 29, 2008.

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Additional Information

Investments in Infrastructure, Information Technology and Telecommunications

The Bradesco Organization is built on a solid foundation supported by strategic pillars, one of which is Information Technology, enabling it to offer customers with high quality services characterized by speed and security in carrying out operations at all of its service points.

The Internet Banking and NetEmpresa channels allow thousands of transactions to be made in real time, maximizing comfort for individual and corporate customers. For this very, reason Bradesco is constantly investing in this type of technology, in order to ensure that we are always on the cutting-edge of the market and provide innovative solutions.

In recognition of its commitment to the quality of services, in January 2011 Bradesco became the first Brazilian bank to obtain the ISO 2000 Certification for its IT Management Services. This standard establishes a global benchmark for quality and is compatible with the Government of England’s IT Infrastructure Library (ITIL).

Guided by best practices and protected against contingencies, Bradesco’s IT infrastructure has central computers with capacity to process over 235,000 Mips (million instructions per second). Every day, an average of 220 million transactions are processed, with availability remaining at 99.76%. This environment is managed in order to transform the complex into the simple and manageable, while maintaining low operating risk and the scalability needed to support the Bank’s growth.

As a prerequisite for its continuous expansion, in the first quarter of 2011, Bradesco invested R$865 million in Infrastructure and IT in order to update its IT environment, drawing on best practices and existing technologies.

The total amount invested in recent years, including infrastructure (facilities, furniture and fixtures), can be found below:

	R$ million
	1Q11	2010	2009	2008	2007
Infrastructure	140	716	630	667	478
Information Technology and Telecommunication	725	3,204	2,827	2,003	1,621
Total	865	3,920	3,457	2,670	2,099

92	Report on Economic and Financial Analysis – March 2011

Additional Information

Risk Management

Risk management is a highly strategic activity due to the increasing complexity of products and services offered and the globalization of the Organization’s business. Therefore, Bradesco is constantly enhancing its process.

The Organization’s decisions are based on factors that combine return on previously identified, measured and assessed risks, providing conditions required to meet strategic goals while working to strengthen the Organization.

The Organization deals with risk management in an integrated manner, providing unique policies,

processes, criteria and methodology for risk control by means of a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors

Detailed information on the risk management process, reference shareholders’ equity and required reference shareholders’ equity, as well as the Organization’s risk exposure, can be found in the Risk Management Report on the Investor Relations website, at www.bradesco.com.br/ir.

Capital Adequacy Ratio

In March 2011, Bradesco’s Reference Shareholders’ Equity totaled R$59,923 million, versus a Required Reference Shareholders’ Equity of R$43,829 million, with capital margin of R$16,094 million. A majority of the requirement was the result of the credit risk installment, representing 93% of risk-weighted assets, mainly due to the expansion of loan operations.

The Capital Adequacy Ratio increased by 0.3 p.p. from 14.7% in December 2010 to 15.0% in March 2011, mainly impacted by: (i) a capital increase from subscription of shares in the amount of R$1,511 million, under Tier I capital; and (ii) new issue of subordinated debt abroad on January 2011, in the amount of US$500 million and maturing in 2021, offset by the reduced volume of subordinated debt considered under Tier II capital.

Calculation Basis	R$ million
	Mar11	Dec 10	Sept 10	Jun 10	Mar 10	Dec 09	Sept 09	Jun 09
Reference Shareholders' Equity (PR)	59,923	56,147	55,920	52,906	56,062	55,928	53,500	50,138
Level I	53,240	49,897	48,081	46,284	47,821	46,529	43,305	42,185
Shareholders' Equity	51,297	48,043	46,114	44,295	43,087	41,754	38,877	37,277
Mark-to-Market Adjustments	1,660	1,678	1,590	1,752	1,347	1,328	1,480	1,975
Additional Provision	-	-	-	-	3,005	3,003	2,991	2,992
Reduction of Deferred Assets	(291)	(296)	(306)	(441)	(434)	(354)	(260)	(270)
Reduction of Tax credits	-	-	-	-	-	-	(143)	(143)
Minority/ other	574	472	683	678	816	798	360	354
Level II	6,809	6,373	8,079	6,856	8,469	9,623	10,524	8,274
Mark-to-Market Adjustments	(1,660)	(1,678)	(1,590)	(1,752)	(1,347)	(1,328)	(1,480)	(1,975)
Subordinated Debt	8,469	8,051	9,669	8,608	9,816	10,951	12,004	10,249
Deduction of Funding Instruments	(126)	(123)	(240)	(234)	(228)	(224)	(329)	(321)
Risk-weighted assets	398,443	380,844	356,103	332,430	334,107	313,719	301,773	294,864
Required Reference Shareholders' Equity	43,829	41,892	39,171	36,567	36,752	34,509	33,195	32,435
Credit Risk	40,775	38,938	36,426	34,754	34,872	33,046	31,634	30,828
Operating Risk	2,690	2,574	2,574	1,678	1,678	1,133	1,133	570
Market Risk	364	380	171	135	202	330	428	1,037
Margin (excess/ PR insuficiency)	16,094	14,255	16,749	16,339	19,310	21,419	20,305	17,703
Leverage Margin	146,309	129,591	152,264	148,536	175,545	194,718	184,591	160,936
Capital Adequacy Ratio	15.0%	14.7%	15.7%	15.9%	16.8%	17.8%	17.7%	17.0%

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Independent Auditors’ Report

Limited assurance report from independent auditors on the supplementary accounting information

To The Board of Directors of
Banco Bradesco S.A.
Osasco - SP

Introduction

We were contracted to apply limited assurance procedures for the supplementary accounting information included in the Economic and Financial Analysis Report of Banco Bradesco S.A. ("Bradesco") for the quarter ended on March 31, 2011, prepared under the Bradesco Managament responsability. Our responsibility is to issue a Limited Assurance Report on such supplementary accounting information.

Scope, procedures applied and limitations

The limited assurance procedures were performed in accordance with standard NBC TO 3000 – Assurance Engagement Other than Audit and Review, issued by the Brazilian Federal Accounting Council (CFC – Conselho Federal de Contabilidade) and the ISAE 3000 - International Standard on Assurance Engagements issued by the International Auditing and Assurance Standards Board - IASB, both for assurance engagements other than audits or reviews of historical financial information.

The limited assurance procedures comprised: (a) the planning of the work, considering the relevance of the supplementary financial information and the internal controls systems that served as a basis for the preparation of the Economic and Financial Analysis Report of Bradesco, (b) the understanding of the calculation methodology and the consolidation of indicators through interviews with the management responsible for the preparation of the supplementary accounting information, and (c) the comparison of the financial and accounting indicators with the interim information disclosed at this date and / or accounting records.

The procedures that were applied do not constitute an audit or review in accordance with Brazilian and international auditing and review standards, as well as these procedures and the obtained evidence are more limited than for reasonable assurance procedures. Additionally, our report does not offer limited assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparation of the supplementary accounting information

The additional accounting information disclosed in the Economic and Financial Analysis Report for the quarter ended March 31, 2011 was prepared by management of Bradesco, based on the consolidated financial information contained in the interim financial information and the criteria described in the Economic and Financial Analysis Report, in order to provide additional analysis, but without being part of the interim financial information disclosed in this date.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the supplementary accounting information in the Economic and Financial Analysis Report for the quarter ended as of March 31, 2011 is inconsistent, in all material respects, with regard to interim accounting information referred in the criteria for preparation of additional accounting information paragraph.

Other Information

The additional accounting information relating to periods prior to March 31, 2011 were reviewed by other independent auditors that issued their report on the date of January 28, 2011 which did not contain any qualification.

São Paulo, April 26, 2011

Original report signed in Portuguese by
KPMG Auditores Independentes
CRC 2SP 014428/O-6
Cláudio Rogélio Sertório
Accountant CRC 1SP 212059/O-0

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Dear Shareholders,

We hereby present the consolidated financial statements of Banco Bradesco S.A. for the period ended March 31, 2011, pursuant to the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

The current scenario of high international liquidity and moderate growth of global GDP will most likely be maintained in the coming months, despite current evaluations of inflationary pressure in a number of countries. This global scenario is still quite favorable for Brazil, which has benefited from the tendancy for high commodity prices and has received a number of excellent evaluations from investors and risk rating agencies. The country's growth in 2011 is set to be more moderate than that seen last year, though long-term outlook is quite promising, with investments and household consumption driving expansion. Bradesco continues to bet on social mobility and gains in economic efficiency, resulting in higher GDP growth.

Bradesco’s Net Income in the quarter was R$2.702 billion, corresponding to earnings per share of R$0.71 and an annualized return on average Shareholders’ Equity(*) of 23.82%. The annualized return on average Total Assets stood at 1.66%, compared to 1.63% in the same period in the previous year.

From January and March 2011, a total of R$923.633 million were allocated to shareholders as dividends and interest on shareholders’ equity, of which R$104.430 million were related to the monthly payments and R$819.203 million provisioned.

Taxes and contributions, including social security, paid or provisioned, totaled R$4.973 billion in the first quarter of 2011, of which R$1.745 billion corresponded to taxes withheld and collected from third parties and R$3.228 billion corresponded to taxes levied on the activities of Bradesco Organization, equivalent to 119.47% of Net Income.

At the end of the quarter, Paid-in Capital Stock came to R$30.100 billion, which included the capital increase in the amount of R$1.511 billion. Together with Equity Reserves of R$21.197 billion, made up Shareholders’ Equity of R$51.297 billion, up 19.05% from the same period last year and corresponded to a book value per share of R$13.42.

Bradesco’s Market Capitalization, calculated based on the price of its shares, came to R$117.027 billion on March 31, equivalent to 2.28 times the net book value, up 16.00% from the R$100.885 billion in the same period in 2010.

It is worth highlighting that Managed Shareholders’ Equity stood at 7.68% of consolidated Assets, which amounted to R$675.387 billion, for 26.80% growth over March 2010. Thus, the Capital Adequacy Ratio stood at 15.33% in the consolidated financial result and 15.04% in the consolidated economic and financial result, considerably higher than the 11% minimum established by National Monetary Council Resolution 2,099/94, in accordance with the Basel Committee. At the end of the quarter, in relation to Consolidated Reference Shareholders’ Equity, the fixed asset ratio stood at 47.74% in the consolidated financial result and 17.41% in the consolidated economic and financial result, thus, in compliance with the 50% limit.

In compliance with Article 8 of Circular Letter 3,068/01 by Brazilian Central Bank, Bradesco declares that it has both the financial capacity and intent to hold until maturity those securities classified under “held-to-maturity securities”.

Assets under management totaled R$919.007 billion as of March 31, up 24.21% over the same period last year, broken down as follows:

·  R$382.811 billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Savings Accounts, 28.08% up on March 2010;

· R$303.319 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, 17.31% up on March 2010;

· R$131.990 billion in the exchange portfolio, Borrowings and Onlendings, Working Capital, Tax Payment and Collection and Related Taxes, Funds From Issuance of Securities, Subordinated Debt in the Country, and Other Funding, 38.12% up on March 2010;

· R$89.980 billion in technical provisions for Insurance, Supplementary Private Pension Plans and Savings Bonds, a 15.83% improvement over the same period of previous year; and

· R$10.907 billion in foreign funding, through public and private issues, Subordinated Debt

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and Securitization of Future Financial Flows, equivalent to US$6.697 billion.

Consolidated loan operations stood at R$284.695 billion at the end of the period, up 21.02% from March 2010, broken down as follows:

· R$5.728 billion in Advances on Exchange Contracts, for a total portfolio of US$14.205 billion in Export Financing;

· US$3.624 billion in Import Financing in Foreign Currency;

· R$15.008 billion in Leasing;

· R$14.262 billion in Rural Area business;

· R$78.191 billion in Consumer Financing, which includes R$9.636 billion in Credit Card receivables;

· R$42.466 billion in Sureties and Guarantees; and

· R$27.651 billion in onlending of foreign and domestic funds, originating mainly from the Brazilian Bank of Economic and Social Development (BNDES), one of the main onlending agents.

With regard to Real Estate financing, the Organization allocated R$3.696 billion in the quarter for the construction and acquisition of own homes, corresponding to a total of 20,804 properties.

Banco Bradesco BBI, Bradesco Organization’s Investment Bank, advises customers in initial and secondary offers of shares, mergers and acquisitions and structuring and distribution of debt instruments, including debentures, promisory notes, CRIs, mortgage-backed investment funds, FIDCs and bonds in Brazil and abroad, in addition to structured financing operations for companies and Project Finance. In the quarter, Bradesco BBI announced transactions totaling more than R$11 billion.

Grupo Bradesco de Seguros e Previdência, the largest insurance group in Brazil, stands out in the Insurance, Open Private Pension Plans and Savings Bonds segments. On March 31, it posted
Net Income of R$761.166 million, with Shareholders’ Equity of R$12.053 billion. Written premiums, net of insurance, pension contributions and savings bond revenues, totaled R$7.845 billion, up 14.51% from the same period in the previous year.

Bradesco Organization’s service network is present, direct and indirectly, in 100% of the Brazilian cities and several locations abroad and is structured to offer its clients and users highly efficient, quality products, services and solutions. On March 31, it consisted of 46,006 points, together with 32,514 machines in the Bradesco Dia & Noite Network, 32,001 of which also function on weekends and holidays, in addition to 11,749 machines in the Banco24Horas network and terminals shared by Bradesco, Banco do Brasil and Banco Santander, available to Bradesco Customers for withdrawals, transfers, account statements, checking of balances and applying for loans. In the payroll-deductible loans segment, it had 853 Bradesco Promotora correspondent branches, and in the vehicles segment, 24,323 Bradesco Financiamento points of sale:

6,619 Branches, PABs (Banking Service Branch) and PAAs (Advanced Service Branch) in Brazil (Branches: Bradesco 3,627, Banco Bradesco Financiamentos 19, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1 and Banco Alvorada 1; PABs: 1,308; and PAAs: 1,660);

3 Branches Overseas, with 1 in New York, and 2 in Grand Cayman;

8 Subsidiaries Overseas (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Europa S.A. in Luxembourg, Bradesco Securities, Inc. in New York, Bradesco Securities UK Limited in London, Bradesco Services Co. Ltd. in Tokyo, Bradesco Trade Services Limited in Hong Kong, Cidade Capital Markets Ltd., in grand Cayman, Ibi Services, Sociedad de Responsabilidad Limitada in Mexico);

6,218 Banco Postal Branches;

27,649 Bradesco Expresso service points;

1,588 PAEs – Electronic Service Branches in Companies; and

3,921 External Terminals of the Bradesco Dia & Noite ATM network and 10,326 Banco24Horas ATM network, and shared information among Bradesco, Banco do

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Brasil and Banco Santander, with 2,024 common points shared by the networks.

In accordance with CVM Rule 381/03, Bradesco Organization, in this quarter, neither contracted nor was provided services by KPMG Auditores Independentes that were not related to external audit, in an amount exceeding 5% of the total cost of this audit. The policy adopted is in line with the principles of preserving the auditor’s independence, which are based on generally accepted international criteria, i.e., the auditor should not audit its own work, perform managerial duties at his client or promote the interests thereof.

Through a Human Resources Policy that places emphasis on training and professional development, Bradesco makes good on its belief in the potential of its staff by investing in training programs focused on improving results, as well as the quality and efficiency of the services provided. During the quarter, 894 courses were conducted in which 447,093 employees participated. Assistance benefits, which ensure the well-being of employees, improve the quality of life and safety of employees and their dependents, covered 196,539 lives.

Fundação Bradesco, the Organization’s pioneer initiative in social investments, has a comprehensive socio-educational program, which includes its 40 own schools installed in socially and economically underprivileged regions, in all the states of Brazil and the Federal District. With a budget of R$307.994 million this year, Fundação Bradesco will provide quality educational services at no charge to 526 thousand people in the various segments in which it operates, of whom 111,639 will be students enrolled in its schools at Basic Education (Kindergarten to High School); Vocational Training - High School; Youth and Adult Education; and Preliminary and Continuing Vocational Training, and other 415 thousand educational events in other on-site and distance courses through the Virtual School - its e-learning portal, the Digital Inclusion Centers (CIDs) and programs made in strategic collaboration, such as Educa+Ação. Meals, medical and dental assistance, uniform and school supplies are provided free to approximately 50 thousand Basic Education students.

Bradesco Organization sponsors the Bradesco Sports and Education Program, which, in the city of Osasco in São Paulo, has 23 training and specialist centers to teach volleyball and basketball, at the Sports Development center of ADC Bradesco Sports and Education, in

Fundação Bradesco schools, schools in the city’s public school system, private schools and sports centers in the city. Every year, around 2,000 girls aged from 8 to 18 participate in the program, reinforcing the commitment to represent a country that is increasingly open to valuing talent, effort and full exercise of citizenship.

Bradesco has received a series of ratings in the period, the most important of which being:

· An AAA+ Rating for Sustainability of Management and Excellence– M&E, covering 592 points in strategic areas. The Bank has maintained the maximum score since it received its first rating in 2006, when it was the first Brazilian bank to be evaluated in areas concerning sustainability; and

· Fitch Ratings increased the Long-Term Foreign Currency Rating, from “BBB” to “BBB+”, the Domestic Currency Long-Term Rating, from “BBB+” to “A-“, the Domestic Short-Term Rating, from “F2” to “F1”. Bradesco Seguros’s rating of Insurer Financial Strength was also increased from “BBB+” to “A-.“

Bradesco has also been honored on several
occasions:

· The 6th most valuable brand in the global banking industry, according to a survey entitled “Brand Finance Global Banking 500 – 2011” conducted by the consulting firm Brand Finance and published in The Banker magazine. This is the first time that a bank from an emerging economy reaches the position;

· The most valuable brand in Brazil, a position Bradesco has held since 2007, according to Brand Finance. In the global ranking of 500 companies, the Bank came 28th ;

· Considered one of the 100 most sustainable companies in the world, according to the 7th edition of the Global 100 ranking, prepared by Corporate Knights magazine;

· Winner of the 10th edition of the IT Executive of the Year Award, in the IT Governance, and Performance Drivers, Information Security and Adoption of Emerging Technologies categories, organized by Information Week magazine; and

· BRAM – Bradesco Asset Management won the Prêmio Top Gestão Award from

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ValorInveste magazine of Valor Econômico newspaper in recognition of the best fund management in the country, according to a survey prepared by Standard & Poors, the largest risk rating agency in the world. Bradesco also stood out in the Star Ranking issued in the same edition of the magazine, which points out the best investments funds of the market in the equities, stock and mixed allocation categories.

The results achieved underline the Bradesco Organization’s commitment to surpassing expectations and always offering efficient and quality products and services. For the success we accomplished, we would like to thank our shareholders and customers for their support and confidence, and our staff and other employees for their dedicated work.

Cidade de Deus, April 26, 2011 Board of Directors and Board of Executive Officers (*) Excludes the mark-to-market effect of available-for-sale securities recorded under shareholders’ equity.

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Consolidated Balance Sheet – R$ thousand

Assets	2011	2010
	March	December	March
Current assets	499,118,778	448,412,103	390,746,673
Cash and cash equivalents (Note 6)	6,785,081	15,737,880	8,704,665
Interbank investments (Notes 3d and 7)	98,516,216	71,941,920	96,260,856
Investments in federal funds purchased and securities sold under agreements to
repurchase	92,471,087	66,178,702	89,920,738
Interbank deposits	6,050,876	5,764,604	6,340,361
Allowance for losses	(5,747)	(1,386)	(243)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	174,158,785	152,314,736	123,602,778
Own portfolio	116,931,942	108,767,706	93,883,610
Subject to repurchase agreements	52,195,585	39,687,170	19,019,954
Derivative financial instruments (Notes 3f, 8e II and 32b)	3,155,559	1,543,924	2,335,357
Compulsory deposits - Brazilian Central Bank	-	-	3,413,929
Underlying guarantee provided	1,817,919	2,259,646	4,908,201
Securities subject to repurchase agreements but not restricted	57,780	56,290	41,727
Interbank accounts	66,150,022	65,260,837	35,966,020
Unsettled payments and receipts	435,934	52,653	479,187
Mandatory reserve (Note 9):
- Compulsory deposits - Brazilian Central Bank	65,677,216	65,197,019	35,424,718
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	4,326	6,094	13,808
Correspondent banks	31,968	4,493	47,729
Interdepartmental accounts	634,441	563,840	229,728
Internal transfer of funds	634,441	563,840	229,728
Loan operations (Notes 3g, 10 and 32b)	101,997,037	97,358,996	82,534,333
Loan operations:
- Public sector	676,917	640,088	1,061,316
- Private sector	110,955,075	105,968,093	90,653,338
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(9,634,955)	(9,249,185)	(9,180,321)
Leasing operations (Notes 2, 3g, 10 and 32b)	6,664,022	7,049,715	7,859,584
Leasing receivables:
- Public sector	8,779	9,553	24,321
- Private sector	12,573,437	13,274,780	14,525,660
Unearned income from leasing	(5,224,481)	(5,516,071)	(5,901,202)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(693,713)	(718,547)	(789,195)
Other receivables	42,819,434	36,799,702	34,044,327
Receivables on sureties and guarantees honored (Note 10a-3)	2,853	5,759	21,409
Foreign exchange portfolio (Note 11a)	16,208,394	9,445,491	9,953,229
Receivables	582,535	480,980	474,547
Securities trading	464,014	540,998	1,072,850
Specific loans	1,988	1,747	2,105
Insurance premiums receivable	2,178,518	1,917,062	1,972,355
Sundry (Note 11b)	23,994,071	25,052,823	21,277,120
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(612,939)	(645,158)	(729,288)
Other assets (Note 12)	1,393,740	1,384,477	1,544,382
Other assets	658,533	681,242	775,021
Provision for losses	(230,062)	(247,053)	(256,351)
Prepaid expenses (Notes 3i and 12b)	965,269	950,288	1,025,712
Long-term receivables	164,480,176	177,370,555	131,962,864
Interbank investments (Notes 3d and 7)	1,643,153	1,290,114	903,656
Interbank investments	1,643,153	1,290,114	903,656

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Consolidated Balance Sheet – R$ thousand

Assets	2011	2010
	March	December	March
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	43,322,816	61,203,254	33,705,811
Own portfolio	22,050,815	26,423,150	27,320,923
Subject to repurchase agreements	20,787,807	34,332,159	743,709
Derivative financial instruments (Notes 3f, 8e II and 32b)	100,609	66,461	716,163
Compulsory deposits - Brazilian Central Bank	-	-	3,576,475
Privatization currencies	85,456	87,658	92,156
Underlying guarantees provided	298,129	293,826	1,256,385
Interbank accounts	507,003	501,610	478,243
Restricted credits (Note 9):
- SFH – National Housing System	507,003	501,610	478,243
Loan operations (Notes 3g, 10 and 32b)	90,625,045	85,604,960	65,293,407
Loan operations:
- Public sector	319,920	319,862	450,290
- Private sector	95,442,924	90,237,928	69,075,677
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(5,137,799)	(4,952,830)	(4,232,560)
Leasing operations (Notes 2, 3g, 10 and 32b)	6,992,384	7,876,326	10,708,767
Leasing receivables:
- Public sector	2,442	3,991	9,909
- Private sector	14,174,313	15,669,034	20,305,144
Unearned income from leasing	(6,526,413)	(7,075,344)	(8,714,484)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(657,958)	(721,355)	(891,802)
Other receivables	20,956,251	20,570,618	20,489,553
Receivables	7,050	14,006	15,755
Securities trading	309,779	324,547	317,927
Sundry (Note 11b)	20,642,116	20,234,661	20,168,512
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(2,694)	(2,596)	(12,641)
Other assets (Note 12)	433,524	323,673	383,427
Other assets	565	565	553
Prepaid expenses (Notes 3i and 12b)	432,959	323,108	382,874
Permanent assets	11,787,658	11,702,072	9,916,523
Investments (Notes 3j, 4, 13 and 32b)	1,674,688	1,576,790	1,536,687
Interest in unconsolidated companies:
- Local	1,151,300	1,153,337	1,055,564
Other investments	786,514	686,579	762,134
Allowance for losses	(263,126)	(263,126)	(281,011)
Premises and equipment (Notes 3k and 14)	3,662,771	3,762,070	3,235,933
Premises	1,113,543	1,111,812	1,022,909
Other assets	7,834,226	7,744,067	6,916,190
Accumulated depreciation	(5,284,998)	(5,093,809)	(4,703,166)
Leased assets (Note 14)	2,999	4,061	8,334
Leased assets	13,231	13,944	20,972
Accumulated depreciation	(10,232)	(9,883)	(12,638)
Intangible assets (Notes 3l and 15)	6,447,200	6,359,151	5,135,569
Intangible assets	11,173,081	10,771,479	8,674,765
Accumulated amortization	(4,725,881)	(4,412,328)	(3,539,196)
Total	675,386,612	637,484,730	532,626,060

The Notes are an integral part of the Financial Statements.

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Consolidated Balance Sheet – R$ thousand

Liabilities	2011	2010
	March	December	March
Current liabilities	413,616,722	397,234,106	321,166,083
Deposits (Notes 3n and 16a)	127,800,565	125,595,059	103,857,996
Demand deposits	31,777,641	36,224,557	31,590,287
Savings deposits	54,624,988	53,435,652	45,194,691
Interbank deposits	227,200	256,284	329,218
Time deposits (Notes 16a and 32b)	40,057,687	34,571,351	25,749,548
Other deposits	1,113,049	1,107,215	994,252
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	142,564,054	136,886,423	98,260,955
Own portfolio	84,365,553	84,891,447	30,582,625
Third-party portfolio	50,793,391	44,084,563	66,823,881
Unrestricted portfolio	7,405,110	7,910,413	854,449
Funds from issuance of securities (Notes 16c and 32b)	5,314,142	4,930,632	3,060,285
Mortgage and real estate notes, letters of credit and others	4,266,550	3,646,915	2,420,734
Debentures (Note 16c-1)	763,323	742,906	25,852
Securities issued abroad	284,269	540,811	613,699
Interbank accounts	225,823	40,069	203,613
Correspondent banks	225,823	40,069	203,613
Interdepartmental accounts	2,421,312	3,749,535	1,859,048
Third-party funds in transit	2,421,312	3,749,535	1,859,048
Borrowing (Notes 17a and 32b)	8,815,700	7,229,447	7,823,288
Borrowing abroad	8,815,700	7,229,447	7,823,288
Local onlending - official institutions (Notes 17b and 32b)	9,746,539	9,328,600	6,772,140
National treasury	35,016	36,660	62,143
National Bank for Economic and Social Development (BNDES)	3,729,634	3,642,975	2,221,555
Caixa Econômica Federal – Federal savings bank (CEF)	20,456	46,248	17,341
Fund for financing the acquisition of industrial machinery and equipment (Finame)	5,961,433	5,602,717	4,471,101
Foreign onlending (Notes 17b and 32b)	13,551	5,663	482,959
Foreign onlending	13,551	5,663	482,959
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,189,042	596,106	2,361,013
Derivative financial instruments	2,189,042	596,106	2,361,013
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	69,289,919	67,102,574	59,014,470
Other liabilities	45,236,075	41,769,998	37,470,316
Collection of taxes and other contributions	4,145,036	300,296	3,015,045
Foreign exchange portfolio (Note 11a)	11,059,748	5,632,311	5,452,357
Social and statutory	933,728	2,158,225	918,024
Tax and social security (Note 20a)	3,702,277	4,607,222	2,455,976
Securities trading	1,005,756	1,033,920	1,566,917
Financial and development funds	208	270	221
Subordinated debts (Notes 19 and 32b)	4,889,404	8,000,110	4,772,011
Sundry (Note 20b)	19,499,918	20,037,644	19,289,765
Long-term liabilities	209,451,827	191,375,883	167,263,667
Deposits (Notes 3n and 16a)	76,021,874	67,605,540	66,863,677
Interbank deposits	25,049	19,160	36,540
Time deposits (Notes 16a and 32b)	75,996,825	67,586,380	66,827,137
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	36,424,727	34,610,737	29,911,020
Own portfolio	36,409,145	34,595,548	29,911,020
Unrestricted Portfolio	15,582	15,189	-

102	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Balance Sheet – R$ thousand

Liabilities	2011	2010
	March	December	March
Funds from issuance of securities (Notes 16c and 32b)	16,386,857	12,743,319	5,490,228
Mortgage and real estate notes, letters of credit and others	11,561,631	7,926,919	39,108
Debentures (Note 16c-1)	224	221	730,163
Securities issued abroad	4,825,002	4,816,179	4,720,957
Borrowing (Notes 17a and 32b)	876,005	760,460	770,265
Borrowing abroad	876,005	760,460	770,265
Local onlending - official institutions (Notes 17b and 32b)	22,048,843	20,872,055	14,358,227
BNDES	8,247,719	8,116,358	6,114,515
CEF	66,421	40,096	71,581
FINAME	13,734,079	12,714,980	8,171,480
Other institutions	624	621	651
Foreign onlending (Notes 17b and 32b)	-	-	865
Foreign onlending	-	-	865
Derivative financial instruments (Notes 3f, 8e II and 32b)	168,655	133,594	107,726
Derivative financial instruments	168,655	133,594	107,726
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	20,689,616	20,074,517	18,670,521
Other liabilities	36,835,250	34,575,661	31,091,138
Tax and social security (Note 20a)	13,559,399	12,581,493	11,146,891
Subordinated debts (Notes 19 and 32b)	19,518,745	18,314,836	18,768,718
Sundry (Note 20b)	3,757,106	3,679,332	1,175,529
Deferred income	447,122	360,355	292,397
Deferred income	447,122	360,355	292,397
Minority interest in subsidiaries (Note 22)	573,978	471,536	816,547
Shareholders' equity (Note 23)	51,296,963	48,042,850	43,087,366
Capital:
- Domiciled in Brazil	29,676,689	29,478,012	25,703,438
- Domiciled abroad	423,311	521,988	796,562
Paid-up Capital	-	(1,500,000)	-
Capital reserves	11,441	62,614	62,614
Profit reserves	21,223,006	19,481,986	16,185,632
Asset valuation adjustments	25,607	8,299	339,120
Treasury shares (Notes 23d and 32b)	(63,091)	(10,049)	-
Shareholders’ equity managed by the Parent Company	51,870,941	48,514,386	43,903,913
Total	675,386,612	637,484,730	532,626,060

The Notes are an integral part of the Financial Statements.

Bradesco	103

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Income – R$ thousand

	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Revenues from financial intermediation	20,919,615	20,057,822	15,490,486
Loan operations (Note 10j)	10,501,736	10,318,852	8,459,551
Leasing operations (Note 10j)	446,003	500,762	641,936
Operations with securities (Note 8h)	5,345,137	5,025,415	3,823,475
Financial income from insurance, private pension plans and savings bonds (Note 8h)	2,725,934	2,764,781	2,272,263
Derivative financial instruments (Note 8h)	371,989	292,209	(38,762)
Foreign exchange operations (Note 11a)	129,411	120,216	130,877
Compulsory deposits (Note 9b)	1,376,232	1,005,780	184,700
Sale or transfer of financial assets	23,173	29,807	16,446

Financial intermediation expenses	13,323,658	12,453,271	9,647,594
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	9,100,827	8,195,823	5,511,475
Monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds (Note 16e)	1,703,001	1,754,206	1,493,549
Borrowing and onlending (Note 17c)	(15,360)	202,891	481,459
Leasing operations (Note 10j)	1,145	1,191	1,824
Allowance for loan losses (Notes 3g, 10g and 10h)	2,534,045	2,299,160	2,159,287

Gross income from financial intermediation	7,595,957	7,604,551	5,842,892

Other operating income/expenses	(3,466,955)	(3,459,385)	(3,057,822)
Fee and commission income (Note 24)	3,419,386	3,471,436	3,080,431
Other fee and commission income	2,669,093	2,714,172	2,484,218
Revenues from banking fees	750,293	757,264	596,213
Insurance, private pension plans and savings bonds retained premiums (Notes 3o and 21d)	7,787,348	9,000,340	6,790,967
Net premiums written	7,844,640	9,012,295	6,851,334
Reinsurance premiums	(57,292)	(11,955)	(60,367)
Variation of technical provisions for insurance, private pension plans and savings bonds (Note 3o)	(3,323,739)	(4,707,515)	(3,119,227)
Retained claims (Note 3o)	(2,705,338)	(2,514,550)	(2,267,327)
Savings bonds drawings and redemptions (Note 3o)	(549,274)	(642,311)	(451,350)
Insurance, private pension plans and savings bonds selling expenses (Note 3o)	(424,131)	(437,640)	(371,477)
Personnel expenses (Note 25)	(2,435,946)	(2,533,092)	(2,120,571)
Other administrative expenses (Note 26)	(3,037,311)	(3,158,859)	(2,564,249)
Tax expenses (Note 27)	(895,158)	(872,490)	(735,743)
Equity in the earnings of unconsolidated companies (Note 13b)	34,188	60,562	28,755
Other operating income (Note 28)	685,956	692,757	654,186
Other operating expenses (Note 29)	(2,022,936)	(1,818,023)	(1,982,217)
Operating income	4,129,002	4,145,166	2,785,070
Non-operating income (Note 30)	(55,522)	68,901	(95,374)
Income before taxes on income and minority interest	4,073,480	4,214,067	2,689,696
Income taxes and social contribution (Notes 34a and 34b)	(1,297,777)	(1,203,584)	(569,318)
Minority interest in subsidiaries	(73,664)	(23,738)	(17,672)
Net income	2,702,039	2,986,745	2,102,706

The Notes are an integral part of the Financial Statements.

104	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Statement of Changes in Shareholders’ Equity – R$ thousand

	Events	Paid-up capital		Capital reserves		Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings	Total
		Capital stock	Unrealized capital	Goodwill from share subscription	Other	Legal	Statutory	Bradesco	Subsidiaries
	Balances on December 31, 2009	26,500,000	-	56,465	6,149	2,254,302	12,768,368	7,921	349,420	(188,874)	-	41,753,751
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(4,740)	-	(4,740)
	Cancellation of treasury shares	-	-	-	-	-	(193,614)	-	-	193,614	-	-
	Asset valuation adjustments	-	-	-	-	-	-	50,408	(68,629)	-	-	(18,221)
Net income		-	-	-	-	-	-	-	-	-	2,102,706	2,102,706
Allocations:	- Reserves	-	-	-	-	105,135	1,251,441	-	-	-	(1,356,576)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	-	-	(608,025)	(608,025)
	- Dividends paid	-	-	-	-	-	-	-	-	-	(138,105)	(138,105)
	Balance on March 31, 2010	26,500,000	-	56,465	6,149	2,359,437	13,826,195	58,329	280,791	-	-	43,087,366

	Balance on September 30, 2010	28,500,000	-	56,465	6,149	2,606,048	14,849,550	80,048	15,403	-	-	46,113,663
	Capital Increase by share subscription	1,500,000	(1,500,000)	-	-	-	-	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(10,049)	-	(10,049)
	Asset valuation adjustments	-	-	-	-	-	-	92,246	(179,398)	-	-	(87,152)
Net income		-	-	-	-	-	-	-	-	-	2,986,745	2,986,745
Allocations:	- Reserves	-	-	-	-	149,337	1,877,051	-	-	-	(2,026,388)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	-	-	(488,591)	(488,591)
	- Dividends paid	-	-	-	-	-	-	-	-	-	(471,766)	(471,766)
	Balances on December 31, 2010	30,000,000	(1,500,000)	56,465	6,149	2,755,385	16,726,601	172,294	(163,995)	(10,049)	-	48,042,850
	Capital Increase with reserves	100,000	-	(56,465)	(6,149)	(37,386)	-	-	-	-	-	-
	Capital increase by share subscription	-	1,500,000	-	-	-	-	-	-	-	-	1,500,000
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(53,042)	-	(53,042)
	Goodwill in share subscription	-	-	11,441	-	-	-	-	-	-	-	11,441
	Asset valuation adjustments	-	-	-	-	-	-	14,414	2,894	-	-	17,308
Net income		-	-	-	-	-	-	-	-	-	2,702,039	2,702,039
Allocations:	- Reserves	-	-	-	-	135,102	1,643,304	-	-	-	(1,778,406)	-
	- Interest on shareholders’ equity provisioned	-	-	-	-	-	-	-	-	-	(766,998)	(766,998)
	- Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	-	(156,635)	(156,635)
	Balances on March 31, 2011	30,100,000	-	11,441	-	2,853,101	18,369,905	186,708	(161,101)	(63,091)	-	51,296,963

The Notes are an integral part of the Financial Statements.

Bradesco	105

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Value Added Statement – R$ thousand

Description	2011		2010
	1st quarter	%	4th quarter	%	1st quarter	%
1 – Income	21,419,989	283.1	21,087,494	271.2	15,771,693	277.0
1.1) Financial intermediation	20,919,615	276.5	20,057,822	258.0	15,490,486	272.0
1.2) Fee and commission	3,419,386	45.2	3,471,435	44.6	3,080,431	54.1
1.3) Allowance for loan losses	(2,534,045)	(33.5)	(2,299,160)	(29.6)	(2,159,287)	(37.9)
1.4) Other	(384,967)	(5.1)	(142,603)	(1.8)	(639,937)	(11.2)
2 – Financial intermediation expenses	(10,789,613)	(142.6)	(10,154,111)	(130.6)	(7,488,307)	(131.5)
3 – Inputs acquired from third-parties	(2,519,613)	(33.3)	(2,661,660)	(34.2)	(2,101,504)	(37.0)
Materials, water, electricity and gas	(139,578)	(1.8)	(145,967)	(1.9)	(117,417)	(2.1)
Third-party services	(839,301)	(11.1)	(885,515)	(11.4)	(724,077)	(12.7)
Communication	(377,179)	(5.0)	(382,394)	(4.9)	(334,475)	(5.9)
Financial system services	(108,630)	(1.4)	(101,155)	(1.3)	(86,059)	(1.5)
Advertising and marketing	(202,385)	(2.7)	(281,681)	(3.6)	(152,363)	(2.7)
Transportation	(179,026)	(2.4)	(177,316)	(2.3)	(142,311)	(2.5)
Data processing	(225,357)	(3.0)	(260,979)	(3.4)	(190,766)	(3.3)
Maintenance and repairs	(122,760)	(1.6)	(131,580)	(1.7)	(107,456)	(1.9)
Security and surveillance	(76,080)	(1.0)	(71,130)	(0.9)	(66,143)	(1.2)
Travel	(35,221)	(0.5)	(34,723)	(0.4)	(21,154)	(0.4)
Other	(214,096)	(2.8)	(189,220)	(2.4)	(159,283)	(2.8)
4 – Gross value added (1-2-3)	8,110,763	107.2	8,271,723	106.4	6,181,882	108.5
5 – Depreciation, amortization and depletion	(580,244)	(7.7)	(557,502)	(7.2)	(515,261)	(9.0)
6 – Net value added produced by the Entity (4-5)	7,530,519	99.5	7,714,221	99.2	5,666,621	99.5
7 – Value added received in transfer	34,188	0.5	60,562	0.8	28,755	0.5
Equity in earnings (losses) of unconsolidated companies	34,188	0.5	60,562	0.8	28,755	0.5
8 – Value added to distribute (6+7)	7,564,707	100.0	7,774,783	100.0	5,695,376	100.0
9 – Value added distributed	7,564,707	100.0	7,774,783	100.0	5,695,376	100.0
9.1) Personnel	2,108,212	27.9	2,193,996	28.1	1,835,691	32.4
Payroll	1,150,536	15.2	1,161,554	14.9	1,000,991	17.6
Benefits	495,444	6.5	523,953	6.7	417,442	7.3
FGTS (Government Severance Indemnity Fund for Employees)	106,268	1.4	101,958	1.3	91,561	1.6
Other	355,964	4.8	406,531	5.2	325,697	5.9
9.2) Taxes, fees and contributions	2,520,669	33.3	2,415,170	31.1	1,589,941	27.8
Federal	2,404,589	31.8	2,308,631	29.7	1,483,559	26.0
State	1,115	-	205	-	1,806	-
Municipal	114,965	1.5	106,334	1.4	104,576	1.8
9.3) Third-party capital compensation	160,123	2.1	155,134	2.0	149,366	2.6
Rentals	157,090	2.1	147,757	1.9	143,519	2.5
Asset leasing	3,033	-	7,377	0.1	5,847	0.1
9.4) Shareholders' equity remuneration	2,775,703	36.7	3,010,483	38.8	2,120,378	37.2
Interest on shareholders’ equity	766,998	10.1	488,591	6.3	608,025	10.7
Dividends	156,635	2.1	471,766	6.1	138,105	2.4
Retained earnings	1,778,406	23.5	2,026,388	26.1	1,356,576	23.8
Interest of minority shareholders in retained earnings	73,664	1.0	23,738	0.3	17,672	0.3

The Notes are an integral part of the Financial Statements.

106	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Cash Flows – R$ thousand

	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Cash flow from operating activities:
Net Income before income tax and social contribution	4,073,480	4,214,067	2,689,696
Adjustments to net income before taxes	5,774,461	5,731,101	5,387,210
Allowance for loan losses	2,534,045	2,299,160	2,159,287
Depreciation and amortization	580,244	557,502	515,261
Losses from/Provisions for Asset Impairment	4,590	7,422	(2,445)
(Reversal)/expenses with civil, labor and tax provisions	850,196	993,161	1,117,271
Expenses with restatement and interest from technical provisions for insurance, private pension plans and savings bonds	1,703,001	1,754,206	1,493,549
Equity in the earnings (losses) of unconsolidated companies	(34,188)	(60,562)	(28,755)
(Gain)/loss on sale of investments	-	(166,895)	-
(Gain)/loss on sale of fixed assets	966	6,888	(4,240)
(Gain)/loss on sale of foreclosed assets	61,373	103,425	90,660
Other	74,234	236,794	46,622
Adjusted net income before taxes	9,847,941	9,945,168	8,076,906
(Increase)/decrease in interbank investments	2,622,016	(16,987,225)	1,059,199
(Increase)/decrease in securities and derivative financial instruments	2,588,550	(14,444,072)	(2,902,350)
(Increase)/decrease in interbank and interdepartmental accounts	(1,627,451)	1,891,543	(1,337,179)
(Increase) in loan and leasing operations	(10,963,644)	(15,409,448)	(11,117,654)
(Increase)/decrease in insurance premiums receivable	(261,456)	71,444	295,236
Increase in technical provisions for insurance, private pension plans and savings bonds	1,099,443	3,060,105	619,521
Increase/(decrease) in deferred income	86,767	48,299	(28,228)
(Increase)/decrease in other receivables and other assets	(5,475,538)	8,601,631	(814,302)
(Increase) in reserve requirements in the Brazilian Central Bank	(480,197)	(16,098,624)	(17,501,089)
Increase/(decrease) in deposits	10,621,840	7,006,341	(351,411)
Increase in federal funds purchased and securities sold under agreements to repurchase	7,491,621	14,488,423	14,898,929
Increase in funds from issue of securities	4,027,048	3,924,567	1,067,929
Increase in borrowings and onlendings	3,304,413	198,235	2,880,008
Increase/(decrease) in other liabilities	8,132,303	(9,758,226)	3,121,873
Income tax and social contribution paid	(2,173,771)	(717,289)	(1,282,026)
Net cash provided by/(used in) operating activities	28,839,885	(24,179,128)	(3,314,638)
Cash flow from investment activities
(Increase) in available-for-sale securities	(4,441,564)	(3,384,164)	(4,128,146)
(Increase) in held-to-maturity securities	(465,282)	(844,002)	(1,740,034)
Proceeds from sale of foreclosed assets	41,854	50,695	27,178
Divestments	1,565	104,275	-
Proceeds from the sale of premises and equipment and operating leased assets	8,398	18,919	114,989
Acquisition of foreclosed assets	(127,308)	(184,877)	(221,585)
Acquisition of investments	(119,734)	(5,476)	(701)
Acquisition of premises and equipment and operating leased assets	(186,158)	(687,239)	(170,547)
Investment in intangible assets	(403,339)	(1,122,554)	(181,309)
Dividends and interest on shareholders' equity received	13,350	4,820	5,190
Net cash provided by/(used in) investing activities	(5,678,218)	(6,049,603)	(6,294,965)
Cash Flow from financing activities:
Increase/(decrease) in subordinated debts	(1,906,797)	617,703	436,752
Capital increase in cash and goodwill in share subscription	1,511,441	-	-
Dividends and interest on shareholders’ equity paid	(2,141,134)	(396,666)	(1,639,225)
Minority interest	28,778	(235,500)	1,200
Acquisition of own shares	(53,042)	(10,049)	(4,740)
Net cash provided by/(used) in financing activities	(2,560,754)	(24,512)	(1,206,013)
Net increase/(decrease) in cash and cash equivalents	20,600,913	(30,253,243)	(10,815,616)
Cash and cash equivalents – At the beginning of the period	36,240,382	66,493,625	82,720,913
Cash and cash equivalents – At the end of the period	56,841,295	36,240,382	71,905,297
Net increase/(decrease) in cash and cash equivalents	20,600,913	(30,253,243)	(10,815,616)

The Notes are an integral part of the Financial Statements.

Bradesco	107

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

108	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)	OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company that, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, insurance, private pension plans and savings bonds. Operations are conducted within the context of the Bradesco Organization companies, working in an integrated manner in the market.

2)	PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches, direct and indirect subsidiaries and jointly-controlled investments, in Brazil and abroad, including SPEs. They were prepared based on accounting practices determined by Laws 4,595/64 (Brazilian Financial System Law) and 6,404/76 (Brazilian Corporation Law), with the amendments introduced by Laws 11,638/07 and 11,941/09 related to the accounting of operations, as well as the rules and instructions of the Monetary National Council (CMN) and the Brazilian Central Bank (Bacen), Securities and Exchange Commission of Brazil (CVM), when applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS), and consider the financial statements of leasing companies based on the finance lease method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these consolidated financial statements, as well as highlighting the net income and shareholders’ equity due to the minority shareholders. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the interest in the capital stock of each investee. Goodwill determined on acquisition of investments in subsidiaries and jointly-controlled companies is presented under investments and intangible assets (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income statement item together with changes in the value of derivative financial instruments, in order to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimates of the fair value of certain financial instruments, provision for contingencies, losses from impairment of securities classified as available-for-sale and held-to-maturity and non-financial assets, other provisions, the calculation of technical provisions for insurance, private pension plans and savings bonds and the determination of the useful life of specific assets. Actual results could differ from those established by these estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on April 26, 2011.

Bradesco	109

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

We present below the main direct and indirect investees included in the Consolidated Financial Statements:

	Activity	Total ownership
		2011	2010
		March 31	December 31	March 31
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	99.95%	99.95%	99.94%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Ibi S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (2) (3) (4)	Services	28.65%	28.65%	26.56%
Financial Area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A. (6)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (5)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Nassau Branch (9)	Banking	-	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Private Pension Plans and Savings Bonds Area
Atlântica Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Bradesco Dental S.A. (7)	Insurance/dental health	-	-	43.50%
Odontoprev S.A.	Insurance/dental health	43.50%	43.50%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private pension plans/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other activities
Andorra Holdings S.A. (8)	Holding	100.00%	100.00%	54.01%
Bradseg Participações Ltda.	Holding	100.00%	100.00%	100.00%
Bradesco Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

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Notes to the Consolidated Financial Statements

(1) Increase in interest by the total subscription of the capital increase in May 2010;
(2) Company proportionally consolidated, pursuant to CMN Resolution 2,723/00 and CVM Rule 247/96;
(3) Increase in interest by partial acquisition in July 2010;
(4) The special purpose entity Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);
(5) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);
(6) Current name of Banco Bradesco Luxembourg S.A.;
(7) Company merged by Odontoprev in July 2010;
(8) Increase of interest by share acquisition in December 2010; and
(9) Activities discontinued in January 2011 and operations were transferred to Banco Bradesco S.A. Grand Cayman Branch.

3) SIGNIFICANT ACCOUNTING POLICIES

a) Functional and Presentation Currencies

Consolidated financial statements are presented in Reais, which is Bradesco’s functional currency. Operations of foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and therefore, assets, liabilities and results are adjusted to comply with accounting practices adopted in Brazil and translated into Reais using the exchange rate of the applicable currency. Gains and losses arising from this translation process are reallocated in the period’s income to the item “Derivative Financial Instruments”.

b) Determination of net income

Net income is determined on the accrual basis of accounting, which establishes that income and expenses should be included in the determination of net income in the period to which they relate, always simultaneously when they are correlated, regardless of receipt or payment.

Transactions with fixed rates are recorded at their redemption value and unearned income and unexpired expenses are recorded as a deduction from the corresponding assets and liabilities. Financial income and expenses are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to foreign transactions which are calculated based on the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted to the balance sheet date.

Insurance and coinsurance premiums accepted, net of premiums assigned in coinsurance and reinsurance, as well as corresponding commissions, are appropriated to income over the period of corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis, during the risk coverage period, by means of accrual and reversal of unearned premiums reserve and deferred selling expenses. Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and reinsurance companies, respectively.

Supplementary pension plan contributions and life insurance premiums with a survival clause are recognized in income as they are received.

Revenue from savings bonds is recorded when effectively received, except for pre-printed bonds of fixed amount and lump-sum payment, which are recorded at the time of issue. The expenses for placement of bonds, classified as “Selling Expenses,” are recognized as they are incurred. Brokerage expenses are recorded when the respective savings bond contributions are effectively received. Redemptions and drawings are recorded simultaneously to the accounting for the corresponding revenues.

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Expenses with technical provisions for private pension plans and savings bonds are recorded at the same time as their corresponding revenues are recognized.

c) Cash and cash equivalents

Cash and Cash Equivalents are represented by: cash in domestic and foreign currency, investments in gold, open market investments and deposits in other banks, with maturities on the application date of 90 days or less and present an insignificant risk of change in fair value, used by the Bank to manage its short-term commitments.

d) Interbank investments

Purchase and sale commitments with unrestricted movement agreements are adjusted to market value. Other investments are recorded at acquisition cost, plus income earned up to the balance sheet date, net of loss accrual, when applicable.

e) Securities – Classification:

• Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at the acquisition cost, plus income earned and adjusted to market value against the income for the period;

• Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at their acquisition cost, plus income earned against the income for the period and adjusted to market value against shareholders' equity, net of tax effects, which will be only recognized in the income when effectively realized; and

• Held-to-maturity securities – securities for which there is intention and financial capacity to hold in the portfolio up to maturity. They are recorded at acquisition cost, plus earnings recognized against income for the period.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments, are stated at their estimated fair value in the consolidated balance sheet. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

f) Derivative financial instruments (assets and liabilities)

Classified based on Management’s intended use thereof on the date of the contracting of the operation and whether it was carried out for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customers’ requests for the management of their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risks deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according to their nature as:

• Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

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• Cash flow hedge: for financial instruments classified in this category, the effective valuation or devaluation portion is recorded, net of tax effects, in a specific account in shareholders’ equity. The non-effective portion of the respective hedge is directly recognized in the income statement.

g) Loan and leasing operations, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loan and leasing operations, advances on foreign exchange contracts and other receivables with credit characteristics are classified in their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682/99, at nine levels of risk from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment risk. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682/99 is also taken into account for client risk rating purposes as follows:

Past-due period (1)	Client rating
Ï from 15 to 30 days	B
Ï from 31 to 60 days	C
Ï from 61 to 90 days	D
Ï from 91 to 120 days	E
Ï from 121 to 150 days	F
Ï from 151 to 180 days	G
Ï more than 180 days	H

(1) For operations with unexpired term of over 36 months, the past-due periods are doubled, as allowed by CMN Resolution 2,682/99.

The accrual of revenue from operations past due up to 59 days is recorded in income and subsequent to the 60th day, in unearned income, and it will only be recognized in income upon effective receipt.

H-rated past-due operations remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated operations are maintained, at least, at the same classification as their prior rating. Renegotiations already charged-off against the allowance and which were recorded in memorandum accounts are rated as “H” level and any possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant payment on the operation or when new material facts justify a change in risk level, the operation may be reclassified to a lower risk category.

The allowance for loan losses is calculated at an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, together with assessments carried out by the Management, in the determination of credit risk.

h) Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax difference in leasing depreciation and mark-to-market

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adjustments of securities is recorded in “Other Liabilities – Tax and Social Security”. Only income tax rate is applied on tax difference in leasing depreciation.

Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions to which they refer. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on current expectations for realization, taking into account the technical studies and analyses carried out by Management.

The provision for income tax is recorded at a base rate of 15% of taxable income, plus a 10% surcharge. Social contribution on net income is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies.

Tax credits brought forward from previous periods prior to the legislation that increased the social contribution rate to 15% for financial and insurance companies, were recorded up to the limit of the corresponding consolidated tax liabilities (Note 34).

Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

Pursuant to Law 11,941/09, changes in the determination criteria for income, costs and expenses included in the net income for the period, enacted by Law 11,638/07 and by Articles 37 and 38 of Law 11,941/09, shall not have effect on taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 will be considered. For accounting purposes, the tax effects of adopting the laws abovementioned are recorded in the corresponding deferred tax assets and liabilities.

i) Prepaid expenses

Prepaid expenses are payments for future benefits or services, which are registered in the income according to the accrual method of accounting.

This group is basically represented by: (i) commissions paid to resellers in vehicle financing; (ii) commissions paid to insurance brokers; and (iii) advance payments of advertising and marketing expenses (Note 12b).

j) Investments

Investments in subsidiaries, jointly-controlled companies and affiliates, with significant influence over the investee or ownership of 20% or more in voting capital, are evaluated by the equity accounting method.

Tax incentives and other investments are assessed at acquisition cost, net of the provision for impairment, when applicable.

k) Fixed assets

Correspond to tangible assets used in the Bank’s activities or acquired for this purpose, including those deriving from operations which transfer risks, benefits and controls of the assets.

Fixed assets are stated at acquisition cost, net of the respective accumulated depreciations, calculated on the straight-line method according to the estimated economic useful life of assets, being: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport

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systems – 20% p.a.; and data processing systems – 20% to 50% p.a. and restated by impairment, when applicable.

l) Intangible assets

Intangible assets are intangible rights acquired for business activities or exercised with that purpose.

Intangible assets comprise:

• Future profitability/client portfolio acquired and acquisition of the right to provide banking services;

These are recorded and amortized, when applicable, over the period in which the asset will directly and indirectly contribute to the future cash flow and adjusted by impairment, when applicable; and

• Software

Software is recorded at cost less amortization on the straight-line method during the estimated useful life (20% to 50% p.a.), as of the date it is available for use and adjusted by impairment, when applicable. Internal software development expenses are recognized as assets when it is possible to demonstrate the intention and ability to complete such development, as well as reliably measuring costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

m) Asset impairment

Securities classified as available-for-sale and held-to-maturity, as well as non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment, and if loss is reported, it must be recognized in the income statement for the period when the book value of an asset exceeds its recoverable value (calculated by: (i) the potential sale value or realization value less the respective expenses or (ii) the value in use calculated by the cash-generating unit, whichever the highest).

A cash generating unit is the smallest identifiable group of assets that generates cash flows materially independent from other assets and groups.

n) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily prorated basis.

o) Technical provisions related to insurance, private pension plans and savings bonds activities

Technical provisions are calculated according to actuarial technical notes as set forth by Susep and ANS, and criteria set forth by CNSP Resolutions 162/06, 181/07, 195/08 and 204/09.

• Basic, life and health insurance lines:

- Unearned Premiums Provision (PPNG) comprises retained premiums (except reinsurance assignment, once according to CNSP Resolution 195/08, as of 2009, insurance companies should not deduct the amounts transferred to third parties through reinsurance operations from the calculation of provisions) which are deferred during the term of effectiveness of the insurance policies, determining the daily prorated value of the unearned premium of the

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unexpired risk period (future risk of policies in effect). According to Resolution 206/09, ANS eliminated PPNG for private healthcare companies and insurance companies, effective as of January 2010. It also established the accounting of “pro-rata temporis” earned premiums against the full reversal of provision;

- The provision for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims occurred and not reported by policyholders/beneficiaries.
Pursuant to CNSP Resolution 195/08, as of 2009, insurance companies cannot deduct the amounts transferred to third parties through reinsurance operations from calculation of provisions;

- The provision for unsettled claims is recorded based on indemnity estimates for notices of claims received from policyholders/beneficiaries up to the balance sheet date. The provision is monetarily restated and includes all claims under litigation. In the case of health insurance, according to the technical note approved by ANS, the provision for unsettled claims comprises litigations and complements to IBNR provision;

- The supplementary premium provision (PCP) is recorded on a monthly basis to complement the PPNG and includes estimates for the risks in effect but not issued (RVNE);

- The provision for insufficient premiums is recorded when there is insufficiency of the unearned premium provision to cover incurred claims, considering expected indemnities and related expenses, throughout periods to be incurred related to risks in effect on the reference date of calculation;

- Other technical provisions refer to the provision for future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a method included in the actuarial technical note approved by ANS. For basic lines, this provision refers to premiums of extended warranty for products whose manufacturer’s guarantee has not ended;

- The provision for benefits to be granted, of the individual health plan portfolio, refers to a 5-year coverage for dependents if the policyholder is deceased, adopting a formulation included in the actuarial technical note approved by ANS; and

- The provision for benefits granted of the individual health plan portfolio comprises liabilities arising from payment release contractual clauses referring to health plan coverage, and its accounting complies with Resolution - RN 75/04 of ANS, and premiums for the payment release of Bradesco Saúde policyholders -“Plano GBS”.

• Supplementary private pension plans and life insurance covering survival:

- The mathematical provision for benefits to be granted refers to participants whose benefits have yet to begin. In private pension plans known as “traditional”, the provision represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations assumed under retirement, disability, pension and regular income plans. The provision is calculated using methodologies and premises set forth in the Actuarial Technical Notes;

- Mathematical provisions of benefits to be granted pegged to life insurance and unrestricted benefit generating private pension plans (VGBL and PGBL) represent the amount of contributions made by participants, net of carrying costs and other contractual charges, plus financial earnings generated by investments in fund quotas in Exclusive Investment Funds (FIEs);

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Notes to the Consolidated Financial Statements

- The mathematical provision for benefits granted refers to participants already using the benefits and corresponds to the present value of future obligations related to the payment of ongoing benefits;

- The contribution insufficiency provision (PIC) is recorded for an eventual unfavorable fluctuation in technical risks taken in the mathematical provision for benefits to be granted, in the mathematical provision for benefits granted, considering that the participants are likely to have a higher survival rate. In plans covering survival, the provision is calculated on an actuarial basis and takes into consideration the actuarial tables AT-2000 Male (normalized) for males and AT-2000 Female (normalized) for females, with improvement of 1.5% p.a. and actual interest rate of 4% p.a. In disability plans covering survival risks, the provision takes into consideration the biometric AT-49 Male table and real interest rate of 4% p.a. Improvement is a technique that automatically updates the survival table, considering the expected increase in future survival rates;

- The financial fluctuation provision is recorded up to a limit of 15% of the mathematical provision for benefits to be granted related to private pension plans in the category of variable contribution with guarantee of earnings to cover possible financial fluctuations. The real interest rate of 4% p.a. is used to calculate this provision;

- The provision for administrative expenses is recorded to cover administrative expenses of defined benefit and variable contribution plans, and it is calculated in conformity with the methodology set forth in the actuarial technical note; and

- The financial excess provision corresponds to the portion of financial revenue from the investment of provisions that exceeds the minimum returns from private pension plans that have a financial excess participation clause.

• Savings bonds:

- The mathematical provision for redemptions is recorded for each active or suspended savings bond during the estimated term set forth in the general conditions of the plan, and it is calculated according to the methodology set forth in the actuarial technical notes approved by Susep;

- The provisions for redemptions are established for the expired savings bonds and unexpired plans where early redemption has been required by the customer. The provisions are monetarily restated based on the indexes determined in each plan;

- The provisions for unrealized and payable drawings are recorded to cover prizes in future drawings (unrealized) and also for prizes in drawings where customers have already been selected (payable);

- The provision for contingencies is recorded to cover possible insufficiencies related to payments of redemptions required and/or premiums from drawings; and

- The provision for administrative expenses is recorded to cover the plan’s disclosure and selling expenses, brokerage and other expenses. The provision complies with the methodology set forth in an Actuarial Technical Note.

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p) Contingent assets and liabilities and legal liabilities – tax and social security

The recognition, measurement and disclosure of contingent assets and liabilities and legal liabilities is in accordance with the criteria defined in CMN Resolution 3,823/09 and CVM Resolution 594/09:

• Contingent Assets: are not recognized in the financial statements, except when Management has control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as practically certain and confirmed expectations of receipt or compensation with another liability. Contingent assets with probable chances of success are disclosed in the notes to the financial statements (Note 18a);

• Contingent Liabilities: are recorded taking into consideration the opinion of legal advisors, the nature of the lawsuits, similarity with previous processes, complexity and positioning of the courts, whenever the loss is evaluated as probable, which would cause a probable outflow of funds for the settlement of liabilities and when the amounts involved are measurable with sufficient reliability. Contingent liabilities classified as possible losses are not recognized in the financial statements, and they must only be disclosed in the notes, when individually material, and those classified as remote do not require provision nor disclosure (Notes 18b and 18c); and

• Legal Liabilities – Provision for Tax Risks: result from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements (note 18b).

q) Funding expenses

Expenses related to funding transactions involving the issue of securities are presented as reduction of the liability and are allocated to income over the term of the transaction.

r) Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), and less provision for losses, when deemed appropriate. Liabilities comprise known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

4) INFORMATION FOR COMPARISON PURPOSES

The balances of March 31, 2010 were reclassified to make easier the comparison with the financial statements of March 31, 2011. Said reclassification refers to R$37,235 thousand reclassified from other investments to interest in domestic affiliates.

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5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

a) Balance sheet

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities	Eliminations	Total
	Brazil	Abroad	Brazil	Abroad	(2)	(4)	consolidated
Assets
Current and long-term assets	530,815,375	51,784,971	106,218,422	9,093	1,022,600	(26,251,507)	663,598,954
Cash and cash equivalents	5,852,275	900,331	183,938	7,743	8,213	(167,419)	6,785,081
Interbank investments	99,128,710	1,030,659	-	-	-	-	100,159,369
Securities and derivative financial instruments	111,156,223	6,965,951	99,401,949	35	592,288	(634,845)	217,481,601
Interbank and interdepartmental accounts	67,291,466	-	-	-	-	-	67,291,466
Loan and leasing operations	187,132,456	42,343,329	-	-	-	(23,197,297)	206,278,488
Other receivables and other assets	60,254,245	544,701	6,632,535	1,315	422,099	(2,251,946)	65,602,949
Permanent assets	39,295,630	68,403	2,477,160	148	229,369	(30,283,052)	11,787,658
Investments	30,251,144	38,362	1,519,086	128	149,020	(30,283,052)	1,674,688
Premises and equipment and leased assets	3,273,486	8,936	324,600	20	58,728	-	3,665,770
Intangible assets	5,771,000	21,105	633,474	-	21,621	-	6,447,200
Total on March 31, 2011	570,111,005	51,853,374	108,695,582	9,241	1,251,969	(56,534,559)	675,386,612
Total on December 31, 2010	536,574,702	44,485,862	104,998,085	9,701	1,243,742	(49,827,362)	637,484,730
Total on March 31, 2010	441,407,170	35,131,765	94,657,270	11,372	1,215,850	(39,797,367)	532,626,060

Liabilities
Current and long-term liabilities	518,245,994	34,592,590	96,067,548	1,366	412,558	(26,251,507)	623,068,549
Deposits	190,988,239	13,003,361	-	-	-	(169,161)	203,822,439
Federal funds purchased and securities sold under agreements to repurchase	174,384,694	4,604,087	-	-	-	-	178,988,781
Funds from issuance of securities	17,405,895	5,109,271	-	-	-	(814,167)	21,700,999
Interbank and interdepartmental accounts	2,646,614	521	-	-	-	-	2,647,135
Borrowing and onlending	58,890,927	5,626,971	-	-	-	(23,017,260)	41,500,638
Derivative financial instruments	2,198,901	158,796	-	-	-	-	2,357,697
Technical provisions from insurance, private pension plans and savings bonds	-	-	89,978,383	1,152	-	-	89,979,535
Other liabilities:
- Subordinated debts	18,610,487	5,797,662	-	-	-	-	24,408,149
- Other	53,120,237	291,921	6,089,165	214	412,558	(2,250,919)	57,663,176
Deferred income	447,122	-	-	-	-	-	447,122
Shareholders’ equity/minority interest in subsidiaries	120,926	17,260,784	12,628,034	7,875	839,411	(30,283,052)	573,978
Shareholders’ equity - parent company	51,296,963	-	-	-	-	-	51,296,963
Total on March 31, 2011	570,111,005	51,853,374	108,695,582	9,241	1,251,969	(56,534,559)	675,386,612
Total on December 31, 2010	536,574,702	44,485,862	104,998,085	9,701	1,243,742	(49,827,362)	637,484,730
Total on March 31, 2010	441,407,170	35,131,765	94,657,270	11,372	1,215,850	(39,797,367)	532,626,060

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b) Statement of income

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities	Eliminations	Total
	Brazil	Abroad	Brazil	Abroad	(2)	(4)	consolidated
Revenues from financial intermediation	18,085,838	136,707	2,725,386	-	15,414	(43,730)	20,919,615
Expenses from financial intermediation	11,469,489	194,954	1,703,001	-	-	(43,786)	13,323,658
Gross income from financial intermediation	6,616,349	(58,247)	1,022,385	-	15,414	56	7,595,957
Other operating income/expenses	(3,655,052)	(16,705)	189,115	(45)	15,788	(56)	(3,466,955)
Operating income	2,961,297	(74,952)	1,211,500	(45)	31,202	-	4,129,002
Non-operating income	(47,703)	1,584	(9,038)	-	(365)	-	(55,522)
Income before taxes and minority interest	2,913,594	(73,368)	1,202,462	(45)	30,837	-	4,073,480
Income tax and social contribution	(918,617)	(113)	(370,270)	(9)	(8,768)	-	(1,297,777)
Minority interest in subsidiaries	(1,726)	(856)	(70,971)	-	(111)	-	(73,664)
Net income for 1Q11	1,993,251	(74,337)	761,221	(54)	21,958	-	2,702,039
Net income for 4Q10	2,108,884	9,488	793,325	(129)	75,177	-	2,986,745
Net income for 1Q10	1,018,168	340,857	704,088	(649)	40,242	-	2,102,706

(1) The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card and asset management companies;
(2) The balances of equity accounts, income and expenses among companies from the same segment are being eliminated;
(3) The “Insurance Group” segment comprises insurance, private pension plans and savings bonds companies; and
(4) Amounts eliminated among companies from different segments, as well as operations carried out in Brazil and abroad.

6) CASH AND CASH EQUIVALENTS

	R$ thousand
	2011	2010
	March 31	December 31	March 31
Funds available in domestic currency	5,753,099	13,915,216	5,209,507
Funds available in foreign currency	1,031,900	1,822,578	3,495,086
Investments in gold	82	86	72
Total cash and due from banks	6,785,081	15,737,880	8,704,665
Short-term interbank investments (1)	50,056,214	20,502,502	63,200,632
Total cash and cash equivalents	56,841,295	36,240,382	71,905,297

(1) Refer to operations with maturities on the application date of 90 days or less and with insignificant risk of change in fair value.

120	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

7) INTERBANK INVESTMENTS

a) Breakdown and maturities

	R$ thousand
	2011					2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Investments in the open
market:
Own portfolio position	1,073,338	33,060,407	-	-	34,133,745	14,147,497	22,412,057
• Financial treasury bills	964,161	-	-	-	964,161	649,198	1,708,637
• National treasury notes	-	21,082,900	-	-	21,082,900	8,846,357	14,994,979
• National treasury bills	-	11,977,507	-	-	11,977,507	4,496,381	5,629,507
• Other	109,177	-	-	-	109,177	155,561	78,934
Funded position	47,608,079	3,377,065	-	-	50,985,144	44,168,250	66,702,272
• Financial treasury bills	25,982,423	-	-	-	25,982,423	17,585,733	27,144,804
• National treasury notes	3,494,078	3,363,868	-	-	6,857,946	20,171,071	28,858,137
• National treasury bills	18,131,578	13,197	-	-	18,144,775	6,411,446	10,699,331
Short position	-	7,352,198	-	-	7,352,198	7,862,955	806,409
• National treasury bills	-	7,352,198	-	-	7,352,198	7,862,955	806,409
Subtotal	48,681,417	43,789,670	-	-	92,471,087	66,178,702	89,920,738
Deposits in other banks:
• Deposits in other banks	3,318,354	1,254,253	1,478,269	1,643,153	7,694,029	7,054,718	7,244,017
• Provisions for losses	(677)	(129)	(4,941)	-	(5,747)	(1,386)	(243)
Subtotal	3,317,677	1,254,124	1,473,328	1,643,153	7,688,282	7,053,332	7,243,774
Total on March 31, 2011	51,999,094	45,043,794	1,473,328	1,643,153	100,159,369
%	51.9	45.0	1.5	1.6	100.0
Total on December 31, 2010	27,575,524	43,290,926	1,075,470	1,290,114		73,232,034
%	37.6	59.1	1.5	1.8		100.0
Total March 31, 2010	69,866,286	25,192,495	1,202,075	903,656			97,164,512
%	72.0	25.9	1.2	0.9			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Income from investments in purchase and sale commitments:
Own portfolio position	705,497	804,575	592,398
Funded position	1,255,602	1,139,800	1,442,604
Short position	274,876	206,148	58,768
Subtotal	2,235,975	2,150,523	2,093,770
Income from interest-earning deposits in other banks	143,937	136,802	167,388
Total (Note 8h)	2,379,912	2,287,325	2,261,158

Bradesco	121

Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

8) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a) Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand
	2011						2010
	Financial	Insurance/ Savings bonds	Private pension plans	Other activities	March 31%		December 31%		March 31%
Trading securities	68,530,426	2,485,574	25,371,060	337,311	96,724,371	54.8	107,796,082	59.0	77,371,885	59.0
- Government securities	41,614,897	847,420	283,938	295,266	43,041,521	24.4	48,208,884	26.4	24,737,793	18.9
- Corporate bonds	23,659,361	1,638,154	612,060	42,045	25,951,620	14.7	26,237,150	14.3	19,366,674	14.8
- Derivative financial instruments (1)	3,256,168	-	-	-	3,256,168	1.8	1,610,385	0.9	3,051,520	2.3
- PGBL / VGBL restricted bonds	-	-	24,475,062	-	24,475,062	13.9	31,739,663	17.4	30,215,898	23.0
Available-for-sale securities	46,174,910	1,647,740	1,835,439	179,968	49,838,057	28.2	45,379,185	24.8	26,193,843	19.9
- Government securities	35,000,294	18,435	75,168	1,805	35,095,702	19.8	33,552,639	18.3	16,546,090	12.6
- Corporate bonds	11,174,616	1,629,305	1,760,271	178,163	14,742,355	8.4	11,826,546	6.5	9,647,753	7.3
Held-to-maturity securities (4)	784,486	7,754,184	21,418,608	-	29,957,278	17.0	29,491,996	16.2	27,678,618	21.1
- Government securities	784,486	7,725,923	20,954,755	-	29,465,164	16.7	29,021,428	15.9	26,973,494	20.6
- Corporate bonds	-	28,261	463,853	-	492,114	0.3	470,568	0.3	705,124	0.5
Subtotal	115,489,822	11,887,498	48,625,107	517,279	176,519,706	100.0	182,667,263	100.0	131,244,346	100.0
Purchase and sale commitments (2)	1,996,744	4,653,451	34,235,927	75,773	40,961,895		30,850,727		26,064,243
Overall total	117,486,566	16,540,949	82,861,034	593,052	217,481,601		213,517,990		157,308,589
- Government securities	77,399,677	8,591,778	21,313,861	297,071	107,602,387	60.9	110,782,951	60.6	68,257,377	52.0
- Corporate bonds	38,090,145	3,295,720	2,836,184	220,208	44,442,257	25.2	40,144,649	22.0	32,771,071	25.0
- PGBL / VGBL restricted bonds	-	-	24,475,062	-	24,475,062	13.9	31,739,663	17.4	30,215,898	23.0
Subtotal	115,489,822	11,887,498	48,625,107	517,279	176,519,706	100.0	182,667,263	100.0	131,244,346	100.0
Purchase and sale commitments (2)	1,996,744	4,653,451	34,235,927	75,773	40,961,895		30,850,727		26,064,243
Overall total	117,486,566	16,540,949	82,861,034	593,052	217,481,601		213,517,990		157,308,589

122	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b) Breakdown of consolidated portfolio by issuer

Securities (3)	R$ thousand
	2011							2010
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to-market
Government securities	712,149	4,827,632	21,082,132	80,980,474	107,602,387	107,968,105	(365,718)	110,782,951	(143,380)	68,257,377	275,403
Financial treasury bills	61,145	1,079,066	809,133	6,016,681	7,966,025	8,000,821	(34,796)	8,687,908	(12,395)	18,766,041	(5,573)
National treasury bills	64,424	1,277,758	851	32,107,677	33,450,710	33,656,752	(206,042)	34,924,429	(159,657)	7,570,114	(6,449)
National treasury notes	361,861	2,450,569	19,771,031	41,788,677	64,372,138	64,572,188	(200,050)	65,432,103	(53,936)	39,455,991	603
Brazilian foreign debt notes	29,599	403	498,730	974,364	1,503,096	1,441,875	61,221	1,564,616	69,128	2,001,402	273,811
Privatization currencies	-	-	-	85,456	85,456	71,688	13,768	87,658	13,807	92,156	14,685
Foreign government securities	195,120	14,154	-	47	209,321	209,327	(6)	71,004	4	351,044	(2,127)
Other	-	5,682	2,387	7,572	15,641	15,454	187	15,233	(331)	20,629	453
Corporate bonds	12,514,477	2,815,056	3,585,619	25,527,105	44,442,257	44,634,351	(192,094)	40,144,649	(161,745)	32,771,071	461,490
Bank deposit certificates	130,506	376,989	36,949	1,152,043	1,696,487	1,696,487	-	1,724,058	-	1,083,111	-
Shares	4,131,190	-	-	-	4,131,190	4,518,238	(387,048)	4,097,694	(380,098)	4,332,237	141,598
Debentures	2,303	113,912	2,321,051	15,731,037	18,168,303	18,147,434	20,869	16,869,721	40,810	10,592,043	130,009
Promissory notes	28,670	1,881,954	-	-	1,910,624	1,913,247	(2,623)	2,863,436	(4,114)	2,995,343	(635)
Foreign corporate bonds	60,625	-	1,674	3,695,424	3,757,723	3,660,167	97,556	2,928,013	91,431	2,912,148	110,288
Derivative financial instruments (1)	1,873,780	236,163	1,045,616	100,609	3,256,168	3,193,481	62,687	1,610,385	78,556	3,051,520	62,995
Other	6,287,403	206,038	180,329	4,847,992	11,521,762	11,505,297	16,465	10,051,342	11,670	7,804,669	17,235
PGBL / VGBL restricted bonds	3,385,166	2,903,738	2,097,633	16,088,525	24,475,062	24,475,062	-	31,739,663	-	30,215,898	-
Subtotal	16,611,792	10,546,426	26,765,384	122,596,104	176,519,706	177,077,518	(557,812)	182,667,263	(305,125)	131,244,346	736,893
Purchase and sale commitments (2)	39,562,714	1,322,542	75,244	1,395	40,961,895	40,961,895	-	30,850,727	-	26,064,243	-
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	453,835	-	314,016	-	67,030
Overall total	56,174,506	11,868,968	26,840,628	122,597,499	217,481,601	218,039,413	(103,977)	213,517,990	8,891	157,308,589	803,923

Bradesco	123

Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c) Consolidated classification by category, maturity and business segment

I) Trading securities

Securities (3)	R$ thousand
	2011							2010
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
- Financial	6,801,509	6,380,213	6,993,258	48,355,448	68,530,428	68,681,685	(151,257)	72,442,708	(15,907)	43,996,110	238,864
National treasury bills	22,865	1,274,276	845	21,365,854	22,663,840	22,788,154	(124,314)	24,983,122	(113,253)	1,598,836	31
Financial treasury bills	61,145	490,243	653,096	5,113,657	6,318,141	6,350,778	(32,637)	7,078,843	(11,528)	16,399,645	(5,622)
Bank deposit certificates	112,818	105,526	1,218	5,087	224,649	224,649	-	301,116	-	770,518	-
Derivative financial instruments (1)	1,873,780	236,163	1,045,616	100,609	3,256,168	3,193,481	62,687	1,610,385	78,556	3,051,520	62,995
Debentures	2,257	75,196	2,320,894	14,241,731	16,640,078	16,622,624	17,454	15,437,177	36,475	8,829,128	123,856
Promissory notes	58	1,881,954	-	-	1,882,012	1,884,635	(2,623)	2,835,423	(4,114)	2,995,168	(635)
Brazilian foreign debt notes	713	-	-	17,591	18,304	16,883	1,421	29,714	1,648	33,021	31,984
National treasury notes	-	2,294,026	2,968,851	7,129,308	12,392,185	12,466,457	(74,272)	14,534,892	(6,079)	4,896,571	27,240
Foreign corporate securities	587	-	1,615	44,099	46,301	45,246	1,055	36,800	1,242	620,986	4,330
Foreign government securities	195,120	14,154	-	47	209,321	209,327	(6)	71,004	4	201,426	(425)
Shares	80,660	-	-	-	80,660	80,483	177	155,552	1,470	74,218	(1,650)
Other	4,451,506	8,675	1,123	337,465	4,798,769	4,798,968	(199)	5,368,680	(328)	4,525,073	(3,240)
- Insurance companies and savings bonds	1,031,596	668,753	93,613	691,614	2,485,576	2,485,576	-	2,509,609	-	2,395,723	-
Financial treasury bills	-	320,288	93,613	310,531	724,432	724,432	-	683,752	-	1,018,429	-
National treasury bills	-	673	-	15,709	16,382	16,382	-	34,015	-	57,059	-
Bank deposit certificates	-	268,757	-	183,532	452,289	452,289	-	456,750	-	81,819	-
National treasury notes	-	940	-	105,666	106,606	106,606	-	192,936	-	6,686	-
Shares	4,182	-	-	-	4,182	4,182	-	3,433	-	32,986	-
Debentures	-	-	-	9,053	9,053	9,053	-	9,079	-	5,179	-
Foreign private bonds	5,214	-	-	-	5,214	5,214	-	5,371	-	5,208	-
Other	1,022,200	78,095	-	67,123	1,167,418	1,167,418	-	1,124,273	-	1,188,357	-

124	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2011							2010
	March 31							December 31		March 31
	1 to 30 days	31 to 180days	181 to 360 days	More than 360 days	Market/book value (5) (6) (7)	Restated cost	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-market	Market/book value(5) (6) (7)	Mark-to-market
- Private pension plans	3,923,672	3,109,188	2,103,007	16,235,192	25,371,059	25,370,972	87	32,506,231	321	30,655,515	170
Financial treasury bills	-	205,450	5,374	152	210,976	210,976	-	205,539	-	199,005	-
National treasury notes	-	-	-	59,283	59,283	59,196	87	63,254	321	12,186	170
National treasury bills	-	-	-	13,678	13,678	13,678	-	23,624	-	9,556	-
Shares	1,109	-	-	-	1,109	1,109	-	1,244	-	2,745	-
PGBL / VGBL restricted bonds	3,385,166	2,903,738	2,097,633	16,088,525	24,475,062	24,475,062	-	31,739,663	-	30,215,898	-
Other	537,397	-	-	73,554	610,951	610,951	-	472,907	-	216,125	-
- Other activities	49,578	39,647	34,851	213,233	337,309	337,289	20	337,534	-	324,537	-
Financial treasury bills	-	24,197	33,974	190,140	248,311	248,291	20	253,020	-	274,871	-
Bank deposit certificates	1,957	2,707	-	1,448	6,112	6,112	-	12,889	-	20,951	-
National treasury bills	41,559	2,809	-	-	44,368	44,368	-	38,507	-	4,419	-
Debentures	-	7,240	156	2,593	9,989	9,989	-	8,782	-	14,737	-
National treasury notes	-	-	-	2,586	2,586	2,586	-	3,956	-	7,985	-
Other	6,062	2,694	721	16,466	25,943	25,943	-	20,380	-	1,574	-
Subtotal	11,806,355	10,197,801	9,224,729	65,495,487	96,724,372	96,875,522	(151,150)	107,796,082	(15,586)	77,371,885	239,034
Purchase and sale commitments (2)	39,562,714	1,322,542	75,244	1,395	40,961,895	40,961,895	-	30,850,727	-	26,064,243	-
- Financial	2,023,733	46,512	877	1,395	2,072,517	2,072,517	-	1,738,036	-	2,716,146	-
- Insurance companies and savings bonds	4,652,642	809	-	-	4,653,451	4,653,451	-	4,468,877	-	4,828,984	-
- Private pension plans	32,886,339	1,275,221	74,367	-	34,235,927	34,235,927	-	24,643,814	-	18,519,113	-
- PGBL/VGBL	31,344,655	1,275,221	74,367	-	32,694,243	32,694,243	-	23,831,270	-	18,159,236	-
- Funds	1,541,684	-	-	-	1,541,684	1,541,684	-	812,544	-	359,877	-
Overall total	51,369,069	11,520,343	9,299,973	65,496,882	137,686,267	137,837,417	(151,150)	138,646,809	(15,586)	103,436,128	239,034
Derivative financial instruments (liabilities)	(1,898,599)	(174,470)	(115,973)	(168,655)	(2,357,697)	(2,375,036)	17,339	(729,700)	(9,413)	(2,468,739)	5,066

Bradesco	125

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Notes to the Consolidated Financial Statements

II) Available -for-sale securities

Securities (3) (8)	R$ thousand
	2011							2010
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/book value (5) (6) (7)	Restated cost	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-market
- Financial	1,157,874	306,101	16,986,133	27,724,801	46,174,909	46,279,820	(104,911)	41,563,031	8,796	22,592,707	415,620
National treasury bills	-	-	6	10,712,436	10,712,442	10,794,170	(81,728)	9,845,161	(46,404)	5,900,244	(6,480)
Brazilian foreign debt securities	9,267	403	-	690,637	700,307	640,507	59,800	720,031	67,480	1,106,553	241,828
Foreign corporate securities	54,824	-	59	3,651,325	3,706,208	3,609,707	96,501	2,885,842	90,189	2,285,954	105,958
National treasury notes	-	155,604	16,802,179	6,173,173	23,130,956	23,256,823	(125,867)	22,430,659	(48,178)	8,435,081	(26,806)
Financial treasury bills	-	27,840	3,015	337,744	368,599	370,906	(2,307)	364,392	(1,013)	472,020	(182)
Bank deposit certificates	12,219	-	-	961,976	974,195	974,195	-	910,821	-	206,045	-
Debentures	-	-	-	756,361	756,361	756,094	267	763,840	309	862,014	(965)
Shares	1,000,467	-	-	-	1,000,467	1,102,798	(102,331)	850,541	(94,636)	1,308,535	53,564
Privatization currencies	-	-	-	85,456	85,456	71,688	13,768	87,658	13,807	92,156	14,685
Other	81,097	122,254	180,874	4,355,693	4,739,918	4,702,932	36,986	2,704,086	27,242	1,924,105	34,018
- Insurance companies and savings bonds	1,436,355	1,380	3,841	206,162	1,647,738	1,758,804	(111,066)	1,734,779	(101,063)	1,752,133	44,162
Financial treasury bills	-	1,380	3,841	13,213	18,434	18,435	(1)	18,437	5	153,243	52
Shares	1,406,737	-	-	-	1,406,737	1,502,204	(95,467)	1,503,828	(88,383)	1,399,252	51,343
Debentures	36	-	-	187,684	187,720	184,547	3,173	180,275	4,025	175,861	7,719
Other	29,582	-	-	5,265	34,847	53,618	(18,771)	32,239	(16,710)	23,777	(14,952)
- Private pension plans	1,651,554	9,511	51,950	122,425	1,835,440	2,026,125	(190,685)	1,908,267	(197,366)	1,818,986	38,360
Shares	1,637,847	-	-	-	1,637,847	1,827,273	(189,426)	1,582,909	(198,643)	1,514,323	38,181
Financial treasury bills	-	9,511	16,219	49,438	75,168	75,040	128	82,012	141	234,644	179
Bank deposit certificates	-	-	35,731	-	35,731	35,731	-	39,062	-	-	-
Debentures	-	-	-	72,987	72,987	73,012	(25)	-	-	-	-
Other	13,707	-	-	-	13,707	15,069	(1,362)	204,284	1,136	70,019	-
- Other activities	178,164	-	-	1,805	179,969	179,969	-	173,108	94	30,017	160
Bank deposit certificates	3,512	-	-	-	3,512	3,512	-	3,420	-	3,778	-
Shares	116	-	-	-	116	116	-	112	94	178	160
Financial treasury bills	-	-	-	1,805	1,805	1,805	-	1,759	-	-	-
Other	174,536	-	-	-	174,536	174,536	-	167,817	-	26,061	-
Subtotal	4,423,947	316,992	17,041,924	28,055,193	49,838,056	50,244,718	(406,662)	45,379,185	(289,539)	26,193,843	498,302
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	453,835	-	314,016	-	67,030
Overall total (8)	4,423,947	316,992	17,041,924	28,055,193	49,838,056	50,244,718	47,173	45,379,185	24,477	26,193,843	565,332

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Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (3)	R$ thousand
	2011					2010
	March 31					December 31	March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Restated cost value (5) (6)	Restated cost value (5) (6)	Restated cost value (5) (6)
Financial	19,620	-	498,731	266,136	784,487	814,870	875,870
Brazilian foreign debt notes	19,620	-	498,731	266,136	784,487	814,870	861,828
Financial treasury bills	-	-	-	-	-	-	14,042
Insurance companies and savings bonds	361,860	-	-	7,392,323	7,754,183	7,460,918	7,002,164
Debentures	-	-	-	28,261	28,261	26,995	-
National treasury notes	361,860	-	-	7,364,062	7,725,922	7,433,923	7,002,164
Private pension plans	10	31,633	-	21,386,965	21,418,608	21,216,208	19,800,584
Debentures	10	31,476	-	432,367	463,853	443,573	705,124
National treasury notes	-	-	-	20,954,598	20,954,598	20,772,482	19,095,318
Financial treasury bills	-	157	-	-	157	153	142
Overall total (4)	381,490	31,633	498,731	29,045,424	29,957,278	29,491,996	27,678,618

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Notes to the Consolidated Financial Statements

d) Breakdown of the portfolios by financial statements classification

Securities	R$ thousand
	2011					2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)
Own portfolio	54,222,766	8,975,095	5,192,363	70,592,533	138,982,757	135,190,856	121,204,533
Fixed income securities	50,091,576	8,975,095	5,192,363	70,592,533	134,851,567	131,093,162	116,872,296
• Financial treasury bills	61,145	883,025	468,868	3,693,124	5,106,162	4,740,761	5,669,076
• Purchase and sale commitments (2)	39,562,714	1,322,542	75,244	1,395	40,961,895	30,850,727	26,064,243
• National treasury notes	361,861	1,832	2,375	28,502,887	28,868,955	28,587,310	26,756,800
• Brazilian foreign debt securities	1,136	403	5,094	41,638	48,271	48,756	1,173,836
• Bank deposit certificates	130,506	376,989	36,949	1,152,043	1,696,487	1,724,058	1,083,111
• National treasury bills	64,424	1,264,826	760	235,985	1,565,995	3,292,018	1,242,816
• Foreign corporate securities	11,128	-	1,674	290,288	303,090	239,134	2,902,787
• Debentures	2,303	113,912	2,321,051	15,731,037	18,168,303	16,869,721	10,592,043
• Promissory notes	28,670	1,881,954	-	-	1,910,624	2,863,436	2,995,343
• Foreign government securities	195,120	14,154	-	47	209,321	71,004	351,044
• PGBL/VGBL restricted bonds	3,385,166	2,903,738	2,097,633	16,088,525	24,475,062	31,739,663	30,215,898
• Other	6,287,403	211,720	182,715	4,855,564	11,537,402	10,066,574	7,825,299
Equity securities	4,131,190	-	-	-	4,131,190	4,097,694	4,332,237
• Shares of listed companies (technical provision)	1,897,362	-	-	-	1,897,362	1,859,411	426,983
• Shares of listed companies (other)	2,233,828	-	-	-	2,233,828	2,238,283	3,905,254
Restricted securities	77,960	2,657,710	20,602,649	51,846,577	75,184,896	76,660,459	33,010,809
Repurchase agreements	77,960	2,453,801	20,266,271	50,185,360	72,983,392	74,019,329	19,763,663
• National treasury bills	-	378	92	31,802,649	31,803,119	31,165,320	3,745,607
• Brazilian foreign debt securities	28,463	-	493,637	932,726	1,454,826	1,515,860	827,566
• Financial treasury bills	-	4,686	3,887	759,059	767,632	1,804,477	7,037,921
• National treasury notes	-	2,448,737	19,768,655	13,285,790	35,503,182	36,844,793	8,143,208
• Foreign corporate securities	49,497	-	-	3,405,136	3,454,633	2,688,879	9,361
Central Bank	-	-	-	-	-	-	6,990,404
• National treasury bills	-	-	-	-	-	-	1,411,074
• National treasury notes	-	-	-	-	-	-	2,207,463
• Financial treasury bills	-	-	-	-	-	-	3,371,867

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Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2011					2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)
Privatization currencies	-	-	-	85,456	85,456	87,658	92,156
Guarantees provided	-	203,909	336,378	1,575,761	2,116,048	2,553,472	6,164,586
• National treasury bills	-	12,554	-	69,043	81,597	467,091	1,170,616
• Financial treasury bills	-	191,355	336,378	1,506,718	2,034,451	2,086,381	2,645,450
• National treasury notes	-	-	-	-	-	-	2,348,520
Derivative financial instruments (1)	1,873,780	236,163	1,045,616	100,609	3,256,168	1,610,385	3,051,520
Securities subject to repurchase agreements but not restricted	-	-	-	57,780	57,780	56,290	41,727
• Financial treasury bills	-	-	-	57,780	57,780	56,290	41,727
Overall total	56,174,506	11,868,968	26,840,628	122,597,499	217,481,601	213,517,990	157,308,589
%	25.8	5.5	12.3	56.4	100.0	100.0	100.0

(1) Consistent with the criterion adopted by Bacen Circular Letter 3,068/02 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedge under the category “Trading Securities”;
(2) These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;
(3) The investment fund quotas were distributed according to the instruments composing their portfolios and preserving the category classification of the funds;
(4) In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068/02, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified as ‘held-to-maturity’ . This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations as of March 31, 2011;
(5) The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6) This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost in the amount of R$3,866,748 thousand (December 31, 2010 – R$4,607,874 thousand and March 31, 2010 – R$3,602,028 thousand);
(7) The market value of securities is determined based on the market price available on the balance sheet date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on pricing models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of the respective quotas; and
(8) In the first quarter of 2011, no other than temporary losses were realized in the amount of 122 thousand (fourth quarter of 2010 – R$429 thousand and in the first quarter of 2010 there were no temporary losses) for the securities classified as “available for sale”.

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Notes to the Consolidated Financial Statements

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the balance sheet or memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its client’s requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments with a view to mitigating the risks of operations carried out by the Bank and its subsidiaries.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments, are stated in the consolidated balance sheet at their estimated fair value. Fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market price quotations are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from BM&FBovespa (Futures and Commodities Exchange) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair value of loan derivative instruments is determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to price the volatilities.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are recorded at Cetip (OTC Clearing House) and BM&FBovespa.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

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Notes to the Consolidated Financial Statements

I) Amount of derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand
	2011		2010
	March 31		December 31		March 31
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	4,153,045		6,764,620		26,422,667
- Interbank market	3,570,955	-	3,936,872	-	20,889,122	-
- Foreign currency	582,090	-	2,827,748	-	5,531,713	-
- Other	-	-	-	-	1,832	-
Sale commitments:	131,055,411		177,760,310		129,927,454
- Interbank market (1)	116,852,636	113,281,681	159,915,878	155,979,006	108,657,000	87,767,878
- Foreign currency (2)	14,200,271	13,618,181	17,844,432	15,016,684	21,238,341	15,706,628
- Other	2,504	2,504	-	-	32,113	30,281

Option contracts
Purchase commitments:	42,853,462		85,409,928		44,323,113
- Interbank market	42,072,300	-	84,652,580	-	39,392,127	-
- Foreign currency	171,082	-	82,119	-	4,209,752	-
- Other	610,080	30,517	675,229	16,192	721,234	-
Sale commitments:	45,086,929		86,308,930		81,127,781
- Interbank market	44,112,150	2,039,850	85,443,870	791,290	74,893,670	35,501,543
- Foreign currency	395,216	224,134	206,023	123,904	5,381,028	1,171,276
- Other	579,563	-	659,037	-	853,083	131,849

Forward contracts
Purchase commitments:	6,095,987		5,109,643		4,958,099
- Interbank market	1,200,365	739,642	-	-	-	-
- Foreign currency	4,884,985	-	5,091,958	-	2,881,248	-
- Other	10,637	-	17,685	-	2,076,851	430,214
Sale commitments:	7,403,577		6,165,612		5,618,682
- Interbank market	460,723	-	-	-	-	-
- Foreign currency	6,923,202	2,038,217	6,046,744	954,786	3,972,045	1,090,797
- Other	19,652	9,015	118,868	101,183	1,646,637	-

Swap contracts
Beneficiary:	17,364,047		17,020,121		18,543,044
- Interbank market	2,842,028	-	2,662,419	-	5,279,252	1,364,129
- Fixed rate	500,205	124,306	681,274	28,412	969,199	-
- Foreign currency (3)	11,555,349	4,122,293	11,102,853	4,102,651	9,781,197	-
- Reference Interest Rate - TR	15,000	-	928,413	-	1,913,666	1,905,042
- Special Clearance and Custody System (Selic)	49,036	16,211	49,476	15,577	46,788	-
- General Price Index –Market (IGP-M)	1,611,190	1,337,701	1,148,311	975,489	148,260	-
- Other	791,239	358,236	447,375	25,699	404,682	-
Guarantor:	16,298,823		15,932,852		17,885,017
- Interbank market	6,516,636	3,674,608	6,423,864	3,761,445	3,915,123	-
- Fixed rate	375,899	-	652,862	-	1,629,509	660,310
- Foreign currency (3)	7,433,056	-	7,000,202	-	11,005,526	1,224,329
- TR	1,233,915	1,218,915	1,227,527	299,114	8,624	-
- Selic	32,825	-	33,899	-	77,180	30,392
- IGP-M	273,489	-	172,822	-	701,445	553,185
- Other	433,003	-	421,676	-	547,610	142,928

Derivatives include operations maturing in D+1.

(1) Includes cash flow hedges to protect CDI-related funding in the amount of R$48,448,146 thousand (December 31, 2010 –R$78,103,695 thousand and March 31, 2010 – R$53,418,721 thousand) (Note 8g);
(2) Includes specific hedges to protect investments abroad that totaled R$17,371,105 thousand (December 31, 2010 – R$17,512,203 thousand and March 31, 2010, R$15,505,354 thousand); and
(3) Includes derivative credit operations (Note 8f).

For the purposes of obtaining an increased liquidation guarantee in operations with Financial Institutions and Customers, Bradesco set forth agreements for compensation and liquidation of obligations within the National Financial System, in accordance with CMN Resolution 3,263/05.

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Notes to the Consolidated Financial Statements

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand
	2011			2010
	March 31			December 31			March 31
	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market Value
Adjustment receivables – swaps	1,329,804	77,551	1,407,355	1,262,887	71,101	1,333,988	939,357	76,728	1,016,085
Receivable forward purchases	1,200,258	-	1,200,258	2,810	-	2,810	1,042,512	(993)	1,041,519
Receivable forward sales	624,656	-	624,656	213,684	432	214,116	906,302	(640)	905,662
Premiums on exercisable options	38,763	(14,864)	23,899	52,448	7,023	59,471	100,354	(12,100)	88,254
Total assets	3,193,481	62,687	3,256,168	1,531,829	78,556	1,610,385	2,988,525	62,995	3,051,520
Adjustment payables – swaps	(332,308)	(9,823)	(342,131)	(232,481)	(14,238)	(246,719)	(330,120)	(27,938)	(358,058)
Payable forward purchases	(1,476,498)	-	(1,476,498)	(271,865)	-	(271,865)	(1,120,793)	993	(1,119,800)
Payable forward sales	(472,518)	-	(472,518)	(106,485)	(432)	(106,917)	(858,580)	640	(857,940)
Premiums on written options	(93,712)	27,162	(66,550)	(109,456)	5,257	(104,199)	(164,312)	31,371	(132,941)
Total liabilities	(2,375,036)	17,339	(2,357,697)	(720,287)	(9,413)	(729,700)	(2,473,805)	5,066	(2,468,739)

III) Futures, option, forward and swap contracts – (Notional)

	R$ thousand
	2011					2010
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on March 31	Total on December 31	Total on March 31
Futures contracts	22,438,066	16,368,449	51,208,217	45,193,724	135,208,456	184,524,930	156,350,121
Option contracts	81,364,523	4,895,966	1,461,422	218,480	87,940,391	171,718,858	125,450,894
Forward contracts	5,694,845	1,676,955	2,343,643	3,784,121	13,499,564	11,275,255	10,576,781
Swap contracts	1,555,964	1,410,558	2,954,834	10,035,336	15,956,692	15,686,133	17,526,959
Total on March 31, 2011	111,053,398	24,351,928	57,968,116	59,231,661	252,605,103
Total on December 31, 2010	178,753,532	99,258,818	19,245,027	85,947,799		383,205,176
Total on March 31, 2010	97,000,546	126,328,610	55,773,886	30,801,713			309,904,755

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Notes to the Consolidated Financial Statements

IV) Types of guarantee margin for derivative financial instruments, mainly futures contracts

	R$ thousand
	2011	2010
	March 31	December 31	March 31
Government securities
National treasury notes	1,908,368	1,942,300	2,188,603
Financial treasury bills	30,453	29,650	763,341
National treasury bills	2,520,527	2,606,763	900,399
Total	4,459,348	4,578,713	3,852,343

V) Revenues and expenses, net

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Swap contracts	170,809	285,178	(75,999)
Forward contracts	(87,241)	(21,721)	(24,945)
Option contracts	11,617	(177,463)	119,836
Futures contracts	545,361	476,866	(134,004)
Foreign exchange variation of investments abroad	(268,557)	(270,651)	76,350
Total	371,989	292,209	(38,762)

VI) Overall amounts of derivative financial instruments, broken down by trading place and counter parties

	R$ thousand
	2011	2010
	March 31	December 31	March 31
Cetip - OTC Clearing House (over-the-counter)	21,355,401	7,341,345	10,629,165
BM&FBovespa (stock exchange)	219,107,487	364,515,891	287,253,663
Foreign (over-the-counter) (1)	9,673,186	8,344,788	6,452,544
Foreign (stock exchange) (1)	2,469,029	3,003,152	5,569,383
Total	252,605,103	383,205,176	309,904,755

(1) Comprise operations carried out on the Stock Exchanges of Chicago and New York and the over-the-counter markets.

On March 31, 2011, counter parties are distributed among corporate entities with 94%, financial institutions with 5% and individuals/others with 1%.

Bradesco	133

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Notes to the Consolidated Financial Statements

f) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred) . The selling counterparty receives remuneration that is usually paid in a linear manner during the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	Credit risk amount			Effect on the calculation of the required shareholders’ equity
	2011	2010		2011	2010
	March 31	December 31	March 31	March 31	December 31	March 31
Sold protection
Credit swaps whose underlying assets are:
• Securities – Brazilian public debt	(472,323)	(483,198)	(739,115)	-	-	-
• Securities – Foreign public debt	-	-	(641,160)	-	-	(35,264)
• Derivatives with companies	(3,257)	(3,332)	(3,562)	(179)	(183)	(196)
Purchased protection
Credit swaps whose underlying assets are:
• Securities – Brazilian public debt	496,754	591,501	6,653,816	-	-	-
• Derivatives with companies	4,886	13,330	14,248	537	1,466	1,567
Total	26,060	118,301	5,284,227	358	1,283	(33,893)
Deposited margin	4,072	181,442	352,832

Bradesco carries out operations involving credit derivatives in order to better manage its risk exposure and assets. Contracts related to the credit derivatives operations described above have several maturities up to 2013. The mark-to-market of protection rates that remunerate the counterparty selling protection amounts to R$1,337 thousand (December 31, 2010 – R$1,712 thousand and March 31, 2010 – R$(2,894) thousand) . There was no credit event related to triggering events as defined in the contracts in the period.

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Notes to the Consolidated Financial Statements

g) Cash flow hedge

Bradesco used cash flow hedges to protect its cash flows from payment of interest rates on funds indexed to Bank Deposit Certificates (CDB), related to variable interest rate risk of Interbank Deposit Rate (DI Cetip), converting variable payments into fixed payments.

Bradesco trades DI Future contracts at BM&FBovespa as from 2009, used as a cash flow hedge for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2011	2010
	March 31	December 31	March 31
DI Future with maturity between 2011 and 2017	48,448,146	78,103,695	53,418,721
Funding indexed to CDI	48,411,496	77,842,445	53,064,015
Mark-to-market adjustment recorded in shareholders’ equity (1)	453,835	314,016	67,030
Non-effective market value recorded in income	17	19	11,961

(1) The adjustment in the shareholders’ equity is R$272,301 thousand net of tax effects (December 31, 2010 - R$188,410 thousand and March 31, 2010 - R$40,218 thousand).

The effectiveness of the hedge portfolio was assessed in conformity with Bacen Circular Letter 3,082/02.

h) Income from securities, insurance, private pension plans and savings bonds financial activities and derivative financial instruments

	R$ thousand
	2011	2010
	1st quarter	4th quarter	1st quarter
Fixed income securities	2,969,953	2,765,593	1,550,784
Interbank investments (Note 7b)	2,379,912	2,287,325	2,261,158
Equity securities	(4,728)	(27,503)	11,533
Subtotal	5,345,137	5,025,415	3,823,475
Financial result of insurance, private pension plans and savings bonds	2,725,934	2,764,781	2,272,263
Income from derivative financial instruments (Note 8e V)	371,989	292,209	(38,762)
Total	8,443,060	8,082,405	6,056,976

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Notes to the Consolidated Financial Statements

9) INTERBANK ACCOUNTS – RESTRICTED DEPOSITS

a) Mandatory reserve

	R$ thousand
	Remuneration	2011	2010
		March 31	December 31	March 31
Reserve requirements – demand deposits	not remunerated	8,385,908	10,944,382	9,139,508
Reserve requirements – savings deposits	savings index	10,901,726	10,755,153	9,192,045
Time reserve requirements (1)	Selic rate	19,531,331	17,395,554	-
Collection of funds from rural loan (2)	not remunerated	39,722	39,722	-
Additional reserve requirements (3)	Selic rate	26,818,529	26,062,208	17,093,165
• Savings deposits		5,450,864	5,377,577	4,596,022
• Demand deposits		4,203,771	4,732,221	2,620,896
• Time deposits		17,163,894	15,952,410	9,876,247
Restricted deposits – National Housing System (SFH)	TR + interest rate	511,329	507,704	492,051
Funds from rural loan	not remunerated	578	578	578
Total		66,189,123	65,705,301	35,917,347

(1) Pursuant to BACEN Circular 3,513/10, as from December 2010, Banks are collecting 20% from time deposits in cash;
(2) Pursuant to BACEN Circular 3,460/09, as of August 2010, Banks are liable to collect funds from rural loan (on cash funds) that were not loaned, to be refunded in August 2011; and.
(3) Pursuant to BACEN Circular 3,514/10, as from December 2010, additional liabilities began to be met in cash with the Selic rate at the following rates: demand and time deposits – 12%; and savings deposits – 10%.

b) Result from compulsory deposits

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Compulsory deposits - Bacen (reserves requirement)	1,369,038	998,705	178,743
Restricted deposits - SFH	7,194	7,075	5,957
Total	1,376,232	1,005,780	184,700

136	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

10) LOAN OPERATIONS

Information related to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of credit, can be found below:

a) By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2011		2010
							Total on March 31 (A)	% (6)	Total on December 31 (A)	% (6)	Total on March 31 (A)	% (6)
Discounted trade receivables and loans (1)	16,243,266	11,942,572	8,793,549	12,724,667	15,363,165	40,429,590	105,496,809	39.5	100,887,349	39.0	83,315,958	38.3
Financing	3,134,831	2,845,356	2,739,046	6,976,750	11,634,259	45,387,175	72,717,417	27.2	69,399,287	26.9	52,210,843	23.9
Agricultural and agribusiness financing	971,890	519,003	820,118	2,724,073	2,941,073	5,908,863	13,885,020	5.2	13,380,273	5.2	11,846,086	5.4
Subtotal	20,349,987	15,306,931	12,352,713	22,425,490	29,938,497	91,725,628	192,099,246	71.9	183,666,909	71.1	147,372,887	67.6
Leasing operations	716,790	572,975	544,299	1,553,590	2,739,820	6,632,264	12,759,738	4.8	14,057,847	5.4	17,214,169	7.9
Advances on foreign exchange contracts (2)	1,119,034	993,178	600,650	1,687,821	1,308,985	-	5,709,668	2.1	4,164,193	1.6	5,072,933	2.3
Subtotal	22,185,811	16,873,084	13,497,662	25,666,901	33,987,302	98,357,892	210,568,652	78.8	201,888,949	78.1	169,659,989	77.8
Other receivables (3)	4,518,953	2,334,261	1,090,667	2,011,498	1,390,344	324,255	11,669,978	4.4	12,843,223	5.0	11,404,669	5.2
Total loan operations	26,704,764	19,207,345	14,588,329	27,678,399	35,377,646	98,682,147	222,238,630	83.2	214,732,172	83.1	181,064,658	83.0
Sureties and guarantees (4)	2,155,913	634,583	1,216,552	2,727,296	3,153,179	32,578,729	42,466,252	15.9	40,765,971	15.8	34,713,667	15.9
Credit assignment (5)	27,200	25,217	23,631	62,545	103,292	164,535	406,420	0.2	416,193	0.2	377,615	0.2
Credit assignment – Real Estate Receivables Certificate	23,365	23,364	23,363	67,240	100,349	337,380	575,061	0.2	598,263	0.2	741,769	0.3
Acquisition of credit card receivables	355,953	158,748	113,080	294,232	333,165	80,555	1,335,733	0.5	1,832,999	0.7	1,298,031	0.6
Overall total on March 31, 2011	29,267,195	20,049,257	15,964,955	30,829,712	39,067,631	131,843,346	267,022,096	100.0
Overall total on December 31, 2010	28,587,770	19,425,610	13,839,372	30,039,334	39,177,818	127,275,694			258,345,598	100.0
Overall total on March 31, 2010	26,490,932	17,386,183	13,413,874	26,030,156	32,098,741	102,775,854					218,195,740	100.0

Bradesco	137

Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Installments past due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2011		2010
						Total on March 31 (B)	% (6)	Total on December 31 (B)	% (6)	Total on March 31 (B)	% (6)
Discounted trade receivables and loans (1)	872,432	900,350	804,026	1,488,983	1,900,664	5,966,455	82.4	5,293,765	81.1	5,107,267	76.3
Financing	183,678	138,220	64,904	126,299	148,224	661,325	9.1	636,073	9.8	822,287	12.3
Agricultural and agribusiness financing	14,628	15,570	8,750	22,963	27,061	88,972	1.2	109,583	1.7	133,450	2.0
Subtotal	1,070,738	1,054,140	877,680	1,638,245	2,075,949	6,716,752	92.7	6,039,421	92.6	6,063,004	90.6
Leasing operations	93,049	74,990	39,215	82,631	118,859	408,744	5.6	412,313	6.3	491,298	7.3
Advances on foreign exchange contracts (2)	4,602	5,880	1,528	5,978	-	17,988	0.2	24,805	0.4	53,016	0.8
Subtotal	1,168,389	1,135,010	918,423	1,726,854	2,194,808	7,143,484	98.5	6,476,539	99.3	6,607,318	98.7
Other receivables (3)	4,553	362	258	75,826	25,948	106,947	1.5	45,225	0.7	84,019	1.3
Overall total on March 31, 2011	1,172,942	1,135,372	918,681	1,802,680	2,220,756	7,250,431	100.0
Overall total on December 31, 2010	978,467	922,163	870,522	1,533,757	2,216,855			6,521,764	100.0
Overall total on March 31, 2010	1,120,947	996,479	838,662	1,590,658	2,144,591					6,691,337	100.0

138	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2011		2010
							Total on March 31 (C)	% (6)	Total on December 31 (C)	% (6)	Total on March 31 (C)	% (6)
Discounted trade receivables and loans (1)	420,041	412,387	313,292	708,885	1,002,706	1,942,943	4,800,254	46.0	4,134,487	44.1	3,942,348	38.0
Financing	173,747	169,563	152,218	434,877	718,514	1,841,729	3,490,648	33.5	3,010,859	32.2	3,504,229	33.9
Agricultural and agribusiness financing	6,421	2,253	2,551	11,812	12,355	252,544	287,936	2.8	314,295	3.3	358,153	3.5
Subtotal	600,209	584,203	468,061	1,155,574	1,733,575	4,037,216	8,578,838	82.3	7,459,641	79.6	7,804,730	75.4
Leasing operations	83,942	72,547	68,941	206,327	389,760	1,018,078	1,839,595	17.6	1,895,783	20.3	2,543,881	24.6
Subtotal	684,151	656,750	537,002	1,361,901	2,123,335	5,055,294	10,418,433	99.9	9,355,424	99.9	10,348,611	100.0
Other receivables (3)	253	252	252	735	1,296	1,483	4,271	0.1	4,617	0.1	2,209	0.0
Overall total on March 31, 2011	684,404	657,002	537,254	1,362,636	2,124,631	5,056,777	10,422,704	100.0
Overall total on December 31, 2010	573,765	584,971	468,722	1,210,396	1,923,779	4,598,408			9,360,041	100.0
Overall total on March 31, 2010	711,280	553,085	538,586	1,338,233	2,115,167	5,094,469					10,350,820	100.0

Bradesco	139

Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2011		2010
	Total on March 31 (A+B+C)	% (6)	Total on December 31 (A+B+C)	% (6)	Total on March 31 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	116,263,518	40.9	110,315,601	40.2	92,365,573	39.2
Financing	76,869,390	27.0	73,046,219	26.6	56,537,359	24.0
Agricultural and agribusiness financing	14,261,928	5.0	13,804,151	5.0	12,337,689	5.2
Subtotal	207,394,836	72.9	197,165,971	71.8	161,240,621	68.4
Leasing operations	15,008,077	5.3	16,365,943	6.0	20,249,348	8.6
Advances on foreign exchange contracts (2)	5,727,656	2.0	4,188,998	1.5	5,125,949	2.2
Subtotal	228,130,569	80.2	217,720,912	79.3	186,615,918	79.2
Other receivables (3)	11,781,196	4.1	12,893,065	4.7	11,490,897	4.9
Total loan operations	239,911,765	84.3	230,613,977	84.0	198,106,815	84.1
Sureties and guarantees (4)	42,466,252	14.9	40,765,971	14.9	34,713,667	14.8
Credit assignment (5)	406,420	0.1	416,193	0.2	377,615	0.2
Credit assignment – Real Estate Receivable Certificate	575,061	0.2	598,263	0.2	741,769	0.3
Acquisition of credit card receivables	1,335,733	0.5	1,832,999	0.7	1,298,031	0.6
Overall total on March 31, 2011	284,695,231	100.0
Overall total on December 31, 2010			274,227,403	100.0
Overall total on March 31, 2010					235,237,897	100.0

(1) It includes loans of credit card operations and operations for advances of credit card receivables in the amount of R$15,890,839 thousand (December 31, 2010 – R$14,864,643 thousand and March 31, 2010 – R$11,363,508 thousand);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credit instruments receivable, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and credit purchases from storeowners) in the amount of R$10,619,139 thousand (December 31, 2010 – R$11,559,248 thousand and March 31, 2010 - R$9,271,887 thousand);
(4) Recorded in memorandum accounts;
(5) Restated amount of credit assignment up to March 31, 2011, net of installments received; and
(6) Ratio between each type and the total loan portfolio including sureties and guarantee, credit assignment and acquisition of receivables.

140	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b) By type and risk level

	R$ thousand
	Risk levels
	AA	A	B	C	D	E	F	G	H	2011		2010
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Discounted trade receivables and loans	23,728,616	49,097,032	8,996,558	21,808,373	2,961,779	1,327,533	1,107,622	1,022,715	6,213,290	116,263,518	48.5	110,315,601	47.8	92,365,573	46.7
Financings	12,432,017	34,034,734	9,315,961	18,510,393	845,296	299,007	230,796	173,509	1,027,677	76,869,390	32.0	73,046,219	31.7	56,537,359	28.5
Agricultural and agribusiness financings	1,817,769	3,219,313	1,837,951	6,521,253	452,365	83,743	220,522	30,558	78,454	14,261,928	5.9	13,804,151	6.0	12,337,689	6.2
Subtotal	37,978,402	86,351,079	20,150,470	46,840,019	4,259,440	1,710,283	1,558,940	1,226,782	7,319,421	207,394,836	86.4	197,165,971	85.5	161,240,621	81.4
Leasing operations	111,416	5,442,178	2,204,799	5,609,557	379,826	171,394	151,805	124,174	812,928	15,008,077	6.3	16,365,943	7.1	20,249,348	10.2
Advances on foreign exchange contracts (2)	2,860,645	1,546,870	799,235	465,170	26,705	9,560	4,379	1,140	13,952	5,727,656	2.4	4,188,998	1.8	5,125,949	2.6
Subtotal	40,950,463	93,340,127	23,154,504	52,914,746	4,665,971	1,891,237	1,715,124	1,352,096	8,146,301	228,130,569	95.1	217,720,912	94.4	186,615,918	94.2
Other receivables	197,528	8,770,847	389,009	1,952,683	84,602	27,531	20,354	15,649	322,993	11,781,196	4.9	12,893,065	5.6	11,490,897	5.8
Overall total on March 31, 2011	41,147,991	102,110,974	23,543,513	54,867,429	4,750,573	1,918,768	1,735,478	1,367,745	8,469,294	239,911,765	100.0
%	17.2	42.6	9.8	22.9	2.0	0.8	0.6	0.6	3.5	100.0
Overall total on December 31, 2010	39,935,375	99,774,282	22,110,084	51,409,501	4,285,133	1,824,257	1,652,872	1,329,007	8,293,466			230,613,977	100.0
%	17.3	43.3	9.6	22.3	1.9	0.8	0.6	0.6	3.6			100.0
Overall total on March 31, 2010	31,457,209	89,384,330	21,247,711	38,895,060	3,961,348	1,787,581	1,745,041	1,429,575	8,198,960					198,106,815	100.0
%	15.9	45.1	10.7	19.7	2.0	0.9	0.9	0.7	4.1					100.0

(1) Ratio between the type and total of loan portfolio without sureties and guarantee, assignment of loans and acquisition of receivables; and
(2) Note 11a.

Bradesco	141

Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c) Maturity ranges and risk level

	R$ thousand
	Risk levels
	Non-performing loan operations
	AA	A	B	C	D	E	F	G	H	2011		2010
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Outstanding
installments	-	-	1,948,012	2,472,547	1,262,654	826,395	704,618	557,429	2,651,049	10,422,704	100.0	9,360,041	100.0	10,350,820	100.0
1 to 30	-	-	145,408	195,634	75,258	45,722	35,791	30,965	155,626	684,404	6.6	573,765	6.1	711,280	6.9
31 to 60	-	-	130,466	185,968	71,894	45,342	35,857	32,093	155,382	657,002	6.3	584,971	6.2	553,085	5.3
61 to 90	-	-	110,808	139,487	60,435	38,318	29,941	26,247	132,018	537,254	5.2	468,722	5.0	538,586	5.2
91 to 180	-	-	248,070	333,221	159,702	105,194	81,984	72,007	362,458	1,362,636	13.1	1,210,396	12.9	1,338,233	12.9
181 to 360	-	-	387,009	505,323	248,765	159,862	127,835	114,719	581,118	2,124,631	20.4	1,923,779	20.6	2,115,167	20.4
More than 360	-	-	926,251	1,112,914	646,600	431,957	393,210	281,398	1,264,447	5,056,777	48.4	4,598,408	49.2	5,094,469	49.3
Past due installments (2)	-	-	453,320	941,673	713,523	551,589	526,243	532,486	3,531,597	7,250,431	100.0	6,521,764	100.0	6,691,337	100.0
1 to 14	-	-	15,404	82,770	34,954	19,118	15,006	12,425	65,442	245,119	3.4	215,260	3.3	249,028	3.7
15 to 30		-	395,770	252,798	87,233	36,748	24,714	19,818	110,742	927,823	12.8	763,207	11.7	871,919	13.0
31 to 60	-	-	25,859	565,346	181,031	86,711	51,823	39,396	185,206	1,135,372	15.7	922,163	14.1	996,479	14.9
61 to 90	-	-	16,287	20,916	392,568	117,772	73,006	54,859	243,273	918,681	12.7	870,522	13.3	838,662	12.5
91 to 180	-	-	-	19,843	17,737	284,086	349,309	389,467	742,238	1,802,680	24.8	1,533,757	23.5	1,590,658	23.8
181 to 360	-	-	-	-	-	7,154	12,385	16,521	1,974,777	2,010,837	27.7	2,046,713	31.5	2,071,121	31.0
More than 360	-	-	-	-	-	-	-	-	209,919	209,919	2.9	170,142	2.6	73,470	1.1
Subtotal	-	-	2,401,332	3,414,220	1,976,177	1,377,984	1,230,861	1,089,915	6,182,646	17,673,135		15,881,805		17,042,157
Specific provision	-	-	24,013	102,427	197,617	413,396	615,431	762,940	6,182,646	8,298,470		7,898,327		8,230,070

(1) Ratio between maturities and type of installments; and
(2) Operations maturing after 36 months have their past-due periods multiplied by two, as allowed by CMN Rule no. 2,682/99.

142	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Risk levels
	Performing loan operations
	AA	A	B	C	D	E	F	G	H	2011		2010
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Outstanding installments	41,147,991	102,110,974	21,142,181	51,453,209	2,774,396	540,784	504,617	277,830	2,286,648	222,238,630	100.0	214,732,172	100.0	181,064,658	100.0
1 to 30	3,839,362	14,999,002	1,705,539	5,344,211	258,288	67,248	46,659	38,898	405,557	26,704,764	12.0	26,855,930	12.5	24,454,910	13.5
31 to 60	3,313,344	10,079,772	1,381,398	3,954,637	148,442	43,295	30,085	23,287	233,085	19,207,345	8.6	18,395,576	8.6	14,672,469	8.1
61 to 90	2,984,310	6,684,192	1,363,080	3,274,746	102,133	27,522	18,661	14,034	119,651	14,588,329	6.6	12,750,614	5.9	12,709,605	7.0
91 to 180	4,512,976	13,008,910	2,866,375	6,608,163	294,944	63,313	42,878	32,494	248,346	27,678,399	12.5	26,835,424	12.5	23,817,915	13.2
181 to 360	6,144,886	16,371,692	3,619,273	8,315,134	389,619	85,683	60,804	41,555	349,000	35,377,646	15.9	34,901,919	16.3	28,321,209	15.6
More than 360	20,353,113	40,967,406	10,206,516	23,956,318	1,580,970	253,723	305,530	127,562	931,009	98,682,147	44.4	94,992,709	44.2	77,088,550	42.6
Generic provision	-	510,555	211,422	1,543,596	277,440	162,235	252,308	194,481	2,286,648	5,438,685		5,389,925		4,600,769
Overall total on March 31, 2011 (2)	41,147,991	102,110,974	23,543,513	54,867,429	4,750,573	1,918,768	1,735,478	1,367,745	8,469,294	239,911,765
Existing provision	-	512,065	239,709	2,831,119	1,257,691	927,218	1,164,418	1,338,544	8,469,294	16,740,058
Minimum required provision	-	510,555	235,435	1,646,023	475,057	575,631	867,739	957,421	8,469,294	13,737,155
Excess provision	-	1,510	4,274	1,185,096	782,634	351,587	296,679	381,123	-	3,002,903
Overall total on December 31, 2010 (2)	39,935,375	99,774,282	22,110,084	51,409,501	4,285,133	1,824,257	1,652,872	1,329,007	8,293,466			230,613,977
Existing provision	-	500,501	225,205	2,864,393	1,121,002	876,283	1,106,816	1,302,005	8,293,466			16,289,671
Minimum required provision	-	498,871	221,101	1,542,285	428,513	547,277	826,435	930,304	8,293,466			13,288,252
Excess provision	-	1,630	4,104	1,322,108	692,489	329,006	280,381	371,701	-			3,001,419
Overall total on March 31, 2010 (2)	31,457,209	89,384,330	21,247,711	38,895,060	3,961,348	1,787,581	1,745,041	1,429,575	8,198,960					198,106,815
Existing provision	-	568,508	226,361	2,373,311	1,045,904	857,719	1,171,629	1,393,415	8,198,960					15,835,807
Minimum required provision	-	446,920	212,477	1,166,851	396,135	536,274	872,521	1,000,701	8,198,960					12,830,839
Excess provision	-	121,588	13,884	1,206,460	649,769	321,445	299,108	392,714	-					3,004,968

(1) Ratio between maturities and types; and
(2) The overall total includes performing loan operations in the amount of R$222,238,630 thousand (December 31, 2010 – R$214,732,172 thousand and March 31, 2010 – R$181,064,658 thousand) and non-performing loan operations of R$17,673,135 thousand (December 31, 2010 – R$15,881,805 thousand and March 31, 2010 – R$17,042,157 thousand)

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Notes to the Consolidated Financial Statements

d) Concentration of loan operations

	R$ thousand
	2011		2010
	March 31%		December 31%		March 31%
Largest borrower	2,320,839	1.0	2,687,550	1.2	2,328,998	1.2
10 largest borrowers	12,644,447	5.3	13,072,697	5.7	12,441,160	6.3
20 largest borrowers	19,731,269	8.2	20,477,156	8.9	18,876,402	9.5
50 largest borrowers	33,014,477	13.8	32,483,992	14.1	29,905,508	15.1
100 largest borrowers	42,363,261	17.7	41,284,361	17.9	37,913,430	19.1

e) By economic activity sector

	R$ thousand
	2011		2010
	March 31%		December 31%		March 31%
Public sector	1,008,058	0.4	973,496	0.4	1,545,836	0.8
Federal Government	609,564	0.2	585,520	0.2	1,046,540	0.6
Petrochemical	598,343	0.2	571,976	0.2	1,012,311	0.6
Financial intermediaries	11,221	-	13,544	-	34,229	-
State Government	398,494	0.2	387,976	0.2	499,296	0.2
Production and distribution of electricity	398,494	0.2	387,976	0.2	499,296	0.2
Private sector	238,903,707	99.6	229,640,481	99.6	196,560,979	99.2
Manufacturing	46,561,663	19.4	45,268,088	19.5	39,351,328	19.9
Food products and beverages	11,880,625	5.0	11,276,005	4.9	10,615,070	5.4
Steel, metallurgy and mechanics	7,946,450	3.3	7,263,943	3.1	6,410,845	3.2
Chemical	4,202,933	1.7	4,706,105	2.0	4,277,893	2.2
Pulp and paper	3,025,499	1.3	3,115,730	1.4	2,341,076	1.2
Textiles and apparel	2,934,453	1.2	2,759,043	1.2	2,122,336	1.1
Rubber and plastic articles	2,412,092	1.0	2,312,310	1.0	1,999,239	1.0
Light and heavy vehicles	2,164,101	0.9	1,907,383	0.8	1,525,742	0.8
Oil refining and production of alcohol	2,150,942	0.9	2,137,583	0.9	2,040,310	1.0
Electric and electronic products	1,901,961	0.8	1,923,533	0.8	1,259,123	0.6
Extraction of metallic and non-metallic ores	1,700,383	0.7	1,788,928	0.8	1,778,908	0.9
Furniture and wood products	1,661,672	0.7	1,635,419	0.7	1,326,766	0.7
Non-metallic materials	1,373,244	0.6	1,277,490	0.6	1,012,428	0.5
Automotive parts and accessories	993,373	0.4	974,309	0.4	844,099	0.4
Publishing, printing and reproduction	590,803	0.2	565,256	0.2	423,772	0.2
Leather articles	527,081	0.2	555,662	0.2	458,614	0.2
Other industries	1,096,051	0.5	1,069,389	0.5	915,107	0.5
Commerce	37,809,367	15.7	34,518,955	15.0	27,003,722	13.6
Merchandise in specialty stores	9,616,061	4.0	8,392,430	3.6	7,052,297	3.6
Food products, beverages and tobacco	4,249,558	1.8	4,429,259	1.9	3,371,904	1.7
Non-specialized retailer	3,687,769	1.5	3,297,315	1.4	2,460,351	1.2
Clothing and footwear	3,339,685	1.4	2,792,636	1.2	1,854,531	0.9
Automobile	3,093,388	1.3	2,974,855	1.3	2,378,704	1.2
Motor vehicle repairs, parts and accessories	2,582,997	1.1	2,445,068	1.1	1,949,643	1.0
Grooming and household articles	2,317,831	0.9	2,201,599	1.0	1,673,090	0.8
Waste and scrap	1,651,279	0.7	1,600,659	0.7	1,322,063	0.7

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Notes to the Consolidated Financial Statements

	R$ thousand
	2011		2010
	March 31%		December 31%		March 31%
Fuel	1,649,099	0.7	1,503,354	0.7	1,221,297	0.6
Agricultural products	1,628,063	0.7	1,170,560	0.5	791,080	0.4
Trade intermediary	1,447,770	0.6	1,276,445	0.6	1,061,298	0.5
Wholesale of goods in general	1,308,477	0.5	1,242,319	0.5	958,315	0.5
Other commerce	1,237,390	0.5	1,192,456	0.5	909,149	0.5
Financial intermediaries	715,810	0.3	565,607	0.3	787,821	0.4
Services	51,771,689	21.6	49,495,659	21.5	42,103,883	21.2
Transportation and storage	13,033,801	5.4	12,256,494	5.3	10,046,446	5.0
Civil construction	11,990,332	5.0	10,965,582	4.8	8,298,177	4.2
Real estate activities, rentals and corporate services	9,829,455	4.1	10,010,920	4.3	8,480,308	4.3
Production and distribution of electric power, gas and water	4,765,562	2.0	4,677,929	2.0	4,839,323	2.5
Holding companies, legal, accounting and business advisory services	2,422,068	1.0	2,346,211	1.0	2,294,610	1.2
Hotels and catering	1,966,105	0.8	1,853,957	0.8	1,484,747	0.7
Social services, education, health, defense and social security	1,898,113	0.8	1,900,715	0.8	1,600,175	0.8
Clubs, leisure, cultural and sport activities	1,481,353	0.6	1,352,937	0.6	1,116,442	0.6
Telecommunications	433,151	0.2	797,783	0.4	586,797	0.3
Other services	3,951,749	1.7	3,333,131	1.5	3,356,858	1.6
Agriculture, cattle raising, fishing, forestry and timber industry	3,307,018	1.4	2,907,753	1.3	2,584,978	1.3
Individuals	98,738,160	41.2	96,884,419	42.0	84,729,247	42.8
Total	239,911,765	100.0	230,613,977	100.0	198,106,815	100.0

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Notes to the Consolidated Financial Statements

f) Breakdown of loan operations and allowance for loan losses

Risk level	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2011	2010
	Past due	Outstanding	Total – non- performing loans				% March 31 YTD (2)	% December 31 YTD (2)	% March 31 YTD (2)
AA	-	-	-	41,147,991	41,147,991	17.2	17.2	17.3	15.9
A	-	-	-	102,110,974	102,110,974	42.6	59.8	60.6	61.0
B	453,320	1,948,012	2,401,332	21,142,181	23,543,513	9.8	69.6	70.2	71.7
C	941,673	2,472,547	3,414,220	51,453,209	54,867,429	22.9	92.5	92.5	91.4
Subtotal	1,394,993	4,420,559	5,815,552	215,854,355	221,669,907	92.5
D	713,523	1,262,654	1,976,177	2,774,396	4,750,573	2.0	94.5	94.4	93.4
E	551,589	826,395	1,377,984	540,784	1,918,768	0.8	95.3	95.2	94.3
F	526,243	704,618	1,230,861	504,617	1,735,478	0.6	95.9	95.8	95.2
G	532,486	557,429	1,089,915	277,830	1,367,745	0.6	96.5	96.4	95.9
H	3,531,597	2,651,049	6,182,646	2,286,648	8,469,294	3.5	100.0	100.0	100.0
Subtotal	5,855,438	6,002,145	11,857,583	6,384,275	18,241,858	7.5
Overall total on March 31, 2011	7,250,431	10,422,704	17,673,135	222,238,630	239,911,765	100.0
%	3.0	4.4	7.4	92.6	100.0
Overall total on December 31, 2010	6,521,764	9,360,041	15,881,805	214,732,172	230,613,977
%	2.8	4.1	6.9	93.1	100.0
Overall total on March 31, 2010	6,691,337	10,350,820	17,042,157	181,064,658	198,106,815
%	3.4	5.2	8.6	91.4	100.0

(1) Ratio between risk level and total portfolio; and
(2) Accumulated ratio between risk level and total portfolio.

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Notes to the Consolidated Financial Statements

Risk level	R$ thousand
	Allowance
	Minimum required provision	Minimum required					Additional	Existing	2011	2010
		Specific			Generic	Total			% March 31 YTD (1)	% December 31 YTD (1)	% March 31 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	510,555	510,555	1,510	512,065	0.5	0.5	0.6
B	1.0	4,533	19,480	24,013	211,422	235,435	4,274	239,709	1.0	1.0	1.1
C	3.0	28,250	74,177	102,427	1,543,596	1,646,023	1,185,096	2,831,119	5.2	5.6	6.1
Subtotal		32,783	93,657	126,440	2,265,573	2,392,013	1,190,880	3,582,893	1.6	1.7	1.8
D	10.0	71,352	126,265	197,617	277,440	475,057	782,634	1,257,691	26.5	26.2	26.4
E	30.0	165,477	247,919	413,396	162,235	575,631	351,587	927,218	48.3	48.0	48.0
F	50.0	263,122	352,309	615,431	252,308	867,739	296,679	1,164,418	67.1	67.0	67.1
G	70.0	372,740	390,200	762,940	194,481	957,421	381,123	1,338,544	97.9	98.0	97.5
H	100.0	3,531,597	2,651,049	6,182,646	2,286,648	8,469,294	-	8,469,294	100.0	100.0	100.0
Subtotal		4,404,288	3,767,742	8,172,030	3,173,112	11,345,142	1,812,023	13,157,165	72.1	73.1	74.0
Overall total on March 31, 2011		4,437,071	3,861,399	8,298,470	5,438,685	13,737,155	3,002,903	16,740,058	7.0
%		26.5	23.1	49.6	32.5	82.1	17.9	100.0
Overall total on December 31, 2010		4,228,196	3,670,131	7,898,327	5,389,925	13,288,252	3,001,419	16,289,671		7.1
%		26.0	22.5	48.5	33.1	81.6	18.4	100.0
Overall total on March 31, 2010		4,305,352	3,924,718	8,230,070	4,600,769	12,830,839	3,004,968	15,835,807			8.0
%		27.2	24.8	52.0	29.0	81.0	19.0	100.0

(1) Ratio between existing allowance and total portfolio by risk level.

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Notes to the Consolidated Financial Statements

g) Breakdown of allowance for loan losses

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Opening balance	16,289,671	16,018,740	16,313,243
- Specific provision (1)	7,898,327	7,894,836	8,886,147
- Generic provision (2)	5,389,925	5,121,758	4,424,421
- Excess provision (3)	3,001,419	3,002,146	3,002,675
Additions	2,534,045	2,299,160	2,159,287
Reductions	(2,083,658)	(2,028,229)	(2,636,723)
Closing balance	16,740,058	16,289,671	15,835,807
- Specific provision (1)	8,298,470	7,898,327	8,230,070
- Generic provision (2)	5,438,685	5,389,925	4,600,769
- Excess provision (3)	3,002,903	3,001,419	3,004,968

(1) For operations with installments overdue for more than 14 days;
(2) Recorded based on the customer/transaction classification and, accordingly, not included in the preceding item; and
(3) The additional provision is recorded based on Management's experience and expected realization of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risks, together with the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682/99. The additional provision per customer was classified according to the corresponding risk levels (Note 10f);

h) ALL expenses net of amounts recovered

Expenses with the allowance for loan losses, net of recoveries of written-off credits, are as follows:

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Amount recorded	2,534,045	2,299,160	2,159,287
Amount recovered (1)	(613,490)	(722,402)	(508,119)
ALL expense net of amounts recovered	1,920,555	1,576,758	1,651,168

(1) Classified in income from loan operations (Note 10j).

i) Changes in renegotiated portfolio

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Opening balance	6,911,604	6,671,145	5,546,177
Amount renegotiated	1,672,867	1,559,880	1,132,877
Amount received	(763,936)	(736,742)	(485,500)
Write-offs	(546,989)	(582,679)	(352,928)
Closing balance	7,273,546	6,911,604	5,840,626
Allowance for loan losses	4,582,520	4,341,572	3,665,188
Percentage on renegotiation portfolio	63.0%	62.8%	62.8%

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Notes to the Consolidated Financial Statements

j) Income on loan and leasing operations

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Discounted trade receivables and loans	7,184,960	6,976,623	5,781,000
Financings	2,426,774	2,323,003	1,899,641
Agricultural and agribusiness loans	276,512	296,824	270,791
Subtotal	9,888,246	9,596,450	7,951,432
Recovery of credits charged-off as loss	613,490	722,402	508,119
Subtotal	10,501,736	10,318,852	8,459,551
Leasing net of expenses	444,858	499,571	640,112
Total	10,946,594	10,818,423	9,099,663

11) OTHER RECEIVABLES

a) Foreign exchange portfolio

Balance sheet accounts

	R$ thousand
	2011	2010
	March 31	December 31	March 31
Assets – other receivables
Exchange purchases pending settlement	10,984,526	6,702,693	7,921,683
Foreign exchange acceptances and term documents in foreign currencies	-	-	2,121
Exchange sale receivables	5,590,026	2,936,816	2,467,032
(-) Advances in local currency received	(415,051)	(255,129)	(528,962)
Income receivable on advances granted	48,893	61,111	91,355
Total	16,208,394	9,445,491	9,953,229
Liabilities – other liabilities
Exchange sales pending settlement	5,573,821	2,922,559	2,450,726
Exchange purchase payables	11,206,544	6,893,007	8,121,115
(-) Advances on foreign exchange contracts	(5,727,656)	(4,188,998)	(5,125,949)
Other	7,039	5,743	6,465
Total	11,059,748	5,632,311	5,452,357
Net foreign exchange portfolio	5,148,646	3,813,180	4,500,872
Memorandum accounts:
- Loans available for imports	1,570,061	1,465,018	1,315,406
- Confirmed exports loans	35,360	36,271	71,684

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Notes to the Consolidated Financial Statements

Foreign exchange results

Breakdown of foreign exchange transaction results adjusted to facilitate presentation

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Foreign exchange operations result	129,411	120,216	130,877
Adjustments:
- Income on foreign currency financing (1)	5,103	4,161	19,419
- Income on export financing (1)	114,571	102,150	82,464
- Income on foreign investments (2)	152	(749)	46,518
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(2,955)	(8,369)	(158,341)
- Funding expenses (4)	(71,059)	(64,674)	(57,034)
- Other	(56,209)	(35,945)	45,439
Total adjustments	(10,397)	(3,426)	(21,535)
Adjusted foreign exchange operations result	119,014	116,790	109,342

(1) Classified in item “Income from loan operations;”
(2) Stated in item “Income on securities transactions;”
(3) Related to funds for financing advances on foreign exchange contracts and import financing, classified in item “Borrowing and onlending expenses;” and
(4) Refer to funding expenses of investments on foreign exchange transactions.

b) Sundry

	R$ thousand
	2011	2010
	March 31	December 31	March 31
Tax credits (Note 34c)	18,419,399	17,447,015	16,557,045
Credit card operations	11,954,872	13,392,247	10,569,918
Borrowers by escrow deposits	7,858,796	7,545,693	6,609,519
Prepaid taxes	1,493,252	1,802,731	2,072,017
Sundry borrowers	2,023,793	1,763,707	1,675,178
Trade and credit receivables (1)	1,614,387	1,969,457	2,524,335
Advances to Fundo Garantidor de Crédito (Deposit Guarantee Fund – FGC)	487,096	532,761	669,757
Payments to be reimbursed	501,698	518,885	505,281
Receivables from sale of assets	69,542	71,397	67,691
Other	213,352	243,591	194,891
Total	44,636,187	45,287,484	41,445,632

(1) Includes receivables from the acquisition of financial assets from loan operations without substantial transfer of risks and benefits.

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Notes to the Consolidated Financial Statements

12) OTHER ASSETS

a) Foreclosed assets/others

	R$ thousand
	Cost	Provision for losses	Residual value
			2011	2010
			March 31	December 31	March 31
Real estate	149,266	(34,724)	114,542	112,690	143,630
Goods subject to special conditions	57,495	(57,495)	-	-	-
Vehicles and similar	395,839	(121,655)	274,184	286,805	340,932
Inventories/warehouse	28,822	-	28,822	22,628	27,696
Machinery and equipment	19,465	(9,081)	10,384	11,495	5,843
Others	8,211	(7,107)	1,104	1,136	1,122
Total on March 31, 2011	659,098	(230,062)	429,036
Total on December 31, 2010	681,807	(247,053)		434,754
Total on March 31, 2010	775,574	(256,351)			519,223

b) Prepaid expenses

	R$ thousand
	2011	2010
	March 31	December 31	March 31
Commission on the placement of financing (1)	675,777	603,957	755,959
Insurance selling expenses (2)	481,478	476,082	401,743
Advertising and publicity expenses (3)	91,492	65,406	68,636
Other	149,481	127,951	182,248
Total	1,398,228	1,273,396	1,408,586

(1) Commissions paid to storeowners and car dealers;
(2) Commissions paid to brokers for the sale of insurance, private pension plans and savings bond products; and
(3) Prepaid future advertising and marketing expenses.

13) INVESTMENTS

a) Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2011	2010
	March 31	December 31	March 31
- IRB-Brasil Resseguros S.A.	444,682	453,109	427,214
- Integritas Participações S.A.	444,806	431,894	419,564
- Serasa S.A.	83,634	86,558	86,434
- BES Investimento do Brasil S.A.	95,612	94,543	84,931
- Other	82,566	87,233	37,421
Total in affiliates	1,151,300	1,153,337	1,055,564
- Tax incentives	240,089	240,089	260,448
- Other investments	546,425	446,490	501,686
Provision for:
- Tax incentives	(213,252)	(213,252)	(231,074)
- Other investments	(49,874)	(49,874)	(49,937)
Overall total of investments	1,674,688	1,576,790	1,536,687

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Notes to the Consolidated Financial Statements

b) The adjustments resulting from the equity accounting for investments were recorded in income accounts, under “Equity in the Earnings (losses) of Unconsolidated Companies” and corresponded to R$34,188 thousand in the first quarter of 2011 (R$60,562 thousand in the fourth quarter of 2010 and R$28,755 thousand in the first quarter of 2010).

Companies	R$ thousand
	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Equity Accounting Adjustments (1)
							2011	2010
			Common	Preferred			1st Quarter	4th Quarter	1st Quarter
IRB-Brasil Resseguros S.A. (2)	1,350,000	2,093,606	-	212	21.24%	127,589	27,100	40,042	10,007
BES Investimento do Brasil S.A. – Banco de Investimento (2)	320,000	478,060	10,745	10,745	20.00%	17,895	3,579	2,892	2,720
Serasa S.A. (2)	145,000	1,012,518	909	-	8.26%	43,075	3,558	8,397	7,082
Integritas Participações S.A.(2)	57,406	619,507	22,581	-	22.32%	(220)	(49)	9,231	8,946
Equity in the earnings (losses) of unconsolidated companies							34,188	60,562	28,755

(1) Equity adjustments comprise participation in the results recorded by the companies as from their acquisition and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable; and
(2) Based on out-of-date financial information.

152	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

14) PREMISES AND EQUIPMENT AND LEASED ASSETS

These assets are stated at acquisition cost. Depreciation is calculated based on the straight -line method at annual rates which take into consideration their economic useful lives.

	R$ thousand
	Annual rate	Cost	Depreciation	Residual value
				2011	2010
				March 31	December 31	March 31
Premises and equipment:
- Buildings	4%	767,653	(353,584)	414,069	419,315	298,840
- Land	-	345,890	-	345,890	345,469	346,214
Facilities, furniture and equipment in use	10%	3,643,277	(2,075,738)	1,567,539	1,583,096	1,434,450
Security and communication systems	10%	210,867	(129,637)	81,230	81,647	75,045
Data processing systems	20 to 50%	1,774,827	(1,177,915)	596,912	674,089	479,165
Transportation systems	20%	36,025	(23,571)	12,454	13,396	14,447
Financing lease of data processing systems	20 to 50%	2,169,230	(1,524,553)	644,677	645,058	587,772
Subtotal		8,947,769	(5,284,998)	3,662,771	3,762,070	3,235,933
Leased assets		13,231	(10,232)	2,999	4,061	8,334
Total on March 31, 2011		8,961,000	(5,295,230)	3,665,770
Total on December 31, 2010		8,869,823	(5,103,692)		3,766,131
Total on March 31, 2010		7,960,071	(4,715,804)			3,244,267

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Notes to the Consolidated Financial Statements

Bradesco Organization’s premises and equipment present an unrecorded surplus value of R$2,567,678 thousand (December 31, 2010 – R$2,220,792 thousand and March 31, 2010 – R$1,886,949 thousand), which results in large part from the increase in their market price, based on appraisal reports prepared by independent experts in 2011, 2010 and 2009.

Bradesco has entered into financial lease agreements, for data processing systems (hardware), which are included in premises and equipment. Under this accounting policy, assets and liabilities are classified in the financial statements and depreciation is calculated according to the depreciation policy adopted for the Bank’s own assets. Interest on the liability is also recognized.

The fixed asset to reference shareholders’ equity ratio in the “economic-financial consolidated” is 17.41% (December 31, 2010 – 18.14% and March 31, 2010 – 19.85%), and in the “financial consolidated” is 47.74% (December 31, 2010 – 49.71% and March 31, 2010 – 45.06%), whereas the maximum limit is 50%.

The difference between the fixed assets to shareholders’ equity ratio in the “economic-financial consolidated” and in the “financial consolidated” is due to non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “financial consolidated.” Whenever necessary, we may reallocate the funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate reorganization between the financial and non-financial companies, thus improving the ratio.

15) INTANGIBLE ASSETS

a) Goodwill

Goodwill from investment acquisitions amounted to R$2,980,243 thousand, net of accrued amortization, when applicable, of which: (i) R$509,666 thousand represents the difference between book value and market value of shares recorded in Permanent Assets – Investments (BM&FBovespa and Integritas/Fleury shares), to be amortized upon their realization; and (ii) R$2,470,577 thousand representing future profitability/client portfolio, which is amortized over twenty years, net of accrued amortization , when applicable.

In the first quarter of 2011, goodwill amortization totaled R$65,735 thousand (R$66,513 thousand in the fourth quarter of 2010 and R$58,873 thousand in the first quarter of 2010) (Note 29).

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Notes to the Consolidated Financial Statements

b) Intangible assets

Acquired intangible assets comprise:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Residual value
				2011	2010
				March 31	December 31	March 31
Acquisition of banking services rights	Contract (4)	3,738,743	(1,910,802)	1,827,941	1,909,831	1,504,056
Software (2)	20% to 50%	4,414,105	(2,303,908)	2,110,197	1,992,843	1,669,714
Future profitability/client portfolio (3)	Up to 20%	2,916,276	(445,699)	2,470,577	2,416,496	1,933,533
Other	20%	103,957	(65,472)	38,485	39,981	28,266
Total on March 31, 2011		11,173,081	(4,725,881)	6,447,200
Total on December 31, 2010		10,771,479	(4,412,328)		6,359,151
Total on March 31, 2010		8,674,765	(3,539,196)			5,135,569

(1) Intangible assets are amortized over the estimated period of economic benefit and charged to other administrative expenses and other operating expenses, when applicable;
(2) Software acquired and/or developed by specialized companies;
(3) Mainly composed by goodwill on the acquisition of interest in Banco Ibi - R$994,876 thousand, Odontoprev - R$370,538 thousand, Ágora Corretora - R$237,582 thousand, Ibi México - R$25,929 thousand, Europ Assistance Serviços de Assistência Personalizados - R$24,828 thousand, CBSS – Cia. Brasileira de Soluções e Serviços - R$180,572 thousand and Cielo S.A. - R$408,014 thousand, net of accrued amortization, when applicable; and
(4) Based on each pay-back agreement.

Expenses with research and development of systems totaled R$40,187 thousand in the first quarter of 2011 (R$41,078 thousand in the fourth quarter of 2010 and R$35,693 thousand in the first quarter of 2010).

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Notes to the Consolidated Financial Statements

c) Change in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ client portfolio	Other	Total
Balance on December 31, 2010	1,909,831	1,992,843	2,416,496	39,981	6,359,151
Additions/reductions	75,044	225,776	119,816	3,412	424,048
Amortization for the period	(156,934)	(108,422)	(65,735)	(4,908)	(335,999)
Balance on March 31, 2011	1,827,941	2,110,197	2,470,577	38,485	6,447,200

16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a) Deposits

	R$ thousand
	2011					2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
• Demand deposits (1)	31,777,641	-	-	-	31,777,641	36,224,557	31,590,287
• Savings deposits (1)	54,624,988	-	-	-	54,624,988	53,435,652	45,194,691
• Interbank deposits	32,345	117,624	77,231	25,049	252,249	275,444	365,758
• Time deposits (2)	8,014,398	10,577,590	21,465,699	75,996,825	116,054,512	102,157,731	92,576,685
• Other – investment deposits (1)	1,113,049	-	-	-	1,113,049	1,107,215	994,252
Overall total on March 31, 2011	95,562,421	10,695,214	21,542,930	76,021,874	203,822,439
%	46.9	5.2	10.6	37.3	100.0
Overall total on December 31, 2010	97,242,257	7,533,178	20,819,624	67,605,540		193,200,599
%	50.3	3.9	10.8	35.0		100.0
Overall total on March 31, 2010	83,320,280	11,141,547	9,396,169	66,863,677			170,721,673
%	48.8	6.5	5.5	39.2			100.0

(1) Classified as “1 to 30 days”, not considering average historical turnover; and
(2) Considers the maturities established in investments.

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Notes to the Consolidated Financial Statements

b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2011					2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Own portfolio	71,520,463	6,854,678	5,990,412	36,409,145	120,774,698	119,486,995	60,493,645
• Government securities	66,735,051	318,474	337,933	427,730	67,819,188	69,373,887	18,846,891
• Debentures of own issuance	2,765,448	4,857,678	5,316,941	35,411,355	48,351,422	46,040,178	40,789,793
• Foreign	2,019,964	1,678,526	335,538	570,060	4,604,088	4,072,930	856,961
Third-party portfolio (1)	50,793,391	-	-	-	50,793,391	44,084,563	66,823,881
Unrestricted portfolio (1)	-	7,385,043	20,067	15,582	7,420,692	7,925,602	854,449
Overall total on March 31, 2011 (2)	122,313,854	14,239,721	6,010,479	36,424,727	178,988,781
%	68.3	8.0	3.3	20.4	100.0
Overall total on December 31, 2010 (2)	115,794,642	14,174,646	6,917,135	34,610,737		171,497,160
%	67.5	8.3	4.0	20.2		100.0
Overall total on March 31, 2010 (2)	84,307,565	6,604,654	7,348,736	29,911,020			128,171,975
%	65.8	5.2	5.7	23.3			100.0

(1) Represented by government securities; and
(2) Includes R$40,961,895 thousand (December 31, 2010 - R$30,850,727 thousand and March 31, 2010 – R$26,064,243 thousand) of investment funds in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

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Notes to the Consolidated Financial Statements

c) Funds from issuance of securities

	R$ thousand
	2011					2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Securities - domestic:
- Mortgage bonds	60,682	552,540	678,060	2,742	1,294,024	1,277,455	995,509
- Letters of credit for real estate	172,349	531,950	464,488	28,503	1,197,290	776,787	1,093
- Letters of credit for agribusiness	104,996	774,848	926,637	9,193	1,815,674	1,699,710	1,463,240
- Financial bill	-	-	-	11,521,193	11,521,193	7,819,882	-
- Debentures (1)	-	763,323	-	224	763,547	743,127	756,015
Subtotal	338,027	2,622,661	2,069,185	11,561,855	16,591,728	12,316,961	3,215,857
Securities - foreign:
- MTN Program Issues (2)	6,874	-	-	1,628,700	1,635,574	1,682,930	1,337,120
- Securitization of future flow of money orders received from abroad (Note 16d)	5,537	129,074	142,512	3,224,718	3,501,841	3,673,572	3,931,748
- Securitization of future flow of credit card bill receivables from cardholders resident abroad (Note 16d)	272	-	-	-	272	23,466	94,434
- Issuance costs	-	-	-	(28,416)	(28,416)	(22,978)	(28,646)
Subtotal	12,683	129,074	142,512	4,825,002	5,109,271	5,356,990	5,334,656
Overall total on March 31, 2011	350,710	2,751,735	2,211,697	16,386,857	21,700,999
%	1.6	12.7	10.2	75.5	100.0
Overall total on December 31, 2010	173,182	2,483,953	2,273,497	12,743,319		17,673,951
%	1.0	14.0	12.9	72.1		100.0
Overall total on March 31, 2010	172,806	1,153,387	1,734,092	5,490,228			8,550,513
%	2.0	13.5	20.3	64.2			100.0

(1) Refers to issuances of simple debentures not convertible into Bradesco Leasing S.A. Arrendamento Mercantil shares, maturing on May 1, 2011 with 104% of CDI remuneration; and
(2) Issuance of securities in the foreign market for costumers’ foreign exchange operations, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term.

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Notes to the Consolidated Financial Statements

d) Since 2003, the Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed with long-term debt and settled through future cash flows of the underlying assets, which basically include:

(i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) Current and future flows of credit card receivables arising from expenditures in Brazil by holders of credit cards issued outside Brazil.

Long-term notes issued by the SPEs and sold to investors are settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if SPEs’ operations are discontinued.

Funds from the sale of current and future money order flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a minimum limit is attained.

We present below the main features of the notes issued by SPEs:

	R$ thousand
	Date of Issue	Transaction amount	Maturity	Total
				2011	2010
				March 31	December 31	March 31
Securitization of future flow of money orders received from abroad	8.20.2003	595,262	8.20.2010(1)	-	-	20,403
	7.28.2004	305,400	8.20.2012	38,786	46,299	70,467
	6.11.2007	481,550	5.20.2014	305,569	338,179	444,691
	6.11.2007	481,550	5.20.2014	304,956	337,991	444,775
	12.20.2007	354,260	11.20.2014	227,698	249,570	320,176
	12.20.2007	354,260	11.20.2014	227,698	249,570	320,176
	3.6.2008	836,000	5.22.2017(2)	813,412	831,993	889,433
	12.19.2008	1,168,500	2.20.2019(3)	813,128	831,752	889,926
	3.20.2009	225,590	2.20.2015(4)	-	-	177,439
	12.17.2009	133,673	11.20.2014	121,808	124,584	133,208
	12.17.2009	133,673	2.20.2017	121,304	124,097	132,647
	12.17.2009	89,115	2.20.2020	80,847	82,708	88,407
	8.20.2010(5)	307,948	8.21.2017	284,212	290,684	-
	9.29.2010(6)	170,530	8.21.2017	162,423	166,145	-
Total		5,637,311		3,501,841	3,673,572	3,931,748
Securitization of future flow of credit card bill receivables from cardholders resident abroad	7.10.2003	800,818	6.15.2011	272	23,466	94,434
Total		800,818		272	23,466	94,434

(1) Security settled on August 20, 2010;
(2) The maturity date was postponed from May 20, 2015 to May 22, 2017;
(3) The maturity date was postponed from February 20, 2015 to February 22, 2016 and from February 22, 2016 to February 20, 2019;
(4) Security presettled on August 20, 2010;
(5) New issuance of securities abroad due on August 21, 2017 in the amount of US$175,000; and
(6) New issuance of securities abroad due on August 21, 2017 in the amount of US$100,000.

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Notes to the Consolidated Financial Statements

e) Expenses with funding and monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds:

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Savings deposits	878,542	816,552	642,672
Time deposits	3,104,382	2,840,185	2,187,333
Federal funds purchased and securities sold under agreements to repurchase	4,529,373	4,104,383	2,417,849
Funds from issuance of securities	499,880	344,678	177,798
Other funding expenses	88,650	90,025	85,823
Subtotal	9,100,827	8,195,823	5,511,475
Expenses for monetary restatement and interest on technical provisions from insurance, private pension plans and savings bonds	1,703,001	1,754,206	1,493,549
Total	10,803,828	9,950,029	7,005,024

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Notes to the Consolidated Financial Statements

17) BORROWING AND ONLENDING

a) Borrowing

	R$ thousand
	2011					2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Foreign	1,029,848	5,226,114	2,559,738	876,005	9,691,705	7,989,907	8,593,553
Overall total on March 31, 2011	1,029,848	5,226,114	2,559,738	876,005	9,691,705
%	10.7	53.9	26.4	9.0	100.0
Overall total on December 31, 2010	817,959	4,188,363	2,223,125	760,460		7,989,907
%	10.3	52.4	27.8	9.5		100.0
Overall total on March 31, 2010	1,096,670	4,301,083	2,425,535	770,265			8,593,553
%	12.7	50.1	28.2	9.0			100.0

b) Onlending

	R$ thousand
	2011					2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Local	1,149,726	3,704,082	4,892,731	22,048,843	31,795,382	30,200,655	21,130,367
- National Treasury	-	-	35,016	-	35,016	36,660	62,143
- BNDES	352,293	1,253,621	2,123,720	8,247,719	11,977,353	11,759,333	8,336,070
- CEF	1,905	8,432	10,119	66,421	86,877	86,344	88,922
- FINAME	795,528	2,442,029	2,723,876	13,734,079	19,695,512	18,317,697	12,642,581
- Other institutions	-	-	-	624	624	621	651
Foreign	13,551	-	-	-	13,551	5,663	483,824
Overall total on March 31, 2011	1,163,277	3,704,082	4,892,731	22,048,843	31,808,933
%	3.7	11.6	15.4	69.3	100.0
Overall total on December 31, 2010	1,025,013	3,517,218	4,792,032	20,872,055		30,206,318
%	3.4	11.6	15.9	69.1		100.0
Overall total on March 31, 2010	1,048,948	2,625,928	3,580,223	14,359,092			21,614,191
%	4.9	12.1	16.6	66.4			100.0

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Notes to the Consolidated Financial Statements

c) Borrowing and onlending expenses

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Borrowing:
- Local	1,023	662	468
- Foreign	18,229	16,833	14,643
Subtotal borrowing	19,252	17,495	15,111
Local onlending:
- National Treasury	179	305	1,337
- BNDES	181,927	175,221	138,952
- CEF	1,749	1,762	1,357
- FINAME	222,398	202,062	192,748
- Other institutions	5	44	59
Foreign onlending:
- Payables to foreign bankers (Note 11a)	2,955	8,369	158,341
- Other expenses with foreign onlending	(443,825)	(202,367)	(26,446)
Subtotal onlending	(34,612)	185,396	466,348
Total	(15,360)	202,891	481,459

18)	CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the financial statements, although there are ongoing proceedings with good prospects of success, such: as a) Social Integration Program (PIS), claiming the compensation of PIS on the Gross Operating Revenue, paid pursuant to Decree Laws 2,445/88 and 2,449/88, over the amount due under the terms of the Supplementary Law 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is in question and may lead to the reimbursement of amounts collected.

During the quarter, some of the proceedings showed progress that may result in favorable conditions for the recognition of the respective assets over the year.

b) Contingent liabilities classified as probable losses and legal liabilities – tax and social security

The Bradesco Organization is currently party to a number of labor, civil and tax lawsuits, arising from the normal course of its business activities.

Provisions were recorded based on the opinion of legal advisors, the type of lawsuit, similarity with previous lawsuits, complexity and positioning of the courts, whenever a loss is deemed probable.

Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

Liability related to litigation is held until the definite successful outcome of the lawsuit, represented by favorable judicial decisions, for which appeals can no longer be lodged or due to the statute of limitation.

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Notes to the Consolidated Financial Statements

I - Labor claims

These are claims brought by former employees seeking indemnity, especially for unpaid overtime. In proceedings requiring judicial deposit, the amount of labor claims is recorded considering the effective perspective of loss of these deposits. For other proceedings, the provision is recorded based on the average of total payments made for claims settled in the last 12 months, considering the year of the judicial ruling.

Following more effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and, accordingly, the amount of claims on an individual basis subsequent to 1997 dropped substantially.

II - Civil claims

These are claims for pain and suffering and property damages, mainly relating to notarized protests, returned checks, the inclusion of information about debtors in the restricted credit registry and the reincorporation of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled by computer-based systems and provisioned whenever the loss is evaluated as probable, considering the opinion of the legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

The issues discussed in lawsuits relating to protests, returned checks and information on debtors in the credit restriction registry usually are not events that cause a significant impact on financial income. Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

It is worth noting the increase in legal claims pleading the incidence of inflation rates which were excluded from the monetary restatement of savings accounts balances due to Government Economic Plans which were part of the Government economic policy to reduce inflation in the past. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been provisioned taking into consideration claims effectively notified and their assessed loss perspectives, taking into consideration the current judicial decision of the Superior Court of Justice (STJ).

Regarding the disputes related to Economic Plans, it is worth noting two aspects: a) the inexistence of potential representative liability, given the right to new suits is barred; and b) the “APDF”/165 lawsuit (failure to comply with fundamental concepts) brought by the National Confederation of the Financial System (CONSIF), with a view to suspending all the pending lawsuits about economic plans is pending judgment by the Federal Supreme Court (STF).

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III - Legal liabilities – provision for tax risks

The Bradesco Organization is disputing in court the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, although the likelihood of a medium- and long-term favorable outcome is good, based on the opinion of the legal advisors.

The main issues are:

- Cofins – R$5,230,061 thousand: a request for authorization to calculate and pay Cofins, as of October 2005, on the effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

- INSS Autonomous Brokers – R$881,715 thousand: it questions the incidence of social security contribution on remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that services are not provided to insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

- IRPJ/Loan Losses – R$753,097 thousand: it requests authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the amount of effective and definite loan losses, total or partial, suffered in the reference years from 1997 to 2010, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

- CSLL – Deductibility on the IRPJ calculation basis – R$574,506 thousand: it requests to calculate and pay income tax due, related to the reference year of 1997 and on, without adding the CSLL to the respective calculation basis, set forth by Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

- PIS – R$284,428 thousand: it requests the authorization to offset amounts overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the amount above the calculation basis laid down in the Constitution, i.e., gross operating revenue, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

IV - Provisions by nature

	R$ thousand
	2011	2010
	March 31	December 31	March 31
Labor claims	1,630,771	1,580,811	1,599,215
Civil claims	2,731,484	2,664,436	2,385,667
Subtotal (1)	4,362,255	4,245,247	3,984,882
Provision for tax risks (2)	9,714,175	9,234,533	7,902,499
Total	14,076,430	13,479,780	11,887,381

(1) Note 20b; and
(2) Classified under “Other liabilities – tax and social security” (Note 20a).

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Notes to the Consolidated Financial Statements

V - Changes in provisions

	R$ thousand
	2011
	Labor	Civil	Tax (1)
Balance at the beginning of the period	1,580,811	2,664,436	9,234,533
Monetary restatement	45,879	87,733	179,791
Net reversals and write-offs	108,944	94,920	332,929
Payments	(104,863)	(115,605)	(33,078)
Balance at the end of the period	1,630,771	2,731,484	9,714,175
(1) Comprises, substantially, legal liabilities.

c) Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal advisors, classifies the lawsuits according to the expectation of loss. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recognized in the financial statements. The main proceedings with this classification are: a) leasing companies’ Tax on Services of any Nature (ISSQN), the total processes of which correspond to R$247,608 thousand. In this lawsuit, the demand of tax by municipalities other than those where the companies are located and from which the tax is collected in compliance with the law is discussed when recording tax credit; b) Social Security (INSS) on transfers to private pension plans, considered for purposes of oversight as compensation subject to INSS in the amount of R$236,957 thousand, in addition to a one-time fine for the failure to pay Withholding Income Tax on said compensation in the amount of R$144,003 thousand; and c) Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) on losses that were allegedly used improperly in the assessment of taxable income and in the calculation basis of CSLL, related to the receipt of financial credits set forth in articles 9 and 10 of Law 9,430/96, in the amount of R$228,796 thousand.

Bradesco	165

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Notes to the Consolidated Financial Statements

19) SUBORDINATED DEBT

					R$ thousand
					2011	2010
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	March 31	December 31	March 31
In Brazil:
Subordinated CDB
2011(5)	5	1,623,000	R$	102.5% to 103.0% of CDI rate	2,732,395	7,685,360	7,125,585
2012	5	3,236,273	R$	103.0% of CDI rate/ 100.0% of CDI rate + (0.344% p.a. to 0.4914%p.a.) / IPCA + (7.102% p.a. – 7.632% p.a.)	4,720,571	4,588,559	4,246,795
2013	5	575,000	R$	100.0% of CDI rate + (0.344% p.a. – 1.0817% p.a.)/ IPCA + (7.74% p.a. – 8.20% p.a.)	804,836	780,335	718,885
2014	6	1,000,000	R$	112.0% of CDI rate	1,292,862	1,255,662	1,157,136
2015	6	1,274,696	R$	108.0% and 112.0% of CDI rate/ IPCA + (6.92% p.a. – 8.55% p.a.)	1,604,085	1,537,777	1,396,840
2016	6	500	R$	IPCA + (7.1292% p.a.)	590	566	518
2012	10	1,569,751	R$	100.0% of DI rate – CETIP/ 100.0% of CDI rate + (0.75% p.a. – 0.87% p.a.)/ 101.0% to 102.5% of CDI rate	5,305,554	5,164,452	4,788,267
2019	10	20,000	R$	IPCA + (7.76% p.a.)	24,845	23,828	21,698
Financial Letters/other (3):
2011 to 2021	up to 10	1,770,632	R$	100.0% to 112.0% of CDI rate	1,801,219	33,269	2,416
2010 to 2012 (4)	up to 2	-	R$	9.43% p.a. rate	-	-	228,646
2010 to 2017	up to 7	192,293	R$	IPCA + (6.7017% p.a. – 7.4240% p.a.)	199,116	91,881	-
2010 to 2017	up to 7	65,600	R$	13.0949% p.a. – 13.1762% p.a. rate	68,755	22,668	-
2010 to 2021	up to 11	53,144	R$	IGPM + (6.3874% p.a. – 7.0670% p.a.)	55,659	51,338	-
Subtotal in Brazil					18,610,487	21,235,695	19,686,786

Abroad:
2011	10	353,700	US$	10.25% p.a. rate	251,380	250,656	274,424
2012 (1)	10	315,186	Yen	4.05% p.a. rate	349,480	366,237	248,230
2013	10	1,434,750	US$	8.75% p.a. rate	812,643	831,186	887,907
2014	10	801,927	Euro	8.00% p.a. rate	537,468	507,552	558,729
Undetermined (2)	-	720,870	US$	8.875% p.a. rate	-	-	537,988
2019	10	1,333,575	US$	6.75% p.a. rate	1,252,861	1,284,805	1,370,483
2021 (3)	11	1,600,000	US$	5.90% p.a. rate	2,623,759	1,867,290	-
Issuance costs					(29,929)	(28,475)	(23,818)
Subtotal abroad					5,797,662	5,079,251	3,853,943
Overall total					24,408,149	26,314,946	23,540,729

(1) Including the cost of swap to U.S. dollar, the rate increases to 10.15% p.a.;
(2) In June 2005, perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and upon previous authorization of Bacen, under the following conditions: (i) after 5 years from the issuance date and subsequently on each date of interest maturity; and (ii) at any moment in the event of a change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and if the issuer is notified in writing by Bacen that the securities may no longer be included in the consolidated capital for capital adequacy ratio calculation purposes. On April 14, 2010, Bacen approved the request for this early redemption, which occurred on June 3, 2010, amounting to R$556,834 thousand;
(3) In August 2010 and in January 2011, subordinated debts in the amount of US$1,100,000 thousand and US$500,000 thousand, respectively, were issued abroad with a 5.90% p.a. rate, due in 2021;
(4) Refers to the redemptions made in advance in subordinated CDB pegged to loan operations/others on December 21, 2010; and
(5) Maturity of subordinated debts in the first quarter of 2011, in the amount of US$2,881,022 thousand.

166	Report on Economic and Financial Analysis – March 2011

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Notes to the Consolidated Financial Statements

20) OTHER LIABILITIES

a) Tax and social security

	R$ thousand
	2011	2010
	March 31	December 31	March 31
Provision for tax risks (Note 18b IV)	9,714,175	9,234,533	7,902,499
Provision for deferred income tax (Note 34f)	4,960,599	4,791,462	4,455,906
Taxes and contributions on profits payable	1,696,407	2,227,860	654,999
Taxes and contributions payable	890,495	934,860	589,463
Total	17,261,676	17,188,715	13,602,867

b) Sundry

	R$ thousand
	2011	2010
	March 31	December 31	March 31
Credit card operations	10,086,133	10,912,930	8,631,474
Provision for payments	3,741,552	3,660,082	3,160,088
Provision for contingent liabilities (civil and labor) (Note 18b IV)	4,362,255	4,245,247	3,984,882
Sundry creditors	2,621,521	2,192,778	2,212,229
Liabilities for acquisition of assets – financial leasing (1)	748,785	831,126	821,250
Liabilities for acquisition of assets and rights	477,614	588,442	582,695
Liabilities for official agreements	275,664	269,477	289,869
Other	943,500	1,016,894	782,807
Total	23,257,024	23,716,976	20,465,294

(1) Refer to liabilities for acquisition of data processing systems (hardware) by means of financial leasing operations (Bradesco as lessee).

Bradesco	167

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Notes to the Consolidated Financial Statements

21) INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS OPERATIONS

a) Provisions by account

	R$ thousand
	Insurance (1)			Life and Private Pension Plans (3)			Savings bonds			Total
	2011	2010		2011	2010		2011	2010		2011	2010
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Current and long-term liabilities
Mathematical provision for benefits
to be granted	680,800	672,023	642,668	66,032,853	64,135,257	56,058,586	-	-	-	66,713,653	64,807,280	56,701,254
Mathematical provision for benefits
granted	127,356	126,140	119,651	5,166,975	4,994,380	4,611,792	-	-	-	5,294,331	5,120,520	4,731,443
Mathematical provision for
redemptions	-	-	-	-	-	-	3,241,254	3,091,769	2,577,680	3,241,254	3,091,769	2,577,680
Provision for incurred but not
reported (IBNR) claims	1,380,431	1,545,602	1,412,500	657,985	607,971	613,648	-	-	-	2,038,416	2,153,573	2,026,148
Unearned premiums provision	1,746,578	1,780,573	1,707,619	89,989	84,430	53,738	-	-	-	1,836,567	1,865,003	1,761,357
Provision for contribution
insufficiency (4)	-	-	-	3,497,357	3,332,695	3,078,175	-	-	-	3,497,357	3,332,695	3,078,175
Provision for unsettled claims	1,950,944	1,410,808	1,436,041	893,690	865,987	724,273	-	-	-	2,844,634	2,276,795	2,160,314
Financial fluctuation provision	-	-	-	621,576	650,397	632,082	-	-	-	621,576	650,397	632,082
Premium insufficiency provision	-	-	-	542,117	590,545	567,214	-	-	-	542,117	590,545	567,214
Financial surplus provision	-	-	-	366,736	357,833	391,588	-	-	-	366,736	357,833	391,588
Provision for drawings and
redemptions	-	-	-	-	-	-	504,588	488,514	453,698	504,588	488,514	453,698
Provision for administrative
expenses	-	-	-	98,359	110,935	138,085	139,052	136,868	103,395	237,411	247,803	241,480
Provision for contingencies	-	-	-	-	-	-	6,048	6,523	6,640	6,048	6,523	6,640
Other provisions	1,655,358	1,635,154	1,653,498	579,489	552,687	702,420	-	-	-	2,234,847	2,187,841	2,355,918
Total provisions	7,541,467	7,170,300	6,971,977	78,547,126	76,283,117	67,571,601	3,890,942	3,723,674	3,141,413	89,979,535	87,177,091	77,684,991

168	Report on Economic and Financial Analysis – March 2011

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Notes to the Consolidated Financial Statements

b) Technical provisions by product

	R$ thousand
	Insurance			Life and Private Pension Plans			Savings bonds			Total
	2011	2010		2011	2010		2011	2010		2011	2010
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Health (1)	3,736,838	3,511,751	3,405,227	-	-	-	-	-	-	3,736,838	3,511,751	3,405,227
Auto/RCF	2,216,067	2,234,174	2,059,361	-	-	-	-	-	-	2,216,067	2,234,174	2,059,361
Dpvat	103,172	90,695	147,161	240,162	203,937	148,543	-	-	-	343,334	294,632	295,704
Life	13,838	14,043	17,210	3,368,171	3,249,154	2,819,513	-	-	-	3,382,009	3,263,197	2,836,723
Basic lines	1,471,552	1,319,637	1,343,018	-	-	-	-	-	-	1,471,552	1,319,637	1,343,018
Unrestricted Benefits Generating Plan - PGBL	-	-	-	13,535,192	13,296,405	11,791,264	-	-	-	13,535,192	13,296,405	11,791,264
Long-Term Life Insurance - VGBL	-	-	-	43,634,113	42,274,527	36,583,871	-	-	-	43,634,113	42,274,527	36,583,871
Traditional plans	-	-	-	17,769,488	17,259,094	16,228,410	-	-	-	17,769,488	17,259,094	16,228,410
Savings bonds	-	-	-	-	-	-	3,890,942	3,723,674	3,141,413	3,890,942	3,723,674	3,141,413
Total technical provisions	7,541,467	7,170,300	6,971,977	78,547,126	76,283,117	67,571,601	3,890,942	3,723,674	3,141,413	89,979,535	87,177,091	77,684,991

Bradesco	169

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Notes to the Consolidated Financial Statements

c) Guarantees of technical provisions

	R$ thousand
	Insurance			Life and Private Pension Plans			Savings bonds			Total
	2011	2010		2011	2010		2011	2010		2011	2010
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Investment fund quotas (VGBL and PGBL)	-	-	-	57,169,305	55,570,933	48,375,134	-	-	-	57,169,305	55,570,933	48,375,134
Investment fund quotas (excluding VGBL and PGBL) (2)	6,199,225	6,003,498	5,807,731	14,639,625	14,255,055	15,174,562	3,512,070	3,340,037	2,863,138	24,350,920	23,598,590	23,845,431
Government securities	88,653	77,229	-	4,703,143	4,559,723	3,021,687	-	-	-	4,791,796	4,636,952	3,021,687
Private securities	51,186	53,428	22,584	610,383	521,584	775,134	221,175	207,233	175,832	882,744	782,245	973,550
Shares	2,851	2,840	2,027	1,536,783	1,480,137	202,499	357,728	376,434	222,457	1,897,362	1,859,411	426,983
Receivables	684,693	702,588	686,790	-	-	-	-	-	-	684,693	702,588	686,790
Deposits retained at IRB and court deposits	38,110	6,658	6,428	60,639	72,449	58,121	-	-	-	98,749	79,107	64,549
Reinsurance credits	698,110	608,151	671,710	7,646	6,662	5,349	-	-	-	705,756	614,813	677,059
Total guarantees of technical provisions	7,762,828	7,454,392	7,197,270	78,727,524	76,466,543	67,612,486	4,090,973	3,923,704	3,261,427	90,581,325	87,844,639	78,071,183

1) “Other provisions” basically refers to the technical provisions of the “individual health” portfolio made in order to cover the differences of future premium adjustments and those necessary to the portfolio technical balance;
2) In the first quarter of 2011, in compliance with SUSEP Circular 379/08, the Bradesco Insurance Group lengthened the maturity profile of its securities by selling a portion of its held-to-maturity portfolio at the same time as it acquired new instruments, of the same type and category, whose maturities and amounts are greater than those of the securities sold. The effects of this operation did not have significant impact on the Bank’s income, due to the recording of non-technical provisions.
3) Includes personal insurance and private pension operations; and
4) The provision for contribution insufficiency for retirement and pension plans is calculated according to the normalized biometric table AT-2000, improved by 1.5% p.a., considering males separated from females, who have a longer life expectancy, and actual real interest rate of 4.0% p.a. For disabilities plans, the provision is also actuarially calculated according to the biometric AT-49 (male) table and the 4.0% p.a. real interest rate.

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Notes to the Consolidated Financial Statements

d) Retained premiums from insurance, private pension plans contributions and savings bonds

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Premiums written	3,951,405	3,759,670	3,085,812
Supplementary private pension plan contributions (including VGBL)	3,316,970	4,617,721	3,290,559
Revenues from savings bonds	649,328	705,827	526,192
Coinsurance premiums	(41,020)	(33,450)	(27,376)
Refunded premiums	(32,043)	(37,473)	(23,853)
Net premiums written	7,844,640	9,012,295	6,851,334
Reinsurance premiums	(57,292)	(11,955)	(60,367)
Retained premiums from insurance, private pension plans and savings bonds	7,787,348	9,000,340	6,790,967

22) MINORITY INTEREST IN SUBSIDIARIES

	R$ thousand
	2011	2010
	March 31	December 31	March 31
Andorra Holdings S.A. (1)	-	-	176,087
Banco Bradesco BBI S.A.	110,055	108,595	88,374
Other (2)	463,923	362,941	552,086
Total	573,978	471,536	816,547

(1) 100% interest after the acquisition of shares in December 2010; and
(2) Mainly represented by minority interest in Odontoprev S.A.

23) SHAREHOLDERS’ EQUITY (PARENT COMPANY)

   a) Breakdown of capital stock in number of shares

        Fully subscribed and paid-up capital stock comprises non-par, registered, book-entry shares

	2011	2010
	March 31	December 31	March 31
Common shares	1,912,397,390	1,881,225,318	1,710,204,835
Preferred shares	1,912,397,191	1,881,225,123	1,710,204,658
Subtotal	3,824,794,581	3,762,450,441	3,420,409,493
Treasury (common shares)	(2,487,000)	(395,300)	-
Total outstanding shares	3,822,307,581	3,762,055,141	3,420,409,493

   b) Breakdown of capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares on December 31, 2010	1,880,830,018	1,881,225,123	3,762,055,141
Capital stock increase through share subscription	31,172,072	31,172,068	62,344,140
Shares acquired and not cancelled	(2,091,700)	-	(2,091,700)
Number of outstanding shares on March 31, 2011	1,909,910,390	1,912,397,191	3,822,307,581

Bradesco	171

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Notes to the Consolidated Financial Statements

The Special Shareholders’ Meeting held on December 17, 2010 resolved to increase the Capital Stock by R$1,500,000 thousand, from R$28,500,000 thousand to R$30,000,000 thousand through the issue of 62,344,140 new registered, book-entry shares with no par value, 31,172,072 of which are common shares and 31,172,068 preferred shares, at the price of R$24.06 per share, through private subscription by shareholders from December 29, 2010 to January 31, 2011, at a ratio of 1.657008936% of their shareholding position on the date of the Meeting. Shareholders paid subscribed shares on February 18, 2011,corresponding to 96.53% of all shares. The 3.47% remaining from the offer were sold at an auction held on February 15, 2011 on the BM&FBovespa, with financial settlement on February 18, 2011. The excess of the total amount allocated to the creation of Capital Stock, of R$11,441 thousand, from the difference between the issue price and the sale price of stock at auction was recorded in the “Capital Reserve – Share Premium” account. The process was approved by the Brazilian Central Bank on March 18, 2011.

The Special Shareholders’ Meeting held on March 10, 2011 resolved to increase Capital Stock by R$100,000 thousand, from R$30,000,000 thousand to R$30,100,000 thousand, through the use of the balance held in  the "Capital Reserve - Fiscal Incentives - Income tax, Restatement of Equity Securities and Share Fractions” account and a portion of the balance of the “Capital Reserve –Share Premium and Profit Reserve – Legal Reserve” account, without the issue of shares. The process was approved by the Brazilian Central Bank on March 18, 2011.

c) Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority in repayment of capital and additional ten per cent (10%) of interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, with the new wording given in Law 10,303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or total dividends of at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporation Law.

Interest on shareholders’ equity is calculated based on the shareholders' equity accounts and is limited to the variation in the Federal Government Long-Term Interest Rate (TJLP), provided there are available profits, calculated prior to the deduction thereof, or retained earnings and profit reserves in amounts equivalent to, or exceeding twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing interest on shareholders’ equity at the maximum amount calculated pursuant to prevailing laws, and this is included, net of Withholding Income Tax, in the calculation of the mandatory dividends of the year set forth in the Company’s Bylaws.

The Board of Directors' Meeting held on December 6, 2010 approved Management’s proposal to pay shareholders complementary interest on shareholders’ equity related to the 2010 fiscal year, in the amount of R$1,906,000 thousand, at R$0.482461664 (net of 15% withholding income tax –R$0.410092414) per common share and R$0.530707830 (net of 15% withholding income tax –R$0.451101656) per preferred share, was paid on February 18, 2011.

The Board of Directors’ Meeting held on February 11, 2011 approved the Board of Executive Officers' proposal for the payment to shareholders of dividends, to complement interest on shareholders’ equity and dividends for the 2010 fiscal year, in the amount of R$315,100 thousand, at a rate of R$0.079771188 per common share and R$0.087748307 per preferred share, the payment of which was made on February 18, 2011.

172	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Interest on shareholders’ equity and dividends related to the period ended March 31, 2011 and 2010 is calculated as follows:

	R$ thousand	% (1)
Net income for the quarter	2,702,039
(-) Legal reserve	(135,102)
Adjusted calculation basis	2,566,937
Supplementary interest on shareholders’ equity (gross) provisioned	766,998
Withholding income tax on interest on shareholders’ equity	(115,050)
Interest on shareholders’ equity (net)	651,948
Monthly dividends paid and provisioned	156,635
Interest on shareholders’ equity (net) and dividends on March 31, 2011	808,583	31.50
Interest on shareholders’ equity (net) and dividends on March 31, 2010	654,926	32.79
(1) Percentage of interest on shareholders’ equity/dividends over adjusted calculation basis.

Interest on shareholders’ equity and dividends were paid and provisioned as follows:

Description	R$ thousand
	Per share (gross)		Gross paid/ provisioned amount	Withholding Income Tax (IRRF) (15%)	Net paid/ provisioned amount
	Common shares	Preferred shares
Monthly dividends	0.039658	0.043624	138,105	-	138,105
Provisioned supplementary interest on shareholders’ equity	0.169299	0.186229	608,025	91,204	516,821
Total on March 31, 2010 YTD	0.208957	0.229853	746,130	91,204	654,926
Monthly dividends	0.039658	0.043624	156,635	-	156,635
Provisioned supplementary interest on shareholders’ equity	0.191102	0.210213	766,998	115,050	651,948
Total on March 31, 2011 YTD	0.230760	0.253837	923,633	115,050	808,583

d) Treasury shares

The Board of Directors’ Meeting held on December 20, 2010 resolved to authorize the acquisition of shares issued by Bradesco in the amount of up to 15,000,000 registered, book-entry shares, with no par value, 7,500,000 of which are common shares and 7,500,000 preferred shares, to be held in treasury and later sold or cancelled, without reducing Capital stock. This authorization will be valid until June 21, 2011.

As of March 31, 2011, 2,487,000 common shares had been acquired for a total of R$63,091 thousand and remain in treasury. The minimum cost, weighted average and maximum cost per share were R$23.62221, R$25.36840 and R$26.83286, respectively. The market value of the shares, as of March 31, 2011, was R$27.88 per common share.

Bradesco	173

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Notes to the Consolidated Financial Statements

24) FEE AND COMMISSION INCOME

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Card income	1,112,954	1,120,955	954,748
Checking accounts	649,485	645,934	542,148
Loan operations	463,433	476,522	406,909
Asset management	470,850	466,791	429,512
Collections	277,039	285,739	257,340
Custody and brokerage services	108,135	108,203	114,014
Consortium management	120,623	119,150	97,252
Taxes paid	77,089	74,258	69,018
(Underwriting) Financial advisory services	47,627	91,020	76,227
Other	92,151	82,864	133,263
Total	3,419,386	3,471,436	3,080,431

25) PERSONNEL EXPENSES

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Payroll	1,150,536	1,161,554	1,000,991
Benefits	495,444	523,953	417,442
Social security charges	434,002	441,054	376,441
Employee profit sharing	218,481	202,748	205,019
Provision for labor claims	118,201	164,964	109,209
Training	19,282	38,819	11,469
Total	2,435,946	2,533,092	2,120,571

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Notes to the Consolidated Financial Statements

26) OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Third-party services	839,301	885,515	724,077
Communication	377,179	382,394	334,475
Advertising and publicity	202,385	281,681	152,363
Depreciation and amortization	357,575	342,064	313,379
Transportation	179,026	177,316	142,311
Financial system services	108,630	101,155	86,059
Rentals	157,090	147,757	143,519
Data processing	225,357	260,979	190,766
Asset maintenance and conservation	122,760	131,580	107,456
Supplies	80,973	92,113	62,564
Security and surveillance	76,080	71,130	66,143
Water, electricity and gas	58,605	53,854	54,853
Travel	35,221	34,723	21,154
Other	217,129	196,598	165,130
Total	3,037,311	3,158,859	2,564,249

27) TAX EXPENSES

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Contribution for Social Security Financing (Cofins)	621,677	603,610	489,804
Tax on Services (ISS)	98,382	99,631	88,521
Social Integration Program (PIS) contribution	104,318	100,635	82,798
Municipal Real Estate Tax (IPTU) expenses	16,583	6,703	16,055
Other	54,198	61,911	58,565
Total	895,158	872,490	735,743

28) OTHER OPERATING INCOME

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Other interest income	272,691	261,999	224,548
Reversal of other operating provisions	76,761	132,094	94,069
Gains on sale of goods	14,619	9,064	13,711
Revenues from recovery of charges and expenses	32,294	19,042	13,050
Others	289,591	270,558	308,808
Total	685,956	692,757	654,186

Bradesco	175

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Notes to the Consolidated Financial Statements

29) OTHER OPERATING EXPENSES

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Other financial expenses	657,411	600,933	646,879
Sundry losses	319,508	399,812	305,599
Intangible assets amortization – acquisition of banking services rights	156,934	148,925	143,009
Expenses with other operating provisions (1)	291,780	262,036	573,379
Goodwill amortization (Note 15a)	65,735	66,513	58,873
Expenses with impairment testing (Note 15b)	-	26,493	-
Other (2)	531,568	313,311	254,478
Total	2,022,936	1,818,023	1,982,217
(1) Includes: (i) supplementary provision for civil lawsuits –economic plans in the first quarter of 2011 – R$53,546 thousand (R$85,691 thousand in the fourth quarter of 2010 and R$35,661 thousand in the first quarter of 2010); and (ii) provision for tax contingencies in the first quarter of 2010 – R$396,731 thousand/ and
(2) In the first quarter of 2011, it includes the recording of provisions to cover fluctuations arising from the revaluation of IBNR provisions and benefits payable – remission of the Health Insurance segment.

30) NON-OPERATING INCOME

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Result on sale and write-off of assets and investments (1)	(62,375)	56,582	(86,420)
Non-operating provisions	3,350	6,620	(17,511)
Others	3,503	5,699	8,557
Total	(55,522)	68,901	(95,374)

(1) Includes: an R$86,066 thousand capital gain in Fidelity and partial sale of BM&FBovespa in the amount of R$58,473 thousand in the fourth quarter of 2010.

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Notes to the Consolidated Financial Statements

31) TRANSACTIONS WITH CONTROLLING SHAREHOLDERS (DIRECT AND INDIRECT)

a) Transactions with parent companies (direct and indirect) are carried out in conditions and at rates compatible with the averages practiced with third parties, and effective on the dates of the operations, and are as follows:

	R$ thousand
	2011	2010		2011	2010
	March 31	December 31	March 31	1st Quarter	4th Quarter	1st Quarter
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(256,963)	(711,903)	(205,273)	-	-	-
Cidade de Deus Companhia Comercial de Participações	(186,106)	(515,598)	(148,670)	-	-	-
Fundação Bradesco	(70,857)	(196,305)	(56,603)	-	-	-
Demand deposits:	(246)	(78)	(300)	-	-	-
Fundação Bradesco	(199)	(30)	(282)	-	-	-
BBD Participações S.A.	(19)	(19)	(9)	-	-	-
Nova Cidade de Deus Participações S.A.	(18)	(18)	(9)	-	-	-
Cidade de Deus Companhia Comercial de Participações	(10)	(11)	-	-	-	-
Time deposits:	(34,812)	(30,341)	(8,834)	(24)	(25)	(13)
Cidade de Deus Companhia Comercial de Participações	(34,812)	(30,341)	(8,834)	(24)	(25)	(13)
Rental of branches:	-	-	-	(123)	(123)	(117)
Fundação Bradesco	-	-	-	(123)	(123)	(117)
Subordinated debts:	(457,404)	(261,664)	(142,658)	(10,247)	(6,495)	(2,773)
Cidade de Deus Companhia Comercial de Participações	(376,708)	(183,044)	(69,570)	(8,171)	(4,532)	(1,336)
Fundação Bradesco	(80,696)	(78,620)	(73,088)	(2,076)	(1,963)	(1,437)

Bradesco	177

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Notes to the Consolidated Financial Statements

b) Compensation of key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

• The annual overall amount of management compensation, set forth at the Board of Directors Meetings among the board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

• The amount allocated to finance supplementary private pension plans to Management, within the private pension plan for employees and management of the Bradesco Organization.

For 2011, the maximum amount of R$359,400 thousand was set for management compensation (salaries and bonuses) and R$340,000 thousand to finance defined contribution supplementary private pension plans.

Short-term Management benefits

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Salaries	60,532	35,437	35,639
Bonuses	11,674	22,116	30,068
Subtotal	72,206	57,553	65,707
INSS contributions	16,161	12,903	14,688
Total	88,367	70,456	80,395

Post-employment benefits

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Defined contribution supplementary private pension plans	41,964	75,084	35,094
Total	41,964	75,084	35,094

          Bradesco does not offer long-term benefits related to severance pay or share-based compensation to its key Management personnel.

         Other information

         I) According to current laws, financial institutions are not allowed to grant loans or advances to:

         a) Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

         b) Individuals or corporations that own more than 10% of their capital; and

        c) Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%;

178	Report on Economic and Financial Analysis – March 2011

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Notes to the Consolidated Financial Statements

                  Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

              II) Shareholding

              b) Members of the Board of Directors and Board of Executive Officers, jointly, had the following shareholding in Bradesco:

	2011	2010
	March 31	December 31	March 31
Ï Common shares	0.74%	0.74%	0.74%
Ï Preferred shares	1.03%	1.04%	1.07%
Ï Total shares	0.89%	0.89%	0.91%

32) FINANCIAL INSTRUMENTS

a) Risk management

Risk management activity is highly strategic due to the increasing complexity of services and products offered and the globalization of the Organization’s business, reason why its processes are constantly improved.

Decisions made by the Organization are guided by factors that account for return on risk that has previously been identified, measured and evaluated, making the achievement of strategic objectives possible and ensuring the strengthening of the Institution.

The Organization approaches risk management in an integrated manner, ensuring unique policies, processes, criteria and methodologies for risk control through a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors.

Detailed information on the risk management process, reference shareholders’ equity, required reference shareholders’ equity and the Organization’s risk exposure can be found in the Risk Management Report at the Investor Relations website, www.bradesco.com.br/ri.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty of their respective financial obligations pursuant to agreed terms, as well as to the reduction of a loan agreement value from decrease in the borrower’s risk rating, to the reduction of gains or compensations, the advantages in renegotiations, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

The Organization carefully controls its exposure to credit risk, which mainly results from credit operations, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments or financial guarantees.

Bradesco	179

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Notes to the Consolidated Financial Statements

Market risk management

Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability portfolios may show mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated and managed. The Organization has a conservative exposure profile to market risk, with the guidelines and limits monitored independently on a daily basis.

Market risk is controlled for all of the Organization’s companies in a corporate and centralized manner. All activities exposed to market risk are mapped, measured and classified by probability and importance, with their respective mitigation plans are duly approved by the corporate governance structure.

180	Report on Economic and Financial Analysis – March 2011

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Notes to the Consolidated Financial Statements

We present below the balance sheet by currency

	R$ thousand
	2011			2010
	March 31			December 31	March 31
	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	663,598,954	621,100,403	42,498,551	36,782,812	37,776,780
Funds available	6,785,081	5,753,181	1,031,900	1,822,578	3,495,086
Interbank investments	100,159,369	98,840,572	1,318,797	1,205,294	1,775,342
Securities and derivative financial instruments	217,481,601	209,474,125	8,007,476	7,137,615	8,129,971
Interbank and interdepartmental accounts	67,291,466	67,291,466	-	-	420,080
Loan and leasing operations	206,278,488	185,823,441	20,455,047	19,356,040	15,472,497
Other receivables and assets	65,602,949	53,917,618	11,685,331	7,261,285	8,483,804
Permanent assets	11,787,658	11,757,361	30,297	30,431	6,936
Investments	1,674,688	1,674,452	236	132	-
Premises and equipment and leased assets	3,665,770	3,656,814	8,956	8,827	6,789
Intangible assets	6,447,200	6,426,095	21,105	21,472	147
Total	675,386,612	632,857,764	42,528,848	36,813,243	37,783,716

Liabilities
Current and long-term liabilities	623,068,549	576,681,591	46,386,958	35,811,510	29,104,194
Deposits	203,822,439	190,780,835	13,041,604	7,981,321	5,587,141
Federal funds purchased and securities sold under agreements to repurchase	178,988,781	174,384,694	4,604,087	4,072,929	856,962
Funds from issuance of securities	21,700,999	16,591,728	5,109,271	5,356,989	5,334,656
Interbank and interdepartmental accounts	2,647,135	1,040,455	1,606,680	1,591,171	1,074,144
Borrowing and onlending	41,500,638	31,471,910	10,028,728	8,316,019	9,364,778
Derivative financial instruments	2,357,697	2,132,860	224,837	201,316	211,064
Technical provision for insurance, private pension plans and savings bonds	89,979,535	89,978,383	1,152	1,185	1,786
Other liabilities:
- Subordinated debt	24,408,149	18,610,487	5,797,662	5,079,252	3,853,943
- Other	57,663,176	51,690,239	5,972,937	3,211,328	2,819,720
Deferred income	447,122	447,122	-	-	-
Minority interest in subsidiaries	573,978	573,978	-	-	-
Shareholders’ equity	51,296,963	51,296,963	-	-	-
Total	675,386,612	628,999,654	46,386,958	35,811,510	29,104,194
Net position of assets and liabilities			(3,858,110)	1,001,733	8,679,522
Net position of derivatives (2)			(10,088,552)	(13,621,932)	(18,370,200)
Other net memorandum accounts (3)			(2,847)	(7,714)	(409,771)
Net exchange position (liability)			(13,949,509)	(12,627,913)	(10,100,449)

(1) Amounts expressed and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate of the last day of the month; and
(3) Other commitments recorded in memorandum accounts.

Bradesco	181

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Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

Risk factors	R$ thousand
	2011	2010
	March 31	December 31	March 31
Fixed rates	20,502	16,510	3,870
Internal exchange coupon	2,706	5,199	729
Foreign currency	6,572	6,179	12,789
IGP-M	891	1,556	512
IPCA	3,042	11,192	1,200
Equities	6,266	1,049	3,264
Sovereign/Eurobonds and Treasuries	6,570	2,845	2,250
Other	3	5	23
Correlation/diversification effect	(23,591)	(21,674)	(8,382)
VaR (Value at Risk)	22,961	22,861	16,255

Sensitivity analysis

The Trading Portfolio is also monitored by daily sensitivity analysis, which measures the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organziation’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule 475/08.

It is worth noting that the impacts of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization:

• Because a portion of loan operations held in the Banking Portfolio is financed by time and/or savings deposits, which are “natural hedges” for future variations in interest rates,

• Moreover, interest rate variations do not represent a material impact on the institution’s result, as loan operations are held to maturity.

182	Report on Economic and Financial Analysis – March 2011

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Notes to the Consolidated Financial Statements

Sensitivity Analysis –Trading and Banking Portfolios

Period	Scenario (*)	Sensitivity Analysis CVM Rule 475/08 –Trading and Banking Portfolio
		Risk Factors								R$ thousand
		Interest Rate in Reais	Price Indexes	Exchange Coupon	Foreign Currency	Equities	Sovereign/ Eurobonds and Treasuries	Other	Total without correlation	Total with correlation
	1	(4,588)	(12,669)	(134)	(4,085)	(15,725)	(600)	(55)	(37,856)	(23,826)
Mar 11	2	(1,369,728)	(1,638,667)	(10,555)	(102,114)	(393,113)	(31,648)	(1,383)	(3,547,208)	(2,800,667)
	3	(2,631,091)	(2,904,244)	(20,870)	(204,228)	(786,226)	(65,492)	(2,765)	(6,614,916)	(5,165,722)
	1	(4,559)	(11,338)	(76)	(3,061)	(16,610)	(383)	(10)	(36,037)	(24,371)
Dec 10	2	(1,333,759)	(1,440,641)	(5,223)	(76,533)	(415,241)	(7,411)	(246)	(3,279,054)	(2,721,192)
	3	(2,552,669)	(2,578,706)	(10,283)	(153,066)	(830,483)	(17,556)	(492)	(6,143,255)	(5,058,152)
	1	(3,102)	(10,469)	(81)	(2,753)	(15,182)	(311)	(15)	(31,913)	(17,562)
Sept 10	2	(860,938)	(1,375,770)	(4,008)	(68,826)	(379,542)	(16,579)	(373)	(2,706,036)	(1,953,978)
	3	(1,664,177)	(2,449,167)	(7,986)	(137,653)	(759,085)	(30,860)	(745)	(5,049,673)	(3,585,011)
	1	(2,786)	(9,339)	(108)	(43)	(14,026)	(445)	-	(26,747)	(17,480)
Jun 10	2	(821,984)	(1,288,063)	(7,667)	(1,069)	(350,658)	(14,411)	(1)	(2,483,853)	(1,672,997)
	3	(1,578,689)	(2,287,844)	(15,214)	(2,137)	(701,315)	(28,648)	(2)	(4,613,849)	(3,067,224)
	1	(2,397)	(8,202)	(73)	(4,940)	(14,300)	(764)	-	(30,676)	(15,392)
Mar 10	2	(703,021)	(1,121,631)	(2,490)	(123,510)	(357,497)	(41,823)	(1)	(2,349,973)	(1,510,989)
	3	(1,352,400)	(1,999,521)	(4,927)	(247,021)	(714,994)	(81,213)	(2)	(4,400,078)	(2,787,843)

Definition	Exposure subject to variations in fixed interest rates and interest rate coupons	Exposure subject to variations in price index coupon rates	Exposure subject to variations in foreign currency coupon rates	Exposure subject to exchange variations	Exposure subject to variation in stock prices	Exposure subject to variations in the interest rate of securities traded on the international market	Exposure not classified in previous definitions
(*) Amounts net of tax effects

Bradesco	183

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Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may cause material impacts on the Organization’s results, is presented below. It is worth mentioning that results show the impacts for each scenario for a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which continuously seeks, through market dynamics, to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of signs of deterioration in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis – Trading Portfolio

Period	Scenario	Análise Sensitivity Analysis CVM Rule 475/08 –Trading Portfolio
		Risk Factors								R$ thousand
		Interest Rate in Reais	Price Indexes	Exchange Coupon	Foreign Currency	Equities	Sovereign/ Eurobonds and Treasuries	Other	Total without correlation	Total with correlation
	1	(281)	(112)	(34)	(4,140)	(1,378)	(275)	-	(6,220)	(4,201)
Mar 11	2	(85,271)	(17,771)	(3,617)	(103,498)	(34,450)	(15,540)	(1)	(260,148)	(147,141)
	3	(164,173)	(34,765)	(7,019)	(206,996)	(68,899)	(30,660)	(1)	(512,513)	(289,775)
	1	(439)	(374)	(40)	(3,707)	(322)	(154)	-	(5,036)	(2,669)
Dec 10	2	(130,396)	(55,064)	(3,924)	(92,673)	(8,054)	(4,570)	(1)	(294,682)	(155,665)
	3	(251,911)	(106,444)	(7,650)	(185,345)	(16,109)	(8,927)	(1)	(576,387)	(301,866)
	1	(284)	(117)	(15)	(297)	(613)	(168)	-	(1,494)	(776)
Sept 10	2	(78,051)	(16,801)	(865)	(7,427)	(15,324)	(861)	-	(119,329)	(91,207)
	3	(152,110)	(31,858)	(1,711)	(14,854)	(30,648)	(1,620)	(1)	(232,802)	(177,470)
	1	(215)	(41)	(35)	(43)	(583)	(211)	-	(1,128)	(588)
Jun 10	2	(57,019)	(6,240)	(2,865)	(1,069)	(14,563)	(6,611)	(1)	(88,368)	(59,627)
	3	(112,008)	(11,794)	(5,650)	(2,137)	(29,125)	(13,066)	(2)	(173,782)	(117,213)
	1	(162)	(64)	(29)	(4,940)	(939)	(211)	-	(6,345)	(4,720)
Mar 10	2	(33,868)	(9,377)	(1,856)	(123,510)	(23,478)	(7,019)	(1)	(199,109)	(130,565)
	3	(67,095)	(18,435)	(3,666)	(247,021)	(46,956)	(13,692)	(2)	(396,867)	(260,596)

Definition	Exposure subject to variations in fixed interest rates and interest rate coupons	Exposure subject to variations in price index coupon rates	Exposure subject to variations in foreign currency coupon rates	Exposure subject to exchange variations	Exposure subject to variation in stock prices	Exposure subject to variations in the interest rate of securities traded on the international market	Exposure not classified in previous definitions
(*) Amounts net of tax effects.

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Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data on the time and scenarios they would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (BM&FBovespa, Anbima, etc), base point stresses were applied for interest rates and 1% variation for prices. For instance, in the scenario applied to positions on March 31, 2011, the exchange rate of Real/Dollar was R$1.65. For the interest rate scenario, the 1-year fixed interest rate applied on the positions on March 31, 2011 was 12.30% p.a.

Scenario 2: 25% stresses were determined based the market. For instance, in the scenario applied to positions on March 31, 2011, the exchange rate of Real/Dollar was R$2.04. For the interest rate scenario, the 1-year fixed interest rate applied to positions on March 31, 2011 was 15.37% p.a. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices; and

Scenario 3: 50% stresses were determined based on the market. For instance, in the scenario applied to positions on March 31, 2011, the exchange rate of Real/Dollar was R$2.45. For the interest rate scenario, the 1-year fixed interest rate applied to positions on March 31, 2011 was 18.44% p.a. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

Liquidity Risk

The Liquidity Risk is the possibility of the Organization not having enough financial funds to honor its commitments due to the mismatch between payments and deposits, taking in consideration different currencies and the settlement terms of its rights and obligations.

In addition to defining minimum levels to be complied with, the Organization’s liquidity policy also considers stress situations, the type of financial instruments in which funds should remain invested and the operating strategy for cases of need.

The liquidity risk management process includes the daily monitoring of the composition of available resources, compliance with the minimum level of liquidity and contingency plans for stress situations. The controlling and monitoring of positions are conducted in a centralized manner.

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Notes to the Consolidated Financial Statements

We present the Balance Sheet by maturity in the chart below

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Not stated maturity	Total
Assets
Current and long-term assets	365,784,162	109,678,937	43,437,980	144,697,875	-	663,598,954
Funds available	6,785,081	-	-	-	-	6,785,081
Interbank investments	51,999,094	45,043,794	1,473,328	1,643,153	-	100,159,369
Securities and derivative financial instruments (1) (2)	184,705,926	4,667,492	4,567,668	23,540,515	-	217,481,601
Interbank and interdepartmental accounts	66,783,661	438	364	507,003	-	67,291,466
Loan and leasing operations	24,205,086	51,881,485	32,574,488	97,617,429	-	206,278,488
Other receivables and assets	31,305,314	8,085,728	4,822,132	21,389,775	-	65,602,949
Permanent assets	219,731	996,744	901,763	7,240,828	2,428,592	11,787,658
Investments	-	-	-	-	1,674,688	1,674,688
Premises and equipment and leased assets	51,551	257,765	309,318	2,701,246	345,890	3,665,770
Intangible assets	168,180	738,979	592,445	4,539,582	408,014	6,447,200
Total on March 31, 2011	366,003,893	110,675,681	44,339,743	151,938,703	2,428,592	675,386,612
Total on December 31, 2010	332,462,072	107,361,975	44,902,926	150,427,483	2,330,274	637,484,730
Total on March 31, 2010	273,314,225	80,703,635	38,559,657	138,165,642	1,882,901	532,626,060
Liabilities
Current and long-term liabilities	325,359,703	43,164,552	45,092,467	209,451,827	-	623,068,549
Deposits (2)	95,562,421	10,695,214	21,542,930	76,021,874	-	203,822,439
Federal funds purchased and securities sold under agreements to repurchase	122,313,854	14,239,721	6,010,479	36,424,727	-	178,988,781
Funds from issuance of securities	350,710	2,751,735	2,211,697	16,386,857	-	21,700,999
Interbank and interdepartmental accounts	2,647,135	-	-	-	-	2,647,135
Borrowing and onlending	2,193,125	8,930,196	7,452,469	22,924,848	-	41,500,638
Derivative financial instruments	1,898,599	174,470	115,973	168,655	-	2,357,697
Technical provisions for insurance, private pension plans and savings bonds (3)	65,841,833	2,127,156	1,320,930	20,689,616	-	89,979,535
Other liabilities:
- Subordinated debts	66,964	2,732,395	2,090,045	19,518,745	-	24,408,149
- Other	34,485,062	1,513,665	4,347,944	17,316,505	-	57,663,176
Deferred income	447,122	-	-	-	-	447,122
Minority interest in subsidiaries	-	-	-	-	573,978	573,978
Shareholders’ equity	-	-	-	-	51,296,963	51,296,963
Total on March 31, 2011	325,806,825	43,164,552	45,092,467	209,451,827	51,870,941	675,386,612
Total on December 31, 2010	314,477,505	40,862,788	42,254,168	191,375,883	48,514,386	637,484,730
Total on March 31, 2010	258,462,052	29,094,014	33,902,414	166,729,367	44,438,213	532,626,060
Accumulated net assets on March 31, 2011	40,197,068	107,708,197	106,955,473	49,442,349	-	-
Accumulated net assets on December 31, 2010	17,984,567	84,483,754	87,132,512	46,184,112	-	-
Accumulated net assets on March 31, 2010	14,852,173	66,461,794	71,119,037	42,555,312	-	-

(1) Investments in investment funds are classified as up to 30 days;
(2) Sale and purchase agreements are classified according to the maturity of the operation; and
(3) Demand and savings deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

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Notes to the Consolidated Financial Statements

Operating Risk

Operating risk is represented by losses from internal processes, personnel and inadequate systems or failures and external events. This definition includes legal risk, but excludes strategic and image risk.

The Organization considers operational risk management to be essential to the generation of added value. Risk control is conducted in a centralized manner through identification, measurement, mitigation plans and administration of operating risks, on a consolidated basis and by company.

Among plans for mitigating operating risk, the most important is business continuity management, which is made up of formal plans to be adopted during moments of crisis in order to guarantee the recovery and continuation of business, thereby preventing or mitigating losses.

Capital Management

The Capital management process is conducted in order to provide the conditions necessary to meet the Organization’s strategic objectives, considering the economic and commercial environment in which it operates. This process is compatible with the nature of operations, complexity of service and products and dimension of the Organization's exposure to risks.

Under Bacen regulations, financial institutions are required to permanently maintain capital (Reference Shareholders’ Equity) compatible with the risks of their activities, represented by Required Reference Shareholders’ Equity (PRE). PRE is calculated considering, at least, the sum of credit risk, market risk and operating risk.

The process of adjustment to Reference Shareholders' Equity is daily followed up and aims to ensure that the Organization have a solid capital base in order to support development of activities and face risks incurred, whether in normal situations or in extreme market conditions, in addition to meeting capital regulatory requirements.

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Notes to the Consolidated Financial Statements

We present the Capital Adequacy Ratio (Basel II) in the chart below

Calculation basis – Capital Adequacy Ratio (Basel II)	R$ thousand
	2011		2010
	March 31		December 31		March 31
	Financial	Economic-financial	Financial	Economic-financial	Financial	Economic-financial
Shareholders’ equity	51,296,963	51,296,963	48,042,850	48,042,850	43,087,366	43,087,366
Reduction of deferred assets – CMN Resolution 3,444/07	(209,214)	(290,645)	(206,257)	(296,018)	(315,872)	(433,638)
Decrease in gains/losses of mark-to-market adjustments in DPV and derivatives – CMN Resolution 3,444/07	1,660,228	1,660,228	1,677,537	1,677,537	1,346,716	1,346,716
Additional provision to the minimum required by Bacen Resolution 2,682/99	-	-	-	-	3,004,207	3,004,968
Minority interest/other	180,533	573,978	175,671	471,536	168,787	816,547
Reference shareholders’ equity - Tier I	52,928,510	53,240,524	49,689,801	49,895,905	47,291,204	47,821,959
Total of gains/losses of adjustments to market value in Available for Sale (DPV) and derivatives – CMN Resolution 3,444/07	(1,660,228)	(1,660,228)	(1,677,537)	(1,677,537)	(1,346,716)	(1,346,716)
Subordinated debt	8,468,720	8,468,720	8,050,760	8,050,760	9,816,056	9,816,056
Reference shareholders’ equity – Tier II	6,808,492	6,808,492	6,373,223	6,373,223	8,469,340	8,469,340
Total reference shareholders’ equity (Tier I + Tier II)	59,737,002	60,049,016	56,063,024	56,269,128	55,760,544	56,291,299
Deduction of instruments for funding - CMN Resolution 3,444/07	(96,553)	(126,433)	(94,657)	(123,100)	(84,931)	(228,458)
Reference shareholders’ equity (a)	59,640,449	59,922,583	55,968,367	56,146,028	55,675,613	56,062,841
Capital allocation (by risk)
- Credit risk	40,554,561	40,774,901	38,738,750	38,938,440	34,655,230	34,871,767
- Market risk	363,758	363,758	380,236	380,236	202,277	202,277
- Operational risk (1)	1,883,392	2,690,028	1,758,568	2,574,130	1,677,756	1,677,756
Required reference shareholders’ equity (b)	42,801,711	43,828,687	40,877,554	41,892,806	36,535,263	36,751,800
Margin (a – b)	16,838,738	16,093,896	15,090,813	14,253,222	19,140,350	19,311,041
Risk-weighted assets (2) (c)	389,106,466	398,442,608	371,614,123	380,843,686	332,138,752	334,107,270
Capital adequacy ratio (a/c)	15.33%	15.04%	15.06%	14.74%	16.76%	16.78%

(1) As set forth by Bacen Circular Letters 3,383/08 and 3,476/09, we point out that, as of July 2010, the calculation of capital allocation for Operating Risk for the Economic -Financial Consolidated includes non-financial companies.

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Notes to the Consolidated Financial Statements

b) Market value

The book value, net of provisions for loss of the main financial instruments is as follows:

Portfolios	R$ thousand
	Unrealized gain (loss) without tax effects
	Book value	Market value	In the result			In shareholders’ equity
	2011		2011	2010		2011	2010
	March 31		1st Quarter	4th Quarter	1st Quarter	March 31	December 31	March 31
Securities and derivative financial instruments (Notes 3e, 3f and 8)	217,481,601	221,348,349	3,913,921	4,632,351	4,167,360	3,866,748	4,607,874	3,602,028
- Adjustment of available-for-sale securities (Note 8 cII)			47,173	24,477	565,332	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			3,866,748	4,607,874	3,602,028	3,866,748	4,607,874	3,602,028
Loan and leasing operations (Notes 2, 3g and 10) (1)	239,911,765	238,893,319	(1,018,446)	53,933	494,029	(1,018,446)	53,933	494,029
Investments (Notes 3j, 4 and 13) (2)	1,674,688	8,633,739	6,959,051	6,734,856	7,120,175	6,959,051	6,734,856	7,120,175
Treasury shares (Note 23d)	63,091	69,338	-	-	-	6,247	110	-
Time deposits (Notes 3n and 16a)	116,054,512	115,827,862	226,650	168,129	150,144	226,650	168,129	150,144
Funds from issuance of securities (Note 16c)	21,700,999	21,824,120	(123,121)	(71,833)	6,423	(123,121)	(71,833)	6,423
Borrowing and onlending (Notes 17a and 17b)	41,500,638	40,986,901	513,737	128,201	95,866	513,737	128,201	95,866
Subordinated debts (Note 19)	24,408,149	25,289,554	(881,405)	(1,089,321)	(1,123,197)	(881,405)	(1,089,321)	(1,123,197)
Unrealized gains without tax effects			9,590,387	10,556,316	10,910,800	9,549,461	10,531,949	10,345,468

(1) Includes advances on foreign exchange contracts, leasing operations and other receivables with credit features; and
(2) Basically includes the surplus of interest in subsidiaries and affiliated companies (Cielo, Odontoprev and Fleury) and other investments (BM&FBovespa and Cetip).

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Notes to the Consolidated Financial Statements

Determination of market value of financial instruments:

• Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price on the balance sheet date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on pricing models, quotation models or quotations for instruments with similar characteristics;

• Fixed rate loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

• Time deposits, funds from issuance of securities, borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33)	EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the PGBL modality, which is a private defined contribution pension plan that allows the accumulation of financial resources by participants over their professional careers through contributions paid by the professional and the sponsoring company. The related resources are invested in an Exclusive Investment Fund (FIE).

PGBL is managed by Bradesco Vida e Previdência S.A. and Bradesco Asset Management (BRAM). The Securities Dealer company (DTVM) is responsible for the financial management of FIE funds.

Contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who, in 2001, opted to migrate to the defined contribution plan (PGBL) plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, nonetheless respecting the 4% minimum.

The actuarial liabilities of defined contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), former participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, whether they migrated or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by plan assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) maintains supplementary retirement plans of defined contribution and defined benefit, through Fundação Baneb de Seguridade Social - Bases (related to former employees of Baneb). The actuarial liabilities of defined contribution and defined benefit plans are fully covered by assets of the plans.

Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and defined contribution types, through the Assistance and Retirement Pension Fund for the Employees of the Bank of the State of Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of the Private Pension Plan Fund of the Bank of the State of Ceará (Cabec).

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Notes to the Consolidated Financial Statements

The assets of private pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco’s facilities abroad provide their employees and directors with a private pension plan in compliance with the rules set forth by local authorities, which authorize to accumulate funds during the participant’s professional career.

Expenses with contributions made in the first quarter of 2011 amounted to R$89,035 thousand (R$128,231 thousand in the fourth quarter of 2010 and R$73,269 thousand in the first quarter of 2010).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and management several other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training. These expenses, including the aforementioned contributions, amounted to R$514,726 thousand in the first quarter of 2011 (R$562,772 thousand in the fourth quarter of 2010 and R$428,911 thousand in the first quarter of 2010).

34) INCOME TAX AND SOCIAL CONTRIBUTION

     a) Calculation of income tax and social contribution charges

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Income before income tax and social contribution	4,073,480	4,214,067	2,689,696
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,629,392)	(1,685,627)	(1,075,878)
Effect on the tax calculation:
Equity in the earnings of unconsolidated companies	13,675	24,225	11,502
Exchange (loss)/gain	(107,423)	(108,261)	30,540
Non-deductible expenses, net of non-taxable income	(95,793)	(86,160)	(56,769)
Tax credits recorded from previous periods	-	76,754	241,732
Interest on shareholders’ equity (paid and payable)	286,320	245,436	243,210
Effect of the difference of the social contribution rate (2)	226,711	259,040	152,209
Other amounts	8,125	71,009	(115,864)
Income tax and social contribution for the period	(1,297,777)	(1,203,584)	(569,318)

(1) The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11,727/08, remaining at 9% for other companies (Note 3h); and
(2) Refers to the adjustment of the effective rate of social contribution in relation to the rate (40%) shown.

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Notes to the Consolidated Financial Statements

b) Breakdown of income tax and social contribution in the result

	R$ thousand
	2011	2010
	1st Quarter	4th Quarter	1st Quarter
Current taxes:
Income tax and social contribution payable	(2,278,691)	(1,468,729)	(1,486,130)
Deferred taxes:
Amount recorded/realized for the period on temporary additions	1,155,816	224,280	661,483
Use of opening balances of:
Negative basis of social contribution	(85,833)	(5,516)	(55,047)
Tax loss	(155,307)	(32,979)	(153,724)
Tax credits recorded from previous periods:
Negative basis of social contribution	-	27,158	12,102
Tax loss	-	2,067	33,617
Temporary additions	-	47,529	196,013
Recording/utilization in the period on:
Negative basis of social contribution	23,168	3,272	11,117
Tax loss	43,070	(666)	211,251
Total deferred taxes	980,914	265,145	916,812
Income tax and social contribution for the period	(1,297,777)	(1,203,584)	(569,318)

c) Origin of tax credits of deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2010	Amount recorded (3)	Amount realized	Balance on 3.31.2011	Balance on 3.31.2010
Allowance for loan losses	8,797,082	1,336,620	1,044,441	9,089,261	7,920,438
Provision for civil contingencies	1,025,560	115,542	60,799	1,080,303	895,348
Provision for tax contingencies	2,770,672	499,912	8,131	3,262,453	2,265,948
Labor provisions	627,215	72,726	59,103	640,838	605,162
Provision for devaluation of securities and investments	100,554	3,984	1,458	103,080	120,732
Provision for devaluation of foreclosed assets	105,913	22,426	28,218	100,121	107,140
Adjustment to market value of trading securities	58,546	59,191	547	117,190	14,251
Amortized goodwill	906,512	5,341	67,125	844,728	992,003
Provision for interest on shareholders’ equity (1)	-	286,320	-	286,320	208,948
Law 11,638/07 adjustments	77,458	1,395	1,598	77,255	106,308
Other	1,864,356	351,937	328,158	1,888,135	1,872,468
Total tax credits over temporary differences	16,333,868	2,755,394	1,599,578	17,489,684	15,108,746
Tax losses and negative basis of social contribution in Brazil
and abroad	739,453	66,238	241,140	564,551	1,178,597
Subtotal	17,073,321	2,821,632	1,840,718	18,054,235	16,287,343
Adjustment to market value of available-for-sale securities	215,881	35,847	38,303	213,425	22,455
Social contribution – Provisional Measure 2,158-35 of August 24, 2001 (2)	157,813	-	6,074	151,739	247,247
Total tax credits (Note 11b)	17,447,015	2,857,479	1,885,095	18,419,399	16,557,045
Deferred tax liabilities (Note 34f)	4,791,462	230,510	61,373	4,960,599	4,455,906
Tax credits net of deferred tax liabilities	12,655,553	2,626,969	1,823,722	13,458,800	12,101,139
- Percentage of net tax credits over reference shareholders’ equity (Note 32a)	22.5%			22.5%	21.6%
- Percentage of net tax credits over total assets	2.0%			2.0%	2.3%

(1) Tax credit on interest on shareholders’ equity is recorded up to the authorized tax limit;
(2) Up to the end of the fiscal year, we expect to realize R$31,427 thousand, to be recorded upon effective use (item d); and
(3) Includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Law 11,727/08, equivalent to R$226,711 thousand (Note 3h).

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Notes to the Consolidated Financial Statements

    d) Expected realization of tax credits over temporary differences, tax loss and negative basis of social contribution and social contribution tax credit – Provisional Measure 2,158-35

	R$ thousand
	Temporary differences		Tax loss and negative basis		Total
	Income tax	Social contribution	Income tax	Social contribution
2011	2,741,359	1,488,744	150,327	26,906	4,407,336
2012	3,420,999	1,946,456	119,553	50,013	5,537,021
2013	3,385,906	1,913,761	47,227	25,243	5,372,137
2014	849,410	551,019	47,936	28,101	1,476,466
2015	688,085	461,785	43,059	25,135	1,218,064
2016 (1st quarter)	22,702	19,458	520	531	43,211
Total	11,108,461	6,381,223	408,622	155,929	18,054,235

	R$ thousand
	Social contribution tax credit - Provisional Measure 2,158–35
	2011	2012	2013	2014	Total
Total	31,427	109,883	9,261	1,168	151,739

The projected realization of tax credits is an estimate and it is not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$16,835,224 thousand (December 31, 2010 – R$16,044,175 thousand and March 31, 2010 – R$14,809,989 thousand), of which R$16,169,728 thousand (December 31, 2010 –R$15,200,956 thousand and March 31, 2010 – R$13,519,605 thousand) is relative to temporary differences, R$521,920 thousand (December 31, 2010 – R$693,909 thousand and March 31, 2010 – R$1,071,383 thousand) to tax losses and negative basis of social contribution and R$143,576 thousand (December 31, 2010 – R$149,310 thousand and March 31, 2010 – R$219,001 thousand) comprises tax credit over social contribution – Provisional Measure 2,158-35.

e) Unrecorded tax credits

Tax credits of R$2,511 thousand (December 31, 2010 – R$2,414 thousand and March 31, 2010 –R$74,152 thousand) have not been recorded in the financial statements, and will be recorded when prospects of realization are probable according to studies and analyses prepared by the Management and in accordance with Bacen rules.

Due to the Direct Action of the Declaration of Inconstitutionality filed by CONSIF against articles 17 and 41 of Law 11,727/08, tax credits from periods prior to the increase in the Social Cotnribution rate from 9% to 15% were recorded up to the limit of the correspopnding consolidated tax obligations. In the quarter, the remaining balance of December 31, 2010 in the moaunt of R$226,711 thousand, was fully provisioned (Note 3h).

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Notes to the Consolidated Financial Statements

f) Deferred tax liabilities

	R$ thousand
	2011	2010
	March 31	December 31	March 31
Mark-to-market adjustment of derivative financial instruments	240,984	238,016	393,891
Difference in depreciation	3,917,264	3,925,102	3,427,393
Judicial deposit update and others	802,351	628,344	634,622
Total	4,960,599	4,791,462	4,455,906

The deferred tax liabilities of financial and insurance sector companies were established considering the increase of the social contribution rate, determined by Law 11,727/08 (Note 3h).

35) OTHER INFORMATION

a) The Bradesco Organization manages investment funds and portfolios with net assets on March 31, 2011 of R$303,319,123 thousand (December 31, 2010 - R$288,907,041 thousand and March 31, 2010 - R$258,562,728 thousand).

b) As part of the process of convergence with international accounting standards, certain accounting pronouncements and their interpretations were issued by the Brazilian Accounting Pronouncements Committee (CPC), which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

• Resolution 3,566/08 – Impairment of Assets (CPC 01);
• Resolution 3,604/08 – Statement of Cash Flow (CPC 03);
• Resolution 3,750/09 – Related-Party Disclosures (CPC 05); and
• Resolution 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25).

At present, it is not practicable to estimate when CMN will approve the other CPC accounting standards or whether their adoption, subsequent to approval, will be effective for future periods, or applicable retroactively. As a result, it is not yet possible to estimate the accounting effects of these standards on Bradesco’s financial statements.

CMN Resolution 3,786/09 and Circular Letters 3,472/09 and 3,516/10 established that financial institutions and other entities authorized to operate by Bacen, which are listed companies or which are required to maintain an Audit Committee shall, as from December 31, 2010, prepare annually and publish in up to 90 days from the base date December 31, their consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board. (IASB). Bacen’s Circular 3,516/10 increased from 90 to 120 days the disclosure term of Financial Statements according to IFRS as of December 31, 2010.

On April 15, 2011, Bradesco made its financial statements for December 31, 2010 and 2009 prepared in accordance with IFRS standards available on its website, www.bradesco.com.br/ri, and on CVM’s website (www.cvm.com.br). On the opinion of the Management, reconciliations between net income and shareholders' equity on March 31, 2011 are in line with the values presented in the reconciliations dated December 31, 2010.

c) On January 2011, Bradesco acquired shares issued by Companhia Brasileira de Soluções e Serviços – CBSS (“CBSS”) then held by Visa International Service Association (“Visa International”) corresponding to 5.01% of the capital stock of CBSS for R$85.8 million. With this operation,

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Notes to the Consolidated Financial Statements

Bradesco Organization’s interest in CBSS increased from 45% to 50.01%, strengthening its interest in the capital of companies operating in the credit card segment.

d)  On March 2011, following the Memorandum of Understanding disclosed in April 2010, Bradesco executed a new binding Memorandum of Understanding with Banco do Brasil S.A. (“Banco do Brasil”) to develop and integrate joint businesses through the creation of a Holding named Elo Participações to launch the Elo card brand.

Bradesco will hold 50.01% interest in Elo Participações, with Banco do Brasil holding 49.99%. The new company will be involved in business related to electronic means of payment, which includes:

• Elo Serviços S.A., owner and manager of the Elo brand of credit, debit and pre-paid cards;

• Integration of Companhia Brasileira de Soluções e Serviços (“CBSS”), directly or indirectly, in the business of Elo Participações;

• Sale to CBSS of 100% of quotas held by Bradesco and/or its affiliates in IBI Promotora de Vendas Ltda., including customer base and business related to the business channel, for a total of R$419.0 million. This operation is subject to: (i) negotiation of definitive documents by the parties involved; and (ii) compliance with applicable legislation; and

• Sale to CBSS of 100% of stock held by Bradesco and/or its affiliates in Fidelity Processadora e Serviços S.A. (“FPS”), representing 49% of FPS’s capital stock, for a total of R$557.9 million, R$328.9 million of which to paid based on performance.

The operation will be finalized after the completion of definitive documents and compliance with applicable legal and regulatory formalities. Bradesco and Banco do Brasil are taking the final steps towards integrating Caixa Econômica Federal to the launch of the Elo brand.

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Management Bodies

Reference Date: March 31, 2011

Board of Directors

Chairman
Lázaro de Mello Brandão

Vice-Chairman
Antônio Bornia

Members
Mário da Silveira Teixeira Júnior
João Aguiar Alvarez
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
* Milton Matsumoto
Ricardo Espírito Santo Silva Salgado

Board of Executive Officers

Executive Officers

Chief Executive Officer
Luiz Carlos Trabuco Cappi

Executive Vice-Presidents
Laércio Albino Cezar
Julio de Siqueira Carvalho de Araujo
Norberto Pinto Barbedo
Domingos Figueiredo de Abreu

Managing Directors
José Alcides Munhoz
Aurélio Conrado Boni
Ademir Cossiello
Sérgio Alexandre Figueiredo Clemente
Candido Leonelli
Maurício Machado de Minas

Deputy Directors
Alexandre da Silva Glüher
Alfredo Antônio Lima de Menezes
André Rodrigues Cano
Josué Augusto Pancini
Luiz Carlos Angelotti
Marcelo de Araújo Noronha
Nilton Pelegrino Nogueira

Department Directors	Compensation Committees
Adineu Santesso	Lázaro de Mello Brandão - Coordinator
Altair Antônio de Souza	Antônio Bornia
Amilton Nieto	Mário da Silveira Teixeira Júnior
André Bernardino da Cruz Filho	Luiz Carlos Trabuco Cappi
André Marcelo da Silva Prado	Carlos Alberto Rodrigues Guilherme
Antonio de Jesus Mendes	* Milton Matsumoto
Antonio José da Barbara
Arnaldo Nissental	Audit Committee
Aurélio Guido Pagani	Carlos Alberto Rodrigues Guilherme - Coordinator
Cassiano Ricardo Scarpelli	José Lucas Ferreira de Melo
Clayton Camacho	Romulo Nagib Lasmar
Denise Pauli Pavarina	Osvaldo Watanabe
Douglas Tevis Francisco
Fernando Roncolato Pinho	Compliance and Internal Control Committee
Jair Delgado Scalco	Mário da Silveira Teixeira Júnior – Coordinator
Jean Philippe Leroy	Carlos Alberto Rodrigues Guilherme
João Albino Winkelmann	Milton Matsumoto
Jorge Pohlmann Nasser	Domingos Figueiredo de Abreu
José Luiz Rodrigues Bueno	Alexandre da Silva Glüher
José Maria Soares Nunes	Marco Antonio Rossi
Júlio Alves Marques	Clayton Camacho
Laércio Carlos de Araújo Filho	Moacir Nachbar Junior
Lúcio Rideki Takahama	Roberto Sobral Hollander
Luiz Alves dos Santos	Frederico William Wolf
Luiz Carlos Brandão Cavalcanti Junior
Luiz Fernando Peres	Executive Disclosure Committee (Non-Statutory)
Marcos Bader	Domingos Figueiredo de Abreu - Coordinator
Marcos Daré	Julio de Siqueira Carvalho de Araujo
Mario Helio de Souza Ramos	Luiz Carlos Angelotti
Marlene Morán Millan	Alexandre da Silva Glüher
Moacir Nachbar Junior	Marco Antonio Rossi
Nobuo Yamazaki	Haydewaldo Roberto Chamberlain da Costa
Octávio de Lazari Júnior	Antonio José da Barbara
Octavio Manoel Rodrigues de Barros	José Maria Soares Nunes
Paulo Aparecido dos Santos	Paulo Faustino da Costa
Paulo Faustino da Costa	Marcos Aparecido Galende
Roberto Sobral Hollander
* Waldemar Ruggiero Júnior	Ethical Conduct Committee
Walkiria Schirrmeister Marquetti	Milton Matsumoto - Coordinator
Carlos Alberto Rodrigues Guilherme
Directors	Julio de Siqueira Carvalho de Araujo
Antonio Carlos Melhado	Domingos Figueiredo de Abreu
Antonio Chinellato Neto	Alexandre da Silva Glüher
Cláudio Borges Cassemiro	André Rodrigues Cano
Cláudio Fernando Manzato	Josué Augusto Pancini
Edilson Wiggers	Marco Antonio Rossi
Eurico Ramos Fabri	Clayton Camacho
Guilherme Muller Leal	José Luiz Rodrigues Bueno
José Luis Elias	Júlio Alves Marques
José Ramos Rocha Neto	Moacir Nachbar Junior
Marcos Aparecido Galende	Glaucimar Peticov
Osmar Roncolato Pinho	Frederico William Wolf
Renan Mascarenhas Carmo
Integrated Risk Management and Capital Allocation Committee
Regional Officers	Luiz Carlos Trabuco Cappi - Coordinator
Alex Silva Braga	Laércio Albino Cezar
Almir Rocha	Julio de Siqueira Carvalho de Araujo
Antonio Gualberto Diniz	Norberto Pinto Barbedo
Antonio Piovesan	Domingos Figueiredo de Abreu
Delvair Fidencio de Lima	Alexandre da Silva Glüher
Diaulas Morize Vieira Marcondes Junior	Marco Antonio Rossi
Francisco Aquilino Pontes Gadelha	Roberto Sobral Hollander
Francisco Assis da Silveira Junior
Geraldo Dias Pacheco	Fiscal Council
João Alexandre Silva	Members
João Carlos Gomes da Silva	Nelson Lopes de Oliveira - Coordinator
José Sergio Bordin	Domingos Aparecido Maia
Mauricio Gomes Maciel	Ricardo Abecassis Espírito Santo Silva
Volnei Wulff
Wilson Reginaldo Martins	Substitute Members
Jorge Tadeu Pinto de Figueiredo
João Batistela Biazon
Renaud Roberto Teixeira
Ombudsman Department
* Undergoing ratification by the Brazilian Central Bank	Júlio Alves Marques – Ombudsman

General Accounting Committee Marcos Aparecido Galende Accountant -CRC 1SP201309/O-6

196	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Report on Limited Review of Interim Consolidated Financial Information

To the Board of Directors of Banco Bradesco S.A. Osasco - SP

Introduction

We have reviewed the consolidated balance sheet of Banco Bradesco S.A., as of March 31, 2011 and the related consolidated statements of income, consolidated statement of changes in shareholders' equity and the consolidated statement of cash flows for the quarter then ended, as well as the summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express an opinion on this interim consolidated financial information based on our limited review.

Scope of review

We conducted our limited review in accordance with approved Brazilian auditing standards and International Standards on Auditing (NBC TR 2410 – NBC TR 2410 – Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. The scope of a review is significantly lower than an audit conducted in accordance with auditing standards and therefore does not allow us to obtain assurance that we become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the consolidated interim information does not present fairly, in all material aspects, the consolidated financial position of Banco Bradesco S.A., as of March 31, 2011, the consolidated results of their operations and their consolidated cash flows for the quarter then ended, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Brazilian Central Bank.

Other matters

Statement of interim value added

We also reviewed the interim consolidated statements of value added for the quarter ended March 31, 2011, presented as supplemental information. This statement was subjected to the same review procedures described above and based on our review, we are not aware of any facts that would lead us to believe that they are not presented fairly, in all material respects, in relation to other interim consolidated financial information taken as a whole

Bradesco	197

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Report on Limited Review of Interim Consolidated Financial Information

Audit of corresponding values of prior year and prior quarters.

The corresponding values relating year ended December 31, 2010 and the quarters ended December 31 and March 31, 2010, presented for comparative purposes, have been previously audited and reviewed by other independent auditors who issued their reports dated January 28, 2011 and April 27, 2010, respectively, which did not contain any modification.

São Paulo, April 26, 2011

198	Report on Economic and Financial Analysis – March 2011

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Fiscal Council Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Financial Statements related to the first quarter of 2011, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371/02, CMN Resolution 3,059/02, and Bacen Circular Letter 3,171/02, and in view of the report prepared by KPMG Auditores independentes, are of the opinion that the aforementioned documents, based on the Brazilian accounting practices adopted and applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, April 26, 2011.

     Nelson Lopes de Oliveira
Domingos Aparecido Maia
Ricardo Abecassis E. Santo Silva

Bradesco	199

For further information:

Board of Executive Officers

     Domingos Figueiredo de Abreu Executive Vice-President and Executive IRO

     Phone: (#55 11) 3681-4011 4000.abreu@bradesco.com.br

Market Relations Department

Paulo Faustino da Costa

Phone: (#55 11) 2178-6201 Fax: (#55 11) 2178-6215

Avenida Paulista, 1.450 – 1º andar CEP 01310-917 – São Paulo-SP

     Brazil www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 05, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.